Exhibit 99.2

ARRANGEMENT

INVOLVING

COASTAL CONTACTS INC.,

ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.

AND

8800499 CANADA INC.
(A WHOLLY-OWNED SUBSIDIARY OF ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
OF COASTAL CONTACTS INC. TO BE HELD ON APRIL 16, 2014

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

MARCH 18, 2014

These materials are important and require your immediate attention.  They require shareholders of Coastal Contacts Inc. to make important decisions.  If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with regard to voting your common shares, please contact Georgeson Shareholder Communications toll-free (North America) at 1-888-605-8408 or by email at askus@georgeson.com.

March 18, 2014

Dear Shareholder:

You are cordially invited to attend the annual general and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Coastal Contacts Inc. (“Coastal”) to be held at the offices of McCarthy Tétrault LLP at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada on April 16, 2014, commencing at 10:00 a.m. (Vancouver time).

In addition to the consideration of routine annual matters, you will be asked to consider and vote upon a proposed arrangement (the “Arrangement”) under the Canada Business Corporation Act  pursuant to which 8800499 Canada Inc. (“Newco”), a wholly-owned subsidiary of Essilor International (Compagnie Générale d’Optique), S.A. (“Essilor”), will acquire all of the issued and outstanding common shares of Coastal (the “Coastal Shares”). Under the proposed Arrangement, you will receive CDN$12.45 in cash for each Coastal Share you own.

Coastal’s Board of Directors (the “Board”) has considered the Arrangement and based upon, among other things, the unanimous favourable recommendation of a special committee of independent directors formed to consider the Arrangement (the “Special Committee”) and the fairness opinions of Guggenheim Securities, LLC (“Guggenheim Securities”), financial advisor to the Board, and BMO Nesbitt Burns Inc. (“BMO Capital Markets”), financial advisor to the Special Committee, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Coastal. Accordingly, the Board has unanimously approved the Arrangement and unanimously recommends that Shareholders vote in favour of the Arrangement.

All directors and executive officers of Coastal, owning or controlling, in aggregate, approximately 16.4% of the Coastal Shares, have entered into support and voting agreements to vote their Coastal Shares in favour of the Arrangement.

Your vote is important regardless of the number of Coastal Shares you own. To become effective, the Arrangement must be approved by (i) at least 66-2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and (ii) at least a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Coastal Shares owned by certain directors and executive officers. In addition to Shareholder approval, consummation of the Arrangement is also subject to receipt of required governmental and regulatory approvals, clearances and consents, the approval of the Supreme Court of British Columbia and other conditions, all of which are described in more detail in the attached management information circular.

Whether or not you plan to attend the Meeting in person, we encourage Shareholders to take the time to complete, sign, date and return the enclosed form of proxy no later than 10:00 a.m. (Vancouver time) on April 14, 2014 so that your Coastal Shares can be voted at the Meeting. If you hold Coastal Shares through a broker, investment dealer, bank, trust company or other intermediary, you should carefully follow the instructions of your intermediary to ensure that your Coastal Shares are voted at the Meeting in accordance with your instructions.

The attached management information circular provides you with detailed information about the Meeting and the proposed Arrangement and includes certain other information to assist you in considering the proposed

Arrangement to be voted upon. You are urged to read the management information circular carefully, including all appendices thereto, and, if you require assistance, to consult your financial, legal, tax or other professional advisors. You may also obtain more information about Coastal from documents we have filed with the Canadian securities regulators at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Coastal has retained Georgeson Shareholder Communications Canada Inc.  (“Georgeson”) to encourage the return of completed proxies and to solicit proxies in favour of the resolutions approving the Arrangement.  If you have any questions, please contact Georgeson toll-free (North America) at 1-888-605-8408 or by email at askus@georgeson.com. Further contact information with respect to Georgeson is set forth on the back cover of the attached management information circular.

On behalf of the directors of Coastal, I would like to express our gratitude for the support that our Shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees for their hard work assisting us with this task and for providing their support for the proposed Arrangement. Coastal looks forward to seeing Shareholders at the Meeting.  As Chairman and Chief Executive Officer, I would like to acknowledge my fellow directors for their great service to our Shareholders and for all of their hard work and diligence on the proposed Arrangement.

Sincerely,

(signed) “Roger V. Hardy”

Roger V. Hardy
Chairman and Chief Executive Officer Coastal Contacts Inc.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders  (the “Shareholders”) of common shares (“Coastal Shares”) of Coastal Contacts Inc. (“Coastal”) is to be held at the offices of McCarthy Tétrault LLP at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada on April 16, 2014 at 10:00 a.m. (Vancouver time) for the following purposes:

1.                                      to consider, pursuant to an interim order of the Supreme Court of British Columbia dated March March 17, 2014 (the “Interim Order”) and, if thought fit, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular of Coastal dated March 18, 2014 (the “Circular”), to approve an arrangement (the “Arrangement”) under the provisions of Section 192 of the Canada Business Corporations Act (the “CBCA”), pursuant to which Essilor International (Compagnie Générale d’Optique), S.A. (“Essilor”) will, indirectly through 8800499 Canada Inc. (“Newco”), a wholly-owned subsidiary of Essilor, acquire all of the outstanding Coastal Shares for CDN$12.45 in cash for each Coastal Share, all as more particularly described in the Circular;

2.                                      to receive the consolidated financial statements of Coastal for the financial year ended October 31, 2013, together with the report of the auditor thereon;

3.                                      to elect the directors of Coastal for the ensuing year;

4.                                      to appoint KPMG LLP, Chartered Accountants, as auditor of Coastal for the ensuing year;

5.                                      to consider and, if thought fit, approve, on an advisory basis (and not to diminish the role and responsibilities of the Board of Directors of Coastal), Coastal’s approach to executive compensation; and

6.                                      to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Arrangement is more fully described in the accompanying Circular.

Pursuant to the Interim Order, the full text of which is set out in Appendix E to the Circular, registered Shareholders will have the right to dissent in respect of the Arrangement pursuant to Section 190 of the CBCA and be paid an amount equal to the fair value of their Coastal Shares.  These dissent rights are described in the Circular.  If a registered Shareholder wishes to dissent, a written notice of dissent must be received by Coastal no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened) and the registered Shareholder must otherwise comply strictly with the dissent procedures described in the Circular.  As a result of giving a notice of dissent, a registered Shareholder may, if the Arrangement becomes effective, require Newco to purchase the Shareholder’s Coastal Shares for their fair value in accordance with the provisions of the CBCA, as amended by the provisions of the Interim Order.  Failure to comply strictly with the dissent procedures described in the Circular may result in the loss or unavailability of any right of dissent.  See the section entitled “Dissenting Shareholders’ Rights” in the Circular and Appendix F to the Circular.  Beneficial owners of Coastal Shares registered in the name of an intermediary who wish to

i

dissent should be aware that only registered Shareholders are entitled to dissent and, accordingly, they need to contact such intermediary in order to exercise dissent rights.

The Record Date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting in respect of the Arrangement is March 14, 2014.  Only Shareholders whose names were entered in the registers of Coastal at the close of business on that date will be entitled to receive notice of and to vote at the Meeting in respect of the Arrangement.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment of the Meeting in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment of the Meeting.  To be effective, the enclosed proxy must be received by Coastal’s transfer agent, Computershare Trust Company of Canada by mail, hand or courier at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting to a time or date later than 10:00 a.m. on April 16, 2014, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened).  Non-registered Shareholders should carefully follow the instructions received from their intermediary in respect of voting of Coastal Shares that they own beneficially.

Dated at the City of Vancouver, in the Province of British Columbia, this 18th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF COASTAL CONTACTS INC.

(signed) “Roger V. Hardy”

Roger V. Hardy
Chairman and Chief Executive Officer

ii

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES	1

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS	3

INFORMATION CONTAINED IN THIS CIRCULAR	4

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	4

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR	5
The Arrangement	5
Recommendation of the Board	5
Reasons for the Arrangement	5
Fairness Opinions	8
Arrangement Mechanics	8
Sources of Funds for the Arrangement	9
Non-Solicitation Obligations of Coastal	9
Superior Proposals and Right to Match	10
Support and Voting Agreements	10
Conditions, Representations, Warranties and Covenants in the Acquisition Agreement	10
Court Approval	10
Regulatory Matters	10
Closing	10
Termination of the Acquisition Agreement	11
Termination Fees	11
Meeting of Shareholders	11
Dissenting Shareholders’ Rights	11
About Coastal, Essilor and Newco	12

QUESTIONS AND ANSWERS CONCERNING THE MEETING AND THE ARRANGEMENT	13

THE ARRANGEMENT	19
Background to the Acquisition Agreement	19
Recommendation of the Board	22
Reasons for the Arrangement	22
Fairness Opinions	25
Required Shareholder Approval	28
Arrangement Mechanics	28
Interests of Senior Management and Others in the Arrangement	30
Intentions of Coastal Directors and Executive Officers	33
Sources of Funds for the Arrangement	33
Expenses of the Arrangement	34
Effects on Coastal if the Arrangement is Not Completed	34

TERMS OF THE ACQUISITION AGREEMENT	35
Conditions Precedent to the Arrangement	35
Representations and Warranties	37
Covenants	37
Covenants of Coastal Regarding Non-Solicitation	42
Termination of the Acquisition Agreement and Termination Fees	44

PRINCIPAL LEGAL MATTERS	47
Court Approval of the Arrangement and Completion of the Arrangement	47
Regulatory Matters	47
Collateral Benefits	48
Stock Exchange Delisting and Reporting Issuer Status	50

GENERAL PROXY INFORMATION	51

DISSENTING SHAREHOLDERS’ RIGHTS	54

INFORMATION CONCERNING COASTAL	57
Outstanding Securities and Principal Shareholders	57
Previous Purchases and Sales of Securities	57
Previous Distributions of Coastal Shares	57
Dividend Policy	58
Financial Statements and Additional Information	58

INFORMATION CONCERNING ESSILOR AND NEWCO	59

MARKET PRICE AND TRADING VOLUME DATA FOR COASTAL SHARES	60

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	61

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	64

LEGAL MATTERS	68

QUESTIONS AND FURTHER ASSISTANCE	68

ANNUAL BUSINESS OF THE MEETING	69
Consolidated Financial Statements	69
Election of Directors	69
Appointment of Auditor	72
Advisory Vote Regarding Executive Compensation	72

CORPORATE GOVERNANCE DISCLOSURE	74

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	74
Executive Officer Compensation	74
Termination and Change of Control Benefits	82
Director Compensation	84

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	87

MANAGEMENT CONTRACTS	87

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	87

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	88

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	88

OTHER MATTERS	88

SHAREHOLDER PROPOSALS	88

ADDITIONAL INFORMATION	88

APPROVAL OF COASTAL CONTACTS INC.	90

CONSENT OF GUGGENHEIM SECURITIES, LLC	91

CONSENT OF BMO NESBITT BURNS INC.	92

CONSENT OF MCCARTHY TÉTRAULT LLP	93

APPENDIX A GLOSSARY OF TERMS	A-1

APPENDIX B ARRANGEMENT RESOLUTION	B-1

APPENDIX C PLAN OF ARRANGEMENT	C-1

APPENDIX D ACQUISITION AGREEMENT	D-1

APPENDIX E INTERIM ORDER	E-1

APPENDIX F DISSENT PROVISIONS OF THE CBCA	F-1

APPENDIX G GUGGENHEIM SECURITIES FAIRNESS OPINION	G-1

APPENDIX H BMO CAPITAL MARKETS FAIRNESS OPINION	H-1

APPENDIX I NOTICE OF HEARING OF PETITION FOR FINAL ORDER	I-1

APPENDIX J CORPORATE GOVERNANCE DISCLOSURE	J-1

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Coastal.  The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Annual General and Special Meeting.  A glossary of certain terms used in this Circular can be found in Appendix A to this Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Coastal is a corporation organized and existing under the federal laws of Canada and is a “foreign private issuer”, as such term is defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “ U.S. Exchange Act”).  As a result, the solicitation of proxies contemplated in this Circular is not subject to the proxy solicitation requirements of the U.S. Exchange Act. The solicitation of proxies is being made, and the transactions contemplated herein are being undertaken, by a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with the disclosure requirements applicable in Canada.  Shareholders should be aware that disclosure requirements under such Canadian laws are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “U.S. Securities Act”) and proxy statements under the U.S. Exchange Act.

The enforcement by Shareholders of rights, claims and civil liabilities under U.S. federal or state securities laws may be affected adversely by the fact that Coastal and Newco exist under the federal laws of Canada, that Essilor exists under the laws of France, that some or all of their respective officers and directors or experts named herein, if any, are not residents of the United States and that, in the case of Coastal and Newco, all or substantially all of their respective assets are located outside the United States and, in the case of Essilor, a substantial portion of its assets are located outside the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws.  It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court in the United States.

THIS CIRCULAR AND THIS TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain information concerning tax consequences of the Arrangement for Shareholders who are not residents of Canada is set forth in “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada” and “Certain Material U.S. Federal Income Tax Considerations”.  Shareholders in the United States should read these sections carefully and be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States that are not fully described herein. Shareholders are urged to consult their own tax, legal, financial and accounting advisors. Also see the section entitled “Dissenting Shareholders’ Rights” in the Circular and Appendix F to the Circular.

Shareholders in the United States should be aware that the financial statements and financial information of Coastal are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in certain respects from United States generally accepted accounting principles and thus may not be comparable to financial statements and information of United States companies.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation.  These forward-looking statements and information are related to, but not limited to, matters pertaining to the timing, completion, perceived benefits and results of the Arrangement, as well as certain operational and financial matters. These cautionary statements are being made pursuant to applicable Canadian and U.S. securities legislation with the intention of obtaining the benefits of the “safe harbour” provisions of such laws. Forward-looking statements and information typically contain statements with words such as “anticipate,” “believe,” “expect,” “plan,” “guidance,” “judgment” “may”, “would”, “could”, “will”, “intend”, “estimate”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects” or similar words suggesting future outcomes  (or the negative connotation thereof).  Forward-looking statements and information are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Arrangement, Coastal’s business and the industry and markets in which it operates. Such forward-looking statements and information are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements or information. Such factors include, but are not limited to, failure to satisfy the conditions to complete the Arrangement, including the receipt of the required Shareholder, court or regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement; the failure to complete the Arrangement for any other reason; general economic and market conditions; world events; and other factors, uncertainties and risks described in Coastal’s Annual Information Form dated January 21, 2014 (the “Annual Information Form”) in the sections entitled “Introduction — Cautionary Note Regarding Forward-Looking Information and Statements” and  “Description of the Business — Risk Factors”.  Readers should not place undue reliance on forward-looking statements or information because it is possible that predictions, forecasts, projections and other forms of forward-looking statements or information will not be achieved. The forward-looking statements and information contained herein are made only as of the date hereof.  Coastal disclaims any intention or obligation to update or revise any such forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with or with respect to the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Coastal, Essilor or Newco.

This Circular does not constitute solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms” attached as Appendix A to this Circular.  Information contained in this Circular is given as of March 18, 2014, unless otherwise specifically stated.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix C to this Circular, and to the Acquisition Agreement, a copy of which is attached as Appendix D to this Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

THIS CIRCULAR AND THIS TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All currency amounts referred to in this Circular are expressed in Canadian dollars, unless otherwise specifically stated.  On February 26, 2014, the date of the Acquisition Agreement, the closing spot rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = CDN$1.1128, or CDN$1.00 = U.S.$0.8986.  As of March 17, 2014, the closing spot rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = CDN$1.1053, or CDN$1.00 = US$0.9047.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

The following is a summary of the contents of this Circular.  This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices.  Certain capitalized words and terms used in this summary and the Circular are defined in Appendix A to this Circular. All currency amounts referred to in this summary and the Circular are expressed in Canadian dollars, unless otherwise specifically stated.

The Arrangement

Pursuant to the Arrangement, Newco will acquire all of the issued and outstanding Coastal Shares for $12.45 in cash for each Coastal Share.  In addition, pursuant to the Acquisition Agreement, all holders of outstanding Coastal Options which have an exercise price that is below $12.45 will be entitled to receive the Option Consideration. If the Arrangement Resolution is approved by the Shareholders at the Meeting and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court approved plan of arrangement under the CBCA.

As at the close of business on March 17, 2014, there were 32,807,334 Coastal Shares and Coastal Options to purchase an aggregate of 2,976,189 Coastal Shares outstanding.

Recommendation of the Board

The Board, based upon its investigations, including its consideration of the unanimous favourable recommendation of the Special Committee and the fairness opinions from Guggenheim Securities, financial advisor to the Board, and BMO Capital Markets, financial advisor to the Special Committee, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Coastal, and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.  See “The Arrangement — Recommendation of the Board”.

Reasons for the Arrangement

In reaching its decision to approve the Acquisition Agreement and to recommend to Shareholders that they vote for the Arrangement Resolution, the Board consulted with management of Coastal, considered the recommendation of the Special Committee and obtained advice from financial and legal advisors.  The Board and the Special Committee carefully considered all aspects of the Acquisition Agreement and the Arrangement and considered a number of factors in concluding that the Arrangement is in the best interests of Coastal and that the consideration in respect of the Arrangement is fair, from a financial point of view, to the Shareholders, including the following:

•                                          Premium. The price to be paid for each Coastal Share under the Arrangement represents a substantial premium to the historical trading prices for the Coastal Shares, including:

(i)             a premium of approximately 20% over $10.39, being the closing trading price of the Coastal Shares on the TSX on February 26, 2014, and approximately 19% over U.S.$9.39, being the closing trading price of the Coastal Shares on the NASDAQ on February 26, 2014, the last trading day on the TSX and the NASDAQ prior to Coastal’s public announcement of the proposed Arrangement;

(ii)          a premium of approximately 34% over $9.32, being the volume-weighted average trading price of the Coastal Shares on the TSX over the 20 trading days ending on February 26, 2014, and approximately 32% over U.S.$8.46, being the volume-weighted average trading price of the Coastal Shares on the NASDAQ over the 20 trading days ending on February 26, 2014; and

(iii)       a premium of approximately 50% over $8.30, being the volume-weighted average trading price of the Coastal Shares on the TSX over the 90 trading days ending on February 26, 2014, and approximately 50% over U.S.$7.47, being the volume-weighted average trading price of the Coastal Shares on the NASDAQ over the 90 trading days ending on February 26, 2014.

•                                          Market Check.  The fact that Coastal, with the assistance of Guggenheim Securities, conducted a “market check”, as described under “The Arrangement — Background to the Acquisition Agreement”, with a view toward determining other potential interest in a transaction involving Coastal, including among potential strategic buyers and private equity firms.

•                                          Role of Special Committee.  The Special Committee, with the assistance of independent financial and legal advisors, provided independent oversight over the conduct of negotiations with Essilor, including with respect to key economic and other terms of the Acquisition Agreement.

•                                          Fairness Opinions from Financial Advisors.  The opinion of Guggenheim Securities to the Board to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders. In addition, the Special Committee received a separate opinion from BMO Capital Markets that, as of the date of such opinion, and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.  See “The Arrangement — Fairness Opinions”.

•                                          Financial Aspects.  The financial aspects of the Arrangement, including the fact that the consideration to be received by the Shareholders is to be paid in cash and the fact that the obligations of Newco and Essilor under the Acquisition Agreement are not subject to a financing condition.

•                                          Execution Certainty.  The level of “deal certainty” offered by the Acquisition Agreement, including the assessment by the Board as to the commitment and ability of Essilor to complete the transactions contemplated by the Arrangement and the likelihood of completing the Arrangement, considering the totality of the terms of the Acquisition Agreement, including the absence of significant closing conditions other than approval by Shareholders of the Arrangement Resolution, the approval of the Court, regulatory approvals and other customary closing conditions.

•                                          Strategic Review.  The evaluation by the Board of Coastal’s long-term strategic plan, as well as other possible strategic alternatives, and the perceived risks to Coastal associated with achieving its plan or any of these strategic alternatives.

•                                          Terms of the Acquisition Agreement.  The Acquisition Agreement allows Coastal to consider other Acquisition Proposals, to change its recommendation to the Shareholders in certain circumstances and to terminate the Acquisition Agreement to enter into a Superior Proposal (subject to payment by Coastal of the Termination Fee in certain circumstances). In addition, the other terms and conditions contained in the Agreement, including the representations, warranties and covenants of Coastal, Essilor and Newco, and the conditions to the respective obligations of the parties, are reasonable, in the judgment of Coastal, and the product of extensive negotiations between the parties.

•                                          Shareholder Approval.  The Arrangement Resolution must, subject to the approval of the Court, be approved by (i) at least 66-2/3% of the votes cast on the Arrangement Resolution by Shareholders and (ii) at least a majority of the votes cast on the Arrangement Resolution by Shareholders, excluding the votes attached to Coastal Shares owned by certain directors and executive officers (see “Principal Legal Matters — Collateral Benefits”). In addition, if a Superior Proposal is made to Shareholders prior to the Meeting, Shareholders are free to support such offer and vote against the Arrangement Resolution (subject to the payment by Coastal of the Termination Fee in certain circumstances).

•                                          Director and Executive Officer Support. The fact that all of Coastal’s directors and executive officers, holding or controlling, in the aggregate, approximately 16.4% of the outstanding Coastal Shares, had agreed to concurrently enter into support and voting agreements to vote their Coastal Shares in favour of the Arrangement, subject to certain exceptions.

•                                          Court Approval.  The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

•                                          Dissent Rights.  The right that will be provided to Registered Shareholders to dissent.

The Board and the Special Committee also considered a number of potential adverse factors relating to the Arrangement, including:

•                                          Risks of Non-Completion.  The risks to Coastal if the Arrangement is not completed in a timely manner, or at all, including the costs incurred in pursuing the Arrangement, the potential requirement to pay the Termination Fee to Essilor, the diversion of management resources away from the conduct of Coastal’s business and the resulting uncertainty which might result in Coastal’s customers and suppliers delaying or deferring decisions concerning Coastal.

•                                          Taxable Transaction.  The fact that the Arrangement will be a taxable transaction for most Shareholders and, as a result, taxes will generally be required to be paid by such Shareholders on any income and gains that result from receipt of the consideration in the Arrangement.

•                                          Limitations on Solicitation and Termination Fee. The limitations contained in the Acquisition Agreement on Coastal’s ability to solicit additional interest from third parties, including the required parameters for a Superior Proposal, Essilor’s right to match a Superior Proposal and the requirement to pay a termination fee of $16.0 million, may discourage other parties from offering to acquire the Coastal Shares.

•                                          Lack of Superior Proposals. If the Acquisition Agreement is terminated and the Board decides to seek another acquisition transaction, there can be no assurance that Coastal will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be paid under the Arrangement.

•                                          Coastal No Longer a Public Company.  The fact that following the completion of the Arrangement, Coastal will no longer exist as a public company and Shareholders will forgo future increases in value beyond the negotiated price for the transaction that might result from future growth exceeding that anticipated for the business.

In reaching its determination, the Board and the Special Committee also considered and evaluated, among other things:

•                                          current industry, economic and market conditions and trends; and

•                                          other stakeholders, including creditors, employees, customers and the communities Coastal operates in, and noted in this regard the longer-term perspective of Essilor, whose financial and strategic resources are well-suited to the underlying nature of Coastal’s business.

The foregoing discussion of the information and consideration of factors by the Board and the Special Committee is not intended to be exhaustive but summarizes the material factors considered by the Board and the Special Committee in their consideration of the Arrangement.  The Board and the Special Committee collectively reached their respective unanimous decisions with respect to the Arrangement in light of the factors described above and other factors that each member of the Board and the Special Committee considered appropriate.

See “The Arrangement — Reasons for the Arrangement”.

Fairness Opinions

Guggenheim Securities has delivered the Guggenheim Securities Fairness Opinion to the Board, and BMO Capital Markets has delivered the BMO Capital Markets Fairness Opinion to the Special Committee, each to the effect that, as of the date of such opinions and based on and subject to the assumptions, limitations and qualifications set forth in each respective opinion, the consideration in respect of the Arrangement is fair, from a financial point of view, to the Shareholders. The full text of the Guggenheim Securities Fairness Opinion and the full text of the BMO Capital Markets Fairness Opinion are attached as Appendices G and H, respectively, to this Circular.  Shareholders should read the Fairness Opinions carefully in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken.  The Guggenheim Securities Fairness Opinion was provided to the Board in connection with the Board’s evaluation of the Arrangement, and the BMO Capital Markets Fairness Opinion was provided to the Special Committee in connection with the Special Committee’s evaluation of the Arrangement, and such opinions do not constitute a recommendation to Shareholders as to how Shareholders should vote with respect to the Arrangement.  See “The Arrangement — Fairness Opinions”.

Arrangement Mechanics

Pursuant to the Plan of Arrangement, upon the Arrangement becoming effective, the following transactions, among others, will occur in the order and at the times set out in the Plan of Arrangement:

•                                          the Rights Plan will be terminated and will be of no further force or effect;

•                                          all Coastal Shares held by Dissenting Shareholders in respect of which the holders have exercised Dissent Rights and not withdrawn their notice of dissent will be deemed to have been transferred to Newco and will be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than any right they may have to be paid the fair value of their Coastal Shares;

•                                          each issued and outstanding Coastal Share (other than Coastal Shares held by Essilor or Newco and other than Coastal Shares held by Dissenting Shareholders) will be, and will be deemed to be, transferred to Newco in exchange for $12.45 in cash;

•                                          each holder of Coastal Shares will cease to be the holder of such Coastal Shares and will cease to have any rights other than the right to be paid (i) the fair value of such Coastal Shares in the case of Dissenting Shareholders or (ii) $12.45 in cash for all other holders of Coastal Shares;

•                                          each holder of Coastal Shares will be removed as the holder of such Coastal Shares from the register of Coastal Shares maintained by or on behalf of Coastal; and

•                                          Newco will be deemed to be the legal and beneficial holder of all Coastal Shares and will be entered as the holder thereof in the register of Coastal Shares maintained by or on behalf of Coastal.

See “The Arrangement — Arrangement Mechanics”.

To receive the cash consideration for the Coastal Shares described above, a Shareholder must complete, sign, date and return the accompanying Letter of Transmittal and the certificate(s) representing its Coastal Shares in accordance with the instructions set out therein.

Sources of Funds for the Arrangement

Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $408.5 million is expected to be paid to acquire all of the Coastal Shares (assuming no Shareholders exercise their Dissent Rights) and approximately $21.1 million is expected to be paid to satisfy payment in respect of all outstanding Coastal Options. In addition, pursuant to the terms of the Acquisition Agreement, Coastal may repay, discharge and terminate certain outstanding Coastal indebtedness specified by Essilor, subject to Essilor making available necessary funds to do so. The obligations of Essilor and Newco under the Acquisition Agreement are not subject to any financing condition.

Funds sufficient to close the Arrangement are available to Essilor through available cash on hand and credit facilities.  As at December 31, 2013, Essilor has indicated that it had a cash balance of approximately $1.150 billion and available borrowing capacity under its credit facilities of approximately $2.750 billion.

See “The Arrangement — Sources of Funds for the Arrangement”.

Non-Solicitation Obligations of Coastal

In the Acquisition Agreement, Coastal has agreed, subject to certain customary exceptions with respect to the Board’s fiduciary duties, not to, directly or indirectly, among other things, solicit, initiate, knowingly encourage or otherwise facilitate any inquiry, proposal or offer regarding any Acquisition Proposal from any person.  See “Terms of the Acquisition Agreement — Covenants of Coastal Regarding Non-Solicitation”.

Superior Proposals and Right to Match

The Board is permitted to consider a Superior Proposal under certain conditions.  Essilor is entitled to a five Business Day period within which to exercise a right to match any Superior Proposal.  If a Superior Proposal is recommended, approved or accepted, Coastal will be required to pay to Essilor the Termination Fee.  See “Terms of the Acquisition Agreement — Covenants of Coastal Regarding Non-Solicitation”.

Support and Voting Agreements

All of Coastal’s directors and executive officers, holding or controlling, in the aggregate, approximately 16.4% of the outstanding Coastal Shares, have entered into support and voting agreements to vote their shares in favour of the Arrangement, subject to certain exceptions.  See “The Arrangement — Intentions of Coastal Directors and Executive Officers”.

Conditions, Representations, Warranties and Covenants in the Acquisition Agreement

The Acquisition Agreement contains customary representations, warranties and covenants of each of Essilor, Newco and Coastal, including, among others, covenants of Coastal to conduct its business in the ordinary course between the execution of the Acquisition Agreement and the Effective Date as well as covenants of Coastal not to engage in certain kinds of transactions during such period. The Acquisition Agreement also contains customary termination provisions and conditions to the completion of the Arrangement, including, without limitation, that there be no Material Adverse Effect in Coastal’s business since the date of the Acquisition Agreement. See “Terms of the Acquisition Agreement”.

Court Approval

The Arrangement requires approval by the Court.  Prior to the mailing of this Circular, Coastal obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Appendix E to this Circular.  Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting and all appropriate regulatory approvals being obtained or concluded, the hearing in respect of the Final Order is currently expected to take place on April 23, 2014.

At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions as the Court deems fit.  See “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”.

Regulatory Matters

The Arrangement is conditional upon obtaining clearance under the Competition Act (Canada).  See “Principal Legal Matters — Regulatory Matters”.

Closing

Coastal, Newco and Essilor will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted), but in any event not earlier than the date of the Meeting and not later than the Outside Date.  Although there can be no assurance, the closing is currently expected to occur in late April 2014.  See “Terms of the Acquisition Agreement ― Conditions Precedent to the Arrangement”.

Termination of the Acquisition Agreement

Coastal and Essilor may mutually agree in writing to terminate the Acquisition Agreement at any time prior to the Effective Time.  In addition, either Coastal or Essilor may terminate the Acquisition Agreement at any time prior to the Effective Time if certain specified events occur.  See “Terms of the Acquisition Agreement — Termination of the Acquisition Agreement and Termination Fees”.

Termination Fees

The Acquisition Agreement provides that Coastal will pay to Essilor, in certain circumstances, the Termination Fee of $16.0 million, including if the Acquisition Agreement is terminated by Coastal in connection with its acceptance of a Superior Proposal.  The Acquisition Agreement also provides that Coastal will pay to Essilor, or Essilor will pay to Coastal, an amount equal to $1.75 million if the Acquisition Agreement is terminated by Essilor or Coastal, as the case may be, as a result of a material breach of a representation, warranty or other covenant made by the other party in the Acquisition Agreement. See  “Terms of the Acquisition Agreement — Termination of the Acquisition Agreement and Termination Fees”.

Meeting of Shareholders

The Meeting will be held commencing at 10:00 a.m. (Vancouver time) on April 16, 2014 at the offices of McCarthy Tétrault LLP at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada.  The purpose of the Meeting is to consider the Arrangement Resolution and other routine annual matters.

The approval of the Arrangement Resolution will require the affirmative vote of (i) at least 66-2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Coastal Shares owned, controlled or directed by Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, and Steve Bochen, Chief Operating Officer of Coastal.  Under MI 61-101, Mr. Hardy and Mr. Bochen will be deemed to receive a “collateral benefit” as a result of the Arrangement.  See “The Arrangement — Required Shareholder Approval” and “Principal Legal Matters — Collateral Benefits”.

Shareholders of record at the close of business on March 14, 2014 will be entitled receive notice of or to attend and vote at the Meeting or any adjournment or postponement thereof.

Dissenting Shareholders’ Rights

In accordance with the terms of the Interim Order and the Plan of Arrangement, Registered Shareholders are entitled to exercise Dissent Rights in respect of the Arrangement and, if properly exercised and if the Arrangement becomes effective, to be paid by Newco the fair value of the Coastal Shares in respect of which a Registered Shareholder exercises the Dissent Rights.  If a Registered Shareholder wishes to dissent, a written notice of dissent must be received by Coastal no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened).

Non-Registered Shareholders should be aware that only Registered Shareholders may provide written notice of dissent to Coastal and, as a consequence, must contact their Intermediary in order to exercise Dissent Rights in respect of the Arrangement.

Shareholders should carefully read the section in this Circular entitled “Dissenting Shareholders’ Rights” if they wish to exercise Dissent Rights.

About Coastal, Essilor and Newco

Coastal.  Coastal is a leading online direct‐to‐consumer retailer of vision care products and services. It operates in two primary product segments — contact lenses and eyeglasses. In addition, Coastal sells related products, such as sunglasses and contact lens accessories. Sales are primarily through internet websites, although customers may also place orders over the telephone or at one of Coastal’s nine physical retail locations in Canada and Sweden. Coastal manages operations and distribution centres in North America, Europe and Australia.

Essilor.  As a leader in corrective lenses, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Essilor’s flagship brands are Varilux®, Crizal®, Definity®, Xperio®, Optifog™ , Foster Grant®, Bolon® and Costa®.  It also develops and markets equipment, instruments and services for eye care professionals. Essilor’s shares trade on the NYSE Euronext Paris market and are included in the Euro Stoxx 50 and CAC 40 Indices. The trademarks of Essilor appearing in this paragraph and elsewhere in this Circular are the property of Essilor.

Newco.  Newco is a corporation incorporated under the CBCA. Newco has no subsidiaries and was organized solely for the purposes of entering into the Acquisition Agreement and consummating the Arrangement. Newco is a direct wholly owned subsidiary of Essilor and has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

QUESTIONS AND ANSWERS CONCERNING THE MEETING AND THE ARRANGEMENT

Q:                                  Who is soliciting my proxy?

A:                                   Your proxy is being solicited by management of Coastal.  This Circular, together with the applicable form of proxy and, if applicable, the Letter of Transmittal, is furnished in connection with that solicitation.  It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone, email or other communications by directors, officers or employees of Coastal without special compensation or by Georgeson.

Georgeson has been retained by Coastal as an information agent and proxy solicitation agent in connection with the solicitation of proxies for the Meeting. Coastal has agreed to pay Georgeson fees of $25,000 in connection with such services, plus incidental and out-of-pocket expenses and disbursements, including with respect to calls to retail Shareholders. In addition, Coastal has agreed to indemnify Georgeson in respect of certain liabilities it may incur in performing its services.  In addition, Coastal may retain the services of other agents, including investment dealers, to solicit proxies on behalf of management of Coastal.  In that event, Coastal will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and expects to indemnify them in respect of certain liabilities that may be incurred by them in performing their services.  The total costs of the solicitation will be borne by Coastal and reimbursed by Essilor.

Q:                                  What am I voting on?

A:                                   In addition to the approval of routine annual resolutions, you are being asked to consider and vote on the Arrangement Resolution approving the Arrangement, which, among other things, and if all other conditions are satisfied or waived, will result in the acquisition by Essilor, through Newco, of all of the outstanding Coastal Shares.

Q:                                  What will I receive in the Arrangement?

A:                                   If the Arrangement is completed, you will be entitled to receive $12.45 in cash for each outstanding Coastal Share that you own.

Q:                                  Am I entitled to receive notice of the Meeting and attend the Meeting?

A:                                   Yes, if you were a Shareholder as of the close of business on March 14, 2014, which is the Record Date for the Meeting.  All such Shareholders are entitled to receive notice of, attend and be heard at the Meeting.

Q:                                  Am I entitled to vote?

A:                                   Yes, if you were a Shareholder as of the close of business on March 14, 2014, you are entitled to one vote per Coastal Share held.  As at the close of business on March 14, 2014, there were 32,807,334 Coastal Shares outstanding.

Q:                                  What vote is required to approve the Arrangement Resolution?

A:                                   The Arrangement Resolution must be passed by (i) at least 66-2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding votes attached to

Coastal Shares owned, controlled or directed by Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, and Steve Bochen, Chief Operating Officer of Coastal.

Q:                                  How does Coastal’s Board of Directors recommend that I vote?

A:                                   The Board has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Coastal, and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.  See “The Arrangement — Recommendation of the Board”.

Q:                                  How do the directors and executive officers of Coastal intend to vote?

A:                                   All directors and executive officers of Coastal have entered into support and voting agreements, pursuant to which they have agreed to vote their Coastal Shares in favour of the Arrangement Resolution.

Q:                                  How can I vote my Coastal Shares?

A:                                   You can vote your Coastal Shares by either attending and voting at the Meeting or, if you cannot attend the Meeting, by having your Coastal Shares voted by proxy.  The manner in which you exercise the vote of your Coastal Shares depends on whether you are a Registered or Non-Registered Shareholder:

•                                          You are a Registered Shareholder if you have a share certificate registered in your name.

•                                          You are a Non-Registered Shareholder if your Coastal Shares are registered in the name of an Intermediary (for example, a broker, a trustee, a financial institution or other nominee) or the name of a clearing agency of which the Intermediary is a participant.

Voting by Attending the Meeting

If you are a Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person.

If you are a Non-Registered Shareholder, you are entitled to attend the Meeting and cast your vote in person, provided you have submitted a properly executed voting instruction form (“VIF”) or proxy, inserting your name in the blank space provided and returning it in the envelope provided.  When you arrive at the Meeting, advise the registration staff that you are a proxy appointee.  If you have received a VIF, please follow the instructions on the form.

Voting by Proxy or Voting Instruction Form

How you vote depends on whether you are a Registered Shareholder or a Non-Registered Shareholder.

1.                                      Voting by proxy — Registered Shareholders

To be valid, proxies must be signed, dated and either deposited with the transfer agent of Coastal, Computershare Trust Company of Canada (the “Transfer Agent”), by mail, hand or courier at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before 10:00 a.m. (Vancouver time) on April 14, 2014 or, in the event the Meeting is adjourned or postponed, no later than 48 hours before the time the adjourned Meeting is reconvened or the postponed Meeting is convened (the

“Proxy Deposit Deadline”).  An undated but executed proxy will be deemed to be dated the date of mailing by or on behalf of Coastal of the enclosed form of proxy.

2.                                      Voting by proxy — Non-Registered Shareholders

In accordance with the requirements of the Canadian Securities Administrators National Instrument 54-101 — Communication with Beneficial Owners of a Reporting Issuer (“NI 54-101”), Coastal is both directly delivering the Meeting Materials to certain Non-Registered Shareholders and distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.  Intermediaries are required to forward Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Very often, Intermediaries will use service companies to:

•                                          be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of securities beneficially owned by the Non-Registered Shareholder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Shareholder and the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Transfer Agent as described above; or

•                                          more typically, be given a VIF, which must be completed, signed and returned to the Intermediary by the Non-Registered Shareholder in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone or Internet).

There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities that they own (called OBOs for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for “Non-Objecting Beneficial Owners”).

NOBOs

NOBOs can expect to receive a VIF and proxy from an agent of Coastal.  These VIFs and proxies are to be completed and returned as specified in the VIF and proxy.

The Meeting Materials are being sent to both Registered and Non-Registered Shareholders.  If you are a Non-Registered Shareholder and Coastal or its agent has sent these materials directly to you, your name and address and information about your holdings of Coastal Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Coastal Shares on your behalf.  By choosing to send these materials to you directly, Coastal has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your proxy as specified in the VIF and proxy.

OBOs

If you are an OBO, you should receive or have already received from your Intermediary either a VIF or a proxy form.  Intermediaries have their own mailing procedures and provide their own instructions.  These procedures may allow you to provide voting instructions by telephone, on the Internet, by mail or by fax.  If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy that will grant you the right to attend the Meeting and vote in person.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Coastal Shares they beneficially own.  Should a Non-Registered Shareholder who receives either a VIF or proxy from Coastal wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should complete and return the VIF and proxy that they have received, including inserting the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

Non-Registered Shareholders should carefully follow the instructions received from Coastal or their Intermediaries or service companies to ensure that their Coastal Shares are voted at the Meeting.

Q:                                  Who votes my Coastal Shares under a proxy?

A:                                   Each person named in the enclosed form of proxy is a director or executive officer of Coastal and will represent you at the Meeting.  You can appoint some other person to represent you at the Meeting by inserting the name of the person proposed in the blank space provided in the enclosed form of proxy or by completing another acceptable form of proxy.  Such other person need not be a Shareholder.  If you are not an individual, you must have the proxy executed by a duly authorized officer or properly appointed attorney.

Q:                                  How will my Coastal Shares be voted if I return a proxy?

A:                                   By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Coastal Shares on each item of business on which you are entitled to vote, according to your instructions.  If there are no instructions with respect to your proxy, the persons named by management in the enclosed form of proxy or appointed by you in your proxy will vote your Coastal Shares FOR the Arrangement Resolution, FOR the persons nominated as directors of Coastal and FOR the other annual routine matters set forth in the form of proxy.

The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Annual General and Special Meeting and any other matters that may properly be brought before the Meeting.  As of March 18, 2014, neither the Board nor management of Coastal is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:                                  Can I revoke a proxy?

A:                                  Yes, if you are a Registered Shareholder and have submitted a proxy, you may revoke it by delivering a duly executed proxy with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney).  These instruments can be delivered to the Transfer Agent up to 10:00 a.m. (Vancouver time) on April 15, 2014, or if the Meeting is adjourned or postponed, no later than 10:00 a.m. (Vancouver time) on the Business Day preceding the date of the reconvened Meeting.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the chair of the Meeting at the Meeting or any adjournment or postponement thereof.  You may also revoke your proxy in any other manner permitted by law.

Only Registered Shareholders have the right to revoke a proxy.  Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

Q:                                  In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:                                   Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of the Competition Act Approval.

Q:                                  Will the Coastal Shares continue to be listed on the TSX and the NASDAQ after the Arrangement?

A:                                   No. The Coastal Shares will be owned by Newco upon the completion of the Arrangement and will be delisted from the TSX and the NASDAQ soon after the Arrangement is completed.

Q:                                  If I am a Registered Shareholder, should I send my share certificates now?

A:                                   If you are a Registered Shareholder, you are not required to send your certificates representing Coastal Shares to cast your vote validly in respect of the Arrangement Resolution.  However, you are encouraged to complete, sign, date and return the enclosed Letter of Transmittal with your certificates and any other required documents so that, if the proposed Arrangement is approved, payment for your Coastal Shares can be sent to you as soon as possible following the implementation of the Arrangement.

Any use of the mail to transmit certificates for Coastal Shares or Letter of Transmittal is at the risk of the relevant Shareholder.  If these documents are mailed, it is recommended that registered mail be used, with a return receipt requested and with proper insurance obtained.

Q:                                  What if ownership of Coastal Shares has been transferred after March 14, 2014?

A:                                   Only persons on the list of Registered Shareholders prepared by or on behalf of Coastal as of the close of business on March 14, 2014 are entitled to vote at the Meeting.  However, Registered Shareholders at the Effective Time will be entitled to participate in the Arrangement.

Q:                                  When will the Arrangement be implemented?

A:                                  Coastal, Newco and Essilor will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted), but in any event not earlier than the date of the Meeting and not later than September 26, 2014 (or such other date as may be mutually agreed by Coastal, Newco and Essilor).  Although there can be no assurance, the closing is currently expected to occur in late April 2014.  Because the Arrangement is subject to a number of conditions, some of which are beyond Coastal’s and Essilor’s control, the exact timing of implementation of the Arrangement cannot be predicted.

Q:                                  When can I expect to receive cash for my Coastal Shares?

A:                                   If you hold your Coastal Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your Coastal Shares in exchange for the cash payable for such shares following completion of the Arrangement.  As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from a Registered Shareholder of a properly completed Letter of Transmittal together with the certificates representing its Coastal Shares, and all other required documents, the Depositary will pay to you the cash to which you are entitled under the Arrangement.

Q:                                  Am I entitled to dissent?

A:                                   Only Registered Shareholders may exercise Dissent Rights.  Pursuant to the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolution.  Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Coastal Shares.  This amount may be the same as, more than or less than the $12.45 in cash per Coastal Share payable under the Arrangement.  If you wish to dissent, you must provide written notice to Coastal no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened) in the manner described under the heading “Dissenting Shareholders’ Rights”.  It is important that you strictly comply with this requirement, otherwise your Dissent Rights may not be recognized.  You must also strictly comply with the other requirements of the Dissent Procedures.

Q:                                  What are the tax consequences of the Arrangement to me?

A:                                   Your receipt of cash under the Arrangement in exchange for your Coastal Shares will typically be a taxable transaction.  For further information on certain Canadian and U.S. federal income tax consequences of the Arrangement for Shareholders, see “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.  Your tax consequences will depend on your particular situation.  You should consult your own tax advisor for a full understanding of the applicable federal, provincial, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:                                  What is the date, time and place of the Meeting?

A:                                   The Meeting will be held commencing at 10:00 a.m. (Vancouver time) on April 16, 2014 at the offices of McCarthy Tétrault LLP at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada

Q:                                  Who can I contact if I have questions?

A:                                  Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson toll-free (North America) at 1-888-605-8408 or by email at askus@georgeson.com.  Shareholders who have questions about deciding how to vote should contact their professional advisors.

THE ARRANGEMENT

Background to the Acquisition Agreement

The Acquisition Agreement is the result of arm’s-length negotiations between representatives of Coastal and Essilor and their respective advisors.  The following is a summary of the principal events preceding the execution and public announcement of the Acquisition Agreement.

On August 23, 2013, John Carrier, President and Chief Executive Officer of Essilor of America, Inc., a wholly owned subsidiary of Essilor, contacted Roger Hardy, Coastal’s Chairman and Chief Executive Officer, and communicated Essilor’s interest in pursuing a potential transaction with Coastal.  Prior to this, Coastal and Essilor had limited contact in the spring of 2013 to discuss potential opportunities to work together as partners and suppliers.  These earlier discussions did not result in any joint business activities and were discontinued.

On August 29, 2013, Mr. Carrier and Mr. Hardy met at Coastal’s offices in Vancouver, British Columbia, to further discuss Coastal’s current status and future plans, and had several further conversations by telephone.

On September 23, 2013, Coastal received a letter from Essilor indicating a desire to engage in a dialogue regarding a potential proposal under which Essilor would acquire all of the outstanding shares of Coastal at a purchase price of $7.25 per Coastal Share.

On September 26, 2013, the Board met to consider Essilor’s expression of interest.  Following an update from Coastal’s management regarding its discussions to date with Essilor, the Board reviewed the terms of Essilor’s expression of interest and concluded that a transaction at the purchase price contemplated by Essilor would not adequately reflect Coastal’s strategic position in the market and its high growth potential and would not be in the best interests of Coastal and its stakeholders. The Board directed management to communicate to Essilor that Coastal was not interested in engaging in further discussions.  The Board also determined that it would be appropriate to establish a committee of independent directors for purposes of considering any further proposals made by Essilor and potential alternative transactions.  The Board resolved to establish a special committee (the “Special Committee”) of independent directors with the members being John Currie, as Chairman, Jeff Booth, Neel Grover and Jeffrey Mason.

On September 30, 2013, Coastal sent a letter to Essilor indicating that the Board had concluded that Essilor’s proposal was not in the best interests of Coastal or its shareholders.

Between September 30, 2013 and November 10, 2013, Mr. Carrier and Mr. Hardy had several further conversations during which Mr. Carrier communicated Essilor’s continued interest in pursuing a transaction with Coastal and Essilor’s intention to put forward an indicative proposal that could be considered by the Board.

On November 12, 2013, Coastal received a further letter from Essilor confirming Essilor’s continued interest in pursuing a transaction with Coastal.  In that letter, Essilor also indicated that it would welcome the opportunity to enter into a confidentiality agreement with Coastal to permit Essilor to conduct further due diligence in order to validate certain of its assumptions regarding Coastal’s growth and profitability with a view toward making an indicative proposal for consideration by the Board.

On November 14, 2013, the Board met and received an update from Coastal’s management regarding Essilor’s most recent communication and the actions taken by management since the Board’s last meeting,

including the consideration of potential financial advisors to assist Coastal if Coastal received a further expression of interest or indicative proposal from Essilor.

On November 19, 2013, Coastal retained Guggenheim Securities as its financial advisor and McCarthy Tétrault LLP as its legal advisor.

On November 20, 2013, Coastal responded to Essilor’s letter of November 12, 2013.  In its response, Coastal recommended that representatives of Coastal and Essilor meet to further discuss the potential benefits associated with a combination of the companies, subject to the prior entry by Essilor into a confidentiality agreement.  Coastal noted that it was not prepared to permit Essilor to commence a comprehensive due diligence review in the absence of an indicative proposal reflecting a purchase price that the Board determined as being sufficient to warrant further consideration.

At the direction of the Board, Coastal, with the assistance of Guggenheim Securities, conducted a “market check” with a view toward determining the potential interest of other parties in a transaction involving Coastal.  During this period, a number of potential strategic buyers and private equity firms were contacted, a subset of which entered into non-disclosure and standstill agreements with Coastal and were granted access to non-public information regarding Coastal.

On November 26, 2013, the Special Committee met to discuss the letter from Essilor of November 12, 2013, and received advice from Blake, Cassels & Graydon LLP, its independent legal counsel, with respect to its duties and role with respect to the proposal.

Following negotiations between Coastal, Essilor and their respective legal advisors, Coastal and Essilor entered into a non-disclosure and standstill agreement on December 8, 2013.  On December 9, 2013, representatives of Essilor met with representatives of Coastal at Coastal’s offices in Vancouver, British Columbia.  Further due diligence discussions between the parties took place on December 30, 2013.  Coastal also took steps to establish an electronic data room in order to furnish Essilor and its representatives, as well as other interested parties, with limited access to non-public information regarding Coastal.

On January 6, 2014, Coastal received an indicative proposal from Essilor with a suggested purchase price of $10.00 per Coastal Share.  Essilor proposed to commence a detailed due diligence review process with a view toward completing its review and negotiating a definitive agreement in respect of the revised proposal as soon as possible.

On January 8, 2014, the Board met to consider Essilor’s indicative proposal.  Following an update from management, the Board considered the potential opportunities and risks associated with proceeding with further discussions with Essilor and concluded that the indicative proposal warranted a further dialogue, provided that appropriate precautions be taken in view of the non-binding nature of the proposal and Essilor’s position in the eye care industry.  The Board instructed management to prepare a response to Essilor confirming Coastal’s willingness to engage in further discussions regarding a potential transaction, but also requesting further details regarding Essilor’s proposed due diligence process and timetable as well as its future plans for Coastal and its stakeholders.  Management delivered the Company’s response to Essilor later that day.  Also on January 8, 2014, Coastal engaged Roth Capital Partners, LLC (“Roth”) to provide additional financial advisory services in connection with the potential transaction with Essilor.

On January 17, 2014, the Board met to review Coastal’s fourth quarter results and annual financial statements.  In addition, management provided an update regarding the status of its discussions with Essilor and the Board received advice from Coastal’s legal counsel, McCarthy Tétrault LLP, regarding the Board’s duties in the context of Essilor’s proposal and the potential structure and timetable for a proposed transaction.

From January 20, 2014 until February 21, 2014,  Essilor and its legal and financial advisors conducted their due diligence review of Coastal and its business and affairs, including review of documents and information made available by Coastal in an electronic data room and at the offices of its legal counsel.  During this time, Coastal’s management continued to explore other strategic alternatives.

On January 27, 2014 Essilor and its legal advisors delivered a draft of the proposed Acquisition Agreement to Coastal and its legal advisors. Between January 27, 2014 and February 26, 2014, Coastal, Essilor and their respective legal and financial advisors negotiated the terms of the Acquisition Agreement.

On February 5, 2014, the Special Committee met to discuss the status of negotiations with Essilor, the terms of the draft Acquisition Agreement received from Essilor and the engagement of an independent financial advisor to provide a fairness opinion to the Special Committee.

On February 12, 2014, the Board met to discuss the status of negotiations with Essilor.  On February 14, 2014, the Special Committee met to discuss the revised Acquisition Agreement and to further discuss the engagement of an independent financial advisor.  On February 17, 2014, BMO Capital Markets was formally engaged to provide a fairness opinion to the Special Committee.

On February 18, 2014, Essilor’s legal counsel circulated draft support and voting agreements proposed to be entered into between Essilor and all of Coastal’s directors and executive officers contemporaneously with the execution of the Acquisition Agreement.

On February 20, 2014, the Board met to discuss the status of negotiations with Essilor.  McCarthy Tétrault LLP reviewed the proposed terms of the Acquisition Agreement and related considerations, and Guggenheim Securities and Roth separately made presentations to the Board regarding their financial analysis of Coastal and the proposed transaction and other strategic alternatives.  After discussion, the Board instructed management to make a counter-proposal to Essilor at a purchase price of U.S.$11.50 per Coastal Share, which it did later that evening.

On February 23, 2014, Essilor’s legal counsel circulated a proposed term sheet for a consulting agreement between Coastal and Roger Hardy that would be entered into upon the completion of a transaction.  Under the proposed terms of the consulting agreement, Mr. Hardy would provide transition and strategic consulting services to Coastal and would be subject to non-competition and non-solicitation restrictions for a specified period of time.  Between February 23, 2014 and February 26, 2014, Mr. Hardy, Essilor, Coastal and their respective legal counsel negotiated the terms of the consulting agreement.

Following further negotiation of the remaining outstanding terms of the Acquisition Agreement, the support and voting agreements and the consulting agreement, on February 25, 2014 Essilor’s legal counsel circulated a revised draft of the Acquisition Agreement reflecting a new proposed purchase price of $12.45 per Coastal Share.  The Board met briefly to receive an update from management regarding the new proposal and the status of negotiations regarding the remaining outstanding issues in the Acquisition Agreement, and agreed to meet again the following day to consider the new proposal subject to the resolution of the remaining issues.

On February 26, 2014, the Special Committee met to receive a presentation from BMO Capital Markets with respect to the revised Essilor proposal.  Following the presentation, BMO Capital Markets provided an oral opinion (subsequently confirmed in writing) to the Special Committee that as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.  The Special Committee also reviewed the terms of the Acquisition Agreement with its independent legal counsel and received advice from its legal counsel regarding the Acquisition Agreement and the duties of the Special Committee.  After careful consideration, the Special Committee unanimously resolved: (i) to recommend that the Board accept the fairness opinion of BMO Capital Markets; (ii) that the consideration to be received pursuant to the Arrangement is fair to the Shareholders and that the Arrangement is in the best interests of Coastal; (iii) that the Board should recommend that Shareholders vote in favour of the Arrangement; and (iv) to recommend to the Board that the Acquisition Agreement be approved.

Following the conclusion of the meeting of the Special Committee, the Board met and Guggenheim Securities presented its financial analyses relating to the $12.45 per Coastal Share consideration to be received pursuant to the Arrangement and rendered to the Board its oral opinion, which opinion was subsequently confirmed in a written opinion to the Board, dated February 26, 2014, to the effect that, as of that date and subject to the qualifications, limitations and assumptions stated in its written opinion, such consideration was fair, from a financial point of view, to the Shareholders. The Board also received an update from management and McCarthy Tétrault LLP with respect to the remaining issues in the Acquisition Agreement.

The Board, based upon its investigations, including its consideration of the unanimous favourable recommendation of the Special Committee, the BMO Capital Markets Fairness Opinion, the Guggenheim Securities Fairness Opinion and the reasons for the Arrangement as set forth under “The Arrangement—Reasons for the Arrangement” below, unanimously determined that the Acquisition Agreement and the Arrangement are in the best interests of Coastal and fair to the Shareholders, unanimously approved the transactions contemplated by the Acquisition Agreement and unanimously determined to recommend that Shareholders vote in favour of the Arrangement.

Following the satisfactory resolution of all remaining outstanding issues, the Arrangement Agreement was executed and delivered by Coastal, Essilor and Newco on February 26, 2014.  In addition, all of the support and voting agreements and the consulting agreement were executed and delivered.  Coastal and Essilor subsequently issued separate news releases announcing the proposed Arrangement and the execution of the Acquisition Agreement.

Recommendation of the Board

The Board, based upon its investigations, including its consideration of the unanimous favourable recommendation of the Special Committee and the fairness opinions from Guggenheim Securities, financial advisor to the Board, and BMO Capital Markets, financial advisor to the Special Committee, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Coastal.  Accordingly, the Board has approved the Arrangement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In reaching its decision to approve the Acquisition Agreement and to recommend to Shareholders that they vote for the Arrangement Resolution, the Board consulted with management of Coastal, considered the recommendation of the Special Committee and obtained advice from financial and legal advisors.  The Board and the Special Committee carefully considered all aspects of the Acquisition Agreement and the Arrangement and considered a number of factors in concluding that the Arrangement is in the best interests of Coastal and that the consideration in respect of the Arrangement is fair, from a financial point of view, to the Shareholders, including the following:

•                                          Premium. The price to be paid for each Coastal Share under the Arrangement represents a substantial premium to the historical trading prices for the Coastal Shares, including:

(i)             a premium of approximately 20% over $10.39, being the closing trading price of the Coastal Shares on the TSX on February 26, 2014, and approximately 19% over

U.S.$9.39, being the closing trading price of the Coastal Shares on the NASDAQ on February 26, 2014, the last trading day on the TSX and the NASDAQ prior to Coastal’s public announcement of the proposed Arrangement;

(ii)          a premium of approximately 34% over $9.32, being the volume-weighted average trading price of the Coastal Shares on the TSX over the 20 trading days ending on February 26, 2014, and approximately 32% over U.S.$8.46, being the volume-weighted average trading price of the Coastal Shares on the NASDAQ over the 20 trading days ending on February 26, 2014; and

(iii)       a premium of approximately 50% over $8.30, being the volume-weighted average trading price of the Coastal Shares on the TSX over the 90 trading days ending on February 26, 2014, and approximately 50% over U.S.$7.47, being the volume-weighted average trading price of the Coastal Shares on the NASDAQ over the 90 trading days ending on February 26, 2014.

•                                          Market Check.  The fact that Coastal, with the assistance of Guggenheim Securities, conducted a “market check”, as described under “The Arrangement — Background to the Acquisition Agreement”, with a view toward determining other potential interest in a transaction involving Coastal, including among potential strategic buyers and private equity firms.

•                                          Role of Special Committee.  The Special Committee, with the assistance of independent financial and legal advisors, provided independent oversight over the conduct of negotiations with Essilor, including with respect to key economic and other terms of the Acquisition Agreement.

•                                          Fairness Opinions from Financial Advisors.  The opinion of Guggenheim Securities to the Board to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders. In addition, the Special Committee received a separate opinion from BMO Capital Markets that, as of the date of such opinion, and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders.  See “The Arrangement — Fairness Opinions”.

•                                          Financial Aspects.  The financial aspects of the Arrangement, including the fact that the consideration to be received by the Shareholders is to be paid in cash and the fact that the obligations of Newco and Essilor under the Acquisition Agreement are not subject to a financing condition.

•                                          Execution Certainty.  The level of “deal certainty” offered by the Acquisition Agreement, including the assessment by the Board as to the commitment and ability of Essilor to complete the transactions contemplated by the Arrangement and the likelihood of completing the Arrangement, considering the totality of the terms of the Acquisition Agreement, including the absence of significant closing conditions other than approval by Shareholders of the Arrangement Resolution, the approval of the Court, regulatory approvals and other customary closing conditions.

•                                          Strategic Review.  The evaluation by the Board of Coastal’s long-term strategic plan, as well as other possible strategic alternatives, and the perceived risks to Coastal associated with achieving its plan or any of these strategic alternatives.

•                                          Terms of the Acquisition Agreement.  The Acquisition Agreement allows Coastal to consider other Acquisition Proposals, to change its recommendation to the Shareholders in certain circumstances and to terminate the Acquisition Agreement to enter into a Superior Proposal (subject to payment by Coastal of the Termination Fee in certain circumstances). In addition, the other terms and conditions contained in the Agreement, including the representations, warranties and covenants of Coastal, Essilor and Newco, and the conditions to the respective obligations of the parties, are reasonable, in the judgment of Coastal, and the product of extensive negotiations between the parties.

•                                          Shareholder Approval.  The Arrangement Resolution must, subject to the approval of the Court, be approved by (i) at least 66-2/3% of the votes cast on the Arrangement Resolution by Shareholders and (ii) at least a majority of the votes cast on the Arrangement Resolution by Shareholders, excluding the votes attached to Coastal Shares owned by certain directors and executive officers (see “Principal Legal Matters — Collateral Benefits”). In addition, if a Superior Proposal is made to Shareholders prior to the Meeting, Shareholders are free to support such offer and vote against the Arrangement Resolution (subject to the payment by Coastal of the Termination Fee in certain circumstances).

•                                          Director and Executive Officer Support. The fact that all of Coastal’s directors and executive officers, holding or controlling, in the aggregate, approximately 16.4% of the outstanding Coastal Shares, had agreed to concurrently enter into support and voting agreements to vote their Coastal Shares in favour of the Arrangement, subject to certain exceptions.

•                                          Court Approval.  The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

•                                          Dissent Rights.  The right that will be provided to Registered Shareholders to dissent.

The Board and the Special Committee also considered a number of potential adverse factors relating to the Arrangement, including:

•                                          Risks of Non-Completion.  The risks to Coastal if the Arrangement is not completed in a timely manner, or at all, including the costs incurred in pursuing the Arrangement, the potential requirement to pay the Termination Fee to Essilor, the diversion of management resources away from the conduct of Coastal’s business and the resulting uncertainty which might result in Coastal’s customers and suppliers delaying or deferring decisions concerning Coastal.

•                                          Taxable Transaction.  The fact that the Arrangement will be a taxable transaction for most Shareholders and, as a result, taxes will generally be required to be paid by such Shareholders on any income and gains that result from receipt of the consideration in the Arrangement.

•                                          Limitations on Solicitation and Termination Fee. The limitations contained in the Acquisition Agreement on Coastal’s ability to solicit additional interest from third parties, including the required parameters for a Superior Proposal, Essilor’s right to match a Superior

Proposal and the requirement to pay a termination fee of $16.0 million, may discourage other parties from offering to acquire the Coastal Shares.

•                                          Lack of Superior Proposals. If the Acquisition Agreement is terminated and the Board decides to seek another acquisition transaction, there can be no assurance that Coastal will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be paid under the Arrangement.

•                                          Coastal No Longer a Public Company.  The fact that following the completion of the Arrangement, Coastal will no longer exist as a public company and Shareholders will forgo future increases in value beyond the negotiated price for the transaction that might result from future growth exceeding that anticipated for the business.

In reaching its determination, the Board and the Special Committee also considered and evaluated, among other things:

•                                          current industry, economic and market conditions and trends; and

•                                          other stakeholders, including creditors, employees, customers and the communities Coastal operates in, and noted in this regard the longer-term perspective of Essilor, whose financial and strategic resources are well-suited to the underlying nature of Coastal’s business.

The foregoing discussion of the information and consideration of factors by the Board and the Special Committee is not intended to be exhaustive but summarizes the material factors considered by the Board and the Special Committee in their consideration of the Arrangement.  The Board and the Special Committee collectively reached their respective unanimous decisions with respect to the Arrangement in light of the factors described above and other factors that each member of the Board and the Special Committee considered were appropriate.

In reaching its determination to approve and recommend the Arrangement, neither the Board nor the Special Committee found it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of or otherwise assign any relative or specific weight to the factors that were considered.  The Board’s and the Special Committee’s determination and recommendation was made after consideration of all of the factors relating to the Arrangement and in light of their own knowledge of the business, financial condition and prospects of Coastal and was based upon the advice of the financial and legal advisors to Coastal and the Special Committee.  Individual directors may have assigned or given different weights to different factors.  The Board and the Special Committee were, however, unanimous in their respective determinations that the Acquisition Agreement be approved and in their respective recommendations that the Shareholders vote FOR the Arrangement Resolution.

Fairness Opinions

Guggenheim Securities was retained to act as financial advisor to Coastal in connection with, among other things, a potential sale of Coastal and to provide the Board with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders under the Arrangement. Guggenheim Securities will receive a customary fee for such services, a substantial portion of which is contingent on the successful completion of the Arrangement. In addition, Coastal has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

In addition, BMO Capital Markets was retained to act as financial advisor to the Special Committee to provide the Special Committee with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Shareholders under the Arrangement. BMO Capital Markets will receive a customary fee for such services. In addition, Coastal has agreed to reimburse BMO Capital Markets for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

At the meeting of the Board on February 26, 2014, Guggenheim Securities orally delivered the Guggenheim Securities Fairness Opinion to the Board (subsequently confirmed in writing) that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

At the meeting of the Special Committee on February 26, 2014, BMO Capital Markets orally delivered the BMO Fairness Opinion to the Board (subsequently confirmed in writing) that as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Neither the Guggenheim Securities Fairness Opinion nor the BMO Capital Markets Fairness Opinion addresses the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to Coastal or Coastal’s underlying business decision to effect the Arrangement.  Neither the Guggenheim Securities Fairness Opinion nor the BMO Capital Markets Fairness Opinion addresses any terms of the Acquisition Agreement or the Plan of Arrangement, except as specifically set forth therein.

In the course of preparing the Guggenheim Securities Fairness Opinion, Guggenheim Securities, among other things: (i) reviewed drafts of the transaction documents dated as of February 25, 2014; (ii) reviewed certain publicly available business and historical financial and other information relating to Coastal; (iii) reviewed certain non-public business and financial information regarding Coastal’s business and prospects, including internal financial analyses and forecasts for Coastal prepared by management of Coastal; (iv) held discussions with members of the senior management of Coastal regarding their strategic and financial rationale for the transaction as well as their assessment of the past and current business operations, financial condition and future prospects of Coastal; (v) reviewed the historical prices, trading multiples, and trading volume for the Coastal Shares; (vi) compared the financial performance of Coastal and the trading multiples and trading activity of Coastal Shares with similar information for other publicly traded companies which Guggenheim Securities deemed generally relevant in evaluating Coastal; (vii) performed discounted cash flow analyses based on the financial projections for Coastal furnished by Coastal; (viii) reviewed the valuation and financial metrics of certain mergers and acquisitions which Guggenheim Securities deemed generally relevant in evaluating the transaction; (ix) reviewed the premia paid relative to market prices in certain other mergers and acquisitions of a size generally relevant to the acquisition of Coastal; (x) reviewed the representations contained in an officer’s certificate provided by senior officers of Coastal as to certain factual matters and the completeness and accuracy of the information provided to Guggenheim Securities; and (xi) conducted such other studies, analyses, inquiries, and investigations as Guggenheim Securities deemed appropriate.

In connection with the BMO Capital Markets Fairness Opinion, BMO Capital Markets, reviewed and relied upon, or carried out, among other things, the following: (i) a draft of the Acquisition Agreement dated as of February 26, 2014; (ii) certain publicly available information relating to the business, operations, financial condition and trading history of Coastal and other selected public companies it considered relevant;  (iii) certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Coastal relating to the business, operations and financial condition of Coastal; (iv) internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Coastal; (v) discussions with management of Coastal relating to Coastal’s current business, plan, financial condition and prospects; (vi) public information with respect to selected precedent transactions it considered relevant; (vii) various reports published by equity research analysts and industry sources it considered relevant; (viii) a letter of representation provided by senior officers of Coastal and addressed to BMO Capital Markets as to certain factual matters and the completeness and accuracy of certain information upon which the opinion is based; and (ix) such other information, investigations, analyses and discussions as it considered necessary or appropriate in the circumstances.

Neither Guggenheim Securities nor BMO Capital Markets has been engaged to prepare a Formal Valuation (as such term is defined in MI 61-101) of Coastal or a valuation or any of the securities or assets of Coastal and neither the Guggenheim Securities Fairness Opinion nor the BMO Capital Markets Fairness Opinion should be construed as such.

The full text of the Guggenheim Securities Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Guggenheim Securities in rendering its opinion, is attached as Appendix G to this Circular.  The full text of the BMO Capital Markets Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix H to this Circular.  The Guggenheim Securities Fairness Opinion was provided for the information and assistance of the Board, and the BMO Capital Markets Fairness Opinion was provided for the information and assistance of the Special Committee, each in connection with its consideration of the Arrangement. The Fairness Opinions do not address the merits of the underlying decision by Coastal to enter into the Acquisition Agreement or the Arrangement and do not constitute, nor should they be construed as, a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement Resolution or any related matter.  Shareholders are urged to read each Fairness Opinion in its entirety.  This summary of the Guggenheim Securities Fairness Opinion and the BMO Capital Markets Fairness Opinion is qualified in its entirety by reference to the full text of each such respective opinion.

Neither Guggenheim Securities nor any of its affiliates is an insider, associate or affiliate (as such terms are defined under applicable securities legislation) of Coastal, Essilor or any of their affiliates or associates.  There are no understandings, agreements or commitments between Guggenheim Securities and either Coastal or Essilor, or either of their respective affiliates or associates with respect to any future business dealings.  However, Guggenheim Securities and its affiliates engage in a wide range of financial services activities for their own accounts and the accounts of customers, including asset and investment management, investment banking, corporate finance, mergers and acquisitions, restructuring, merchant banking, fixed income and equity sales, trading and research derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates may, in the future, perform financial advisory or investment banking services or provide such other financial services to Coastal, Essilor, other participants in the Arrangement or the solicitation process or any of their respective affiliates, subsidiaries, investment funds and portfolio companies for which services Guggenheim Securities or certain of its affiliates has received, and may receive, compensation.  Guggenheim Securities and its affiliates may also directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain debt or equity securities, bank debt and derivative products of or relating to Coastal, Essilor, other participants in the Arrangement or the solicitation process or their respective affiliates, subsidiaries, investment funds and portfolio companies. Finally, Guggenheim Securities’ affiliates, directors, officers and employees may have investments in Coastal, Essilor and other participants in the Arrangement or the solicitation process or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Neither BMO Capital Markets nor any of its affiliates is an insider, associate or affiliate (as such terms are defined under applicable securities legislation) of Coastal, Essilor or any of their affiliates or associates.  There are no understandings, agreements or commitments between BMO Capital Markets and either Coastal or Essilor, or either of their respective affiliates or associates with respect to any future business dealings.  However, BMO Capital Markets and certain of its affiliates may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Coastal, Essilor, or any of their respective associates, affiliates, or insiders.  BMO Capital Markets and certain of its affiliates also act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Coastal or Essilor and, from time to time, may have executed transactions on behalf of clients for which BMO Capital Markets or its affiliates received or may receive compensation.  As investment dealers, BMO Capital Markets and certain of its affiliates conduct research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Coastal or Essilor, or for any of their respective associates or affiliates and other interested parties. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the interested parties in the ordinary course of business.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution.  The approval of the Arrangement Resolution will require the affirmative vote of (i) at least 66-2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and (ii) at least a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to the Coastal Shares owned, controlled or directed by Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, and Steve Bochen, Chief Operating Officer of Coastal.  Under MI 61-101, Mr. Hardy and Mr. Bochen will be deemed to receive a “collateral benefit” as a result of the Arrangement.  The Arrangement Resolution must be passed by the requisite majority in order for Coastal to seek the Final Order and implement the Arrangement in accordance with the Final Order.  Notwithstanding the approval by Shareholders of the Arrangement Resolution, Coastal reserves the right not to proceed with the Arrangement subject to the terms of the Acquisition Agreement.  See “Principal Legal Matters — Collateral Benefits”.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C to this Circular.  Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur in the order and at the times set out in the Plan of Arrangement:

•                                          the Rights Plan will be terminated and will be of no further force or effect;

•                                          all Coastal Shares held by Dissenting Shareholders in respect of which the holders have exercised Dissent Rights and not withdrawn their notice of dissent will be deemed to have been transferred to Newco and will be cancelled and cease to be outstanding and such holders will cease to have any rights as Shareholders other than any right they may have to be paid the fair value of their Coastal Shares;

•                                          each issued and outstanding Coastal Share (other than Coastal Shares held by Essilor or Newco and other than Coastal Shares held by Dissenting Shareholders) will be, and will be deemed to be, transferred to Newco in exchange for $12.45 in cash;

•                                          each holder of Coastal Share will cease to be the holder of such Coastal Shares and will cease to have any rights other than any right they may have to be paid (i) the fair value of such Coastal Shares in the case of Dissenting Shareholders or (ii) $12.45 in cash for all other holders of Coastal Shares;

•                                          each holder of Coastal Shares will be removed as the holder of such Coastal Shares from the register of Coastal Shares maintained by or on behalf of Coastal; and

•                                          Newco will be deemed to be the legal and beneficial holder of all Coastal Shares and will be entered as the holder thereof in the register of Coastal Shares maintained by or on behalf of Coastal.

Letter of Transmittal

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal.  In order to receive the cash to which you are entitled for your Coastal Shares pursuant to the Arrangement, Registered Shareholders must complete and sign the Letter of Transmittal accompanying this Circular and deliver it, certificates representing their Coastal Shares and the other documents required by it to the Depositary in accordance with the instructions contained in the Letter of Transmittal.  You can request additional copies of the Letter of Transmittal by contacting the Depositary.  The Letter of Transmittal is also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.  If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Coastal Shares on your behalf in order to submit your Coastal Shares.

Delivery of Cash Payable Under the Arrangement

At or prior to the filing of Articles of Arrangement in connection with the Plan of Arrangement, Newco will deposit the aggregate cash payable under the Arrangement to Shareholders with the Depositary, together with the aggregate cash required to satisfy the payment obligations to the holders of Coastal Options.

As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more Coastal Shares that were acquired under the Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate(s) will be entitled to receive in exchange therefor, and Essilor will cause the Depositary to deliver to such holder, the cash that such holder has the right to receive. On and after the Effective Time, all certificates that represented Coastal Shares immediately prior to the Effective Time will cease to represent any rights with respect to Coastal Shares and will only represent the right to receive cash payable to the holder pursuant to the Arrangement.

Any use of mail to transmit certificate(s) for Coastal Shares or Letter(s) of Transmittal is at the risk of the relevant Shareholder.  If these documents are mailed, it is recommended that registered mail with return receipt requested, and with proper insurance, be used.

In the event of a transfer of ownership of Coastal Shares prior to the Effective Time that is not registered in the transfer records of Coastal, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Coastal Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time.

No interest on the cash payable under the Arrangement will accrue or be paid by Coastal, Essilor, Newco or the Depositary to holders of Coastal Shares (other than Dissenting Shareholders if required pursuant to their Dissent Rights) in connection with the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who are entitled to receive payment under the Arrangement for the purpose of receiving payment from Newco and transmitting payment from Newco to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons entitled thereto.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued in respect of cash payable pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Coastal Shares deposited.  Unless the person who deposits the certificates representing the Coastal Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, cheques payable in Canadian funds will be forwarded by first class mail to the addresses supplied in the Letter of Transmittal.  If no address is provided, cheques will be forwarded to the address of the Shareholder as shown on the register maintained by the Transfer Agent.

If any Shareholder fails for any reason to surrender to the Depositary for cancellation the certificates formerly representing Coastal Shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the Effective Date, such certificates shall cease to represent a claim by or interest of any former Shareholder of any kind or nature.  On such anniversary date, all certificates representing Coastal Shares and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Essilor and/or Newco.

Notwithstanding the foregoing, neither a certificate nor a Letter of Transmittal need be surrendered or delivered by any holder of outstanding Coastal Options at the Effective Time in order to receive the Option Consideration.  Cheques representing the Option Consideration to be issued to such holders will be issued as directed by Coastal prior to the Effective Time.

Coastal, Newco and/or the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder or holder of Coastal Options such amounts as Coastal, Newco or the Depositary is required to deduct and withhold with respect to such payment under applicable laws.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Coastal against certain liabilities under applicable securities laws and expenses in connection therewith.

Interests of Senior Management and Others in the Arrangement

In considering the recommendation of the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and Coastal’s executive officers have certain interests in connection with the Arrangement that may be perceived as conflicts of interest with respect to the Arrangement.  The Board and the Special Committee are aware of these interests and considered them along with other matters described herein.

Coastal Shares

To the knowledge of Coastal, as of March 17, 2014, the directors and executive officers of Coastal beneficially own, directly and indirectly, or exercise control or direction over, in the aggregate 5,387,720 Coastal Shares, representing approximately 16.4% of the Coastal Shares eligible to be voted at the Meeting.  All of the Coastal Shares held by the directors and executive officers of Coastal will be treated in the same fashion under the Arrangement as Coastal Shares held by any other Shareholder.  The aggregate consideration payable to the directors and executive officers of Coastal under the Arrangement in respect of their Coastal Shares will be approximately $67.1 million.  All of Coastal’s directors and executive officers have entered into support and voting agreements to vote their shares in favour of the Arrangement, subject to certain exceptions.

Coastal Options

In connection with the Arrangement, holders of vested or unvested “in the money” Coastal Options will have the right to exercise such Coastal Options immediately prior to the Effective Time in accordance with the Coastal Option Plan, and to participate in the Arrangement in respect of the Common Shares issuable upon the exercise of such Coastal Options.  To facilitate the completion of the Arrangement, the Company will allow holders of Coastal Options to elect, conditional upon the successful completion of the Arrangement, to remit for cancellation all “in the money” Coastal Options in exchange for the payment of the Option Consideration.  In accordance with the Coastal Option Plan, the Coastal Option Plan and all unexercised Coastal Options will terminate at the Effective Time.  As of March 17, 2014, the directors and executive officers of Coastal hold in the aggregate Coastal Options entitling them to acquire in the aggregate 2,035,000 Coastal Shares. The aggregate consideration payable to the directors and executive officers of Coastal pursuant to the Acquisition Agreement in respect of Coastal Options will be approximately $14.3 million (net of the exercise price under each applicable Coastal Option but before applicable tax withholdings).

Ownership of Coastal Shares and Coastal Options

The following table sets out the names and positions of all directors and executive officers of Coastal and the number and percentage of outstanding Coastal Shares and Coastal Options beneficially owned or over which control or direction is exercised, or any other interests held, by each such director and executive officer of Coastal and, where known after reasonable enquiry, by their respective associates.

		Coastal Securities Owned or Over Which Control or Direction is Exercised
Name	Position(s) Held	Coastal Shares(1)%		Coastal Options(2)%
Roger Hardy	Chairman and Chief Executive Officer	3,495,683	10.7	807,500	27.2
Jeffrey Mason	Director	180,550	0.6	40,000	1.3
John Currie	Director	3,500	—	25,000	0.8
Jeff Booth	Director	—	—	25,000	0.8
Murray McBride	Director	278,000	0.8	40,000	1.3
Michaela Tokarski	Director	845,500	2.6	40,000	1.3
Neel Grover	Director	—	—	20,000	0.7
Gary Collins	President	—	—	200,000	6.7
Nicholas Bozikis	Chief Financial Officer	41,360	0.1	237,500	8.0
Steve Bochen	Chief Operating Officer	395,856	1.2	187,500	6.3
Terry Vanderkruyk	Chief of Corporate Relations	147,271	0.4	187,500	6.3
Peter Lee	Managing Director, Lensway	—	—	225,000	7.6
		5,387,720		2,035,000

(1)         The information as to Coastal Shares beneficially owned, directly or indirectly or over which control or direction is exercised, not being within the knowledge of Coastal, has been furnished by the respective directors and executive officers.

(2)         Numbers indicated represent the Coastal Shares underlying vested and unvested Coastal Options held.

Except as disclosed in this Circular, including under “The Arrangement—Interests of Senior Management and Others in the Arrangement”, none of the directors or officers of Coastal, no person or company who beneficially owns, directly or indirectly, Coastal Shares or who exercised control or direction over Coastal Shares or a combination of both carrying more than 10% of the voting rights attached to Coastal Shares entitled to vote at the Meeting and no associate or affiliate of any of the foregoing, have or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of Coastal’s last financial year that has materially affected or would or could materially affect Coastal or any of its subsidiaries.

Employment Agreements

Each of Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, Nicholas Bozikis, Chief Financial Officer of Coastal, Steve Bochen, Chief Operating Officer of Coastal, Gary Collins, President of Coastal, and Terry Vanderkruyk, Chief of Corporate Relations of Coastal, is a party to an employment agreement with Coastal under which each of these executive officers is entitled to receive severance and other benefits if the executive’s employment with Coastal is terminated involuntarily by Coastal or is terminated voluntarily by the executive in certain circumstances as a result of, or within a specified period after, the occurrence of a “change in control”. Completion of the Arrangement will constitute a “change in control” under these employment agreements.

In the case of Mr. Hardy, in addition to any accrued and unpaid amounts and benefits, he will generally be entitled to receive (i) a lump sum payment equal to 2.5 times the sum of (a) his then base salary and (b) his then current annual bonus and (ii) the continuance of certain benefits for a period of 24 months.

In the case of Mr. Bozikis, in addition to any accrued and unpaid amounts and benefits, he will generally be entitled to receive (i) a lump sum payment equal to 1.5 times the sum of (a) his then base salary and (b) his then current annual bonus and (ii) the continuance of certain benefits for a period of 24 months.

In the case of Mr. Bochen, in addition to any accrued and unpaid amounts and benefits, he will generally be entitled to receive (i) a lump sum payment equal to four months of his then base salary and (ii) the continuance of certain benefits for a period of 4 months.

In the case of Mr. Collins, in addition to any accrued and unpaid amounts and benefits, he will generally be entitled to receive a lump sum payment equal to his then base salary.

In the case of Mr. Vanderkruyk, in addition to any accrued and unpaid amounts and benefits, he will generally be entitled to receive a lump sum payment equal to 50% of his then base salary.

Other than Steve Bochen in certain circumstances, none of these executive officers is contractually required to mitigate the amount of any payment provided for by seeking other employment or otherwise, nor will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment.

The executive officers of Coastal are also generally entitled to benefits, rights and payments under Coastal’s various employee benefit plans.  These benefits arise as normal incidents of employment for the executive officers of Coastal and are not materially altered by the completion of the Arrangement.

Additional information with respect to director and executive compensation is found under the section entitled “Compensation of Executive Officers and Directors” in this Circular. As is described under the sections entitled “Corporate Governance Disclosure” and “Compensation of Executive Officers and Directors” in this Circular, Coastal has a Compensation and Governance Committee composed entirely of independent directors.  The mandate of the Committee includes reviewing and approving the components of compensation for the Chief Executive Officer and reviewing the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements and change of control benefits. The incentive plans described above were not adopted or granted in connection with the Arrangement.  Instead they were adopted and granted by the Committee in advance of the Arrangement being proposed as part of the executive compensation strategy and policies adopted by the Committee.

Roger V. Hardy Consulting Letter Agreement

Simultaneous and in connection with Coastal entering into the Acquisition Agreement, Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, entered into a letter agreement (the “Consulting Letter Agreement”) with Essilor, pursuant to which Mr. Hardy has agreed to act as a consultant to Coastal upon the closing of the Arrangement. Pursuant to the terms of the Consulting Letter Agreement, Mr. Hardy will, as an independent contractor, provide, at the request of Coastal, certain consulting services to Coastal and its subsidiaries. For a period of 60 days following the Arrangement, Mr. Hardy will make himself available to Coastal on a full-time basis and, thereafter, Mr. Hardy will use commercially reasonable efforts to make himself available during business hours as requested by Coastal, acting reasonably. The term of the Consulting Letter Agreement is three years, subject to earlier termination in certain circumstances. As compensation for such consulting services, Coastal will pay Mr. Hardy a consulting fee equal to $87,550 for the initial 60-day transition period and, thereafter, will pay Mr. Hardy monthly consulting fees equal to $10,420 during the remainder of the term of the Consulting Letter Agreement. Coastal will also reimburse Mr. Hardy for reasonable out-of-pocket travel and other expenses incurred by him in connection with the performance of the consulting services. Mr. Hardy has also agreed under the Consulting Letter Agreement to certain customary restrictive covenants with respect to non-competition, non-solicitation, non-disparagement and confidentiality, each subject to certain customary exceptions.

Pursuant to the terms of the Consulting Letter Agreement, Mr. Hardy’s existing employment agreement with Coastal will terminate upon the completion of the Arrangement, and Coastal will pay Mr. Hardy an amount equal to the change of control payment that would otherwise be payable under his existing employment agreement, as described above under “The Arrangement — Interests of Senior Management and Others in the Arrangement — Employment Agreements”.

Indemnification and Insurance

In the Acquisition Agreement, Essilor covenants and agrees that, after the Effective Time, it will indemnify and hold harmless all past and present directors, officers and employees of Coastal to the same extent such persons are indemnified as of the date of the Acquisition Agreement pursuant to the general bylaws of Coastal, for acts or omissions occurring on or prior to the Effective Time.

In addition, Essilor is required to maintain in effect (either directly or via “run-off” insurance or insurance provided by an alternate provider), for not less than six years from the Effective Time, coverage substantially equivalent in scope and coverage to that provided pursuant to Coastal’s current directors and officers insurance policies, and Essilor has agreed to not take any action to terminate or otherwise adversely affect or alter such insurance.

Intentions of Coastal Directors and Executive Officers

All of Coastal’s directors and executive officers, holding, in the aggregate, 16.4% of the outstanding Coastal Shares, have entered into support and voting agreements to vote their shares in favour of the Arrangement, subject to certain exceptions.

Sources of Funds for the Arrangement

Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $408.5 million is expected to be paid to acquire all of the Coastal Shares (assuming no Shareholders exercise their

Dissent Rights) and approximately $21.1 million is expected to be paid to satisfy payment in respect of all outstanding Coastal Options. In addition, pursuant to the terms of the Acquisition Agreement, Coastal may repay, discharge and terminate certain outstanding Coastal indebtedness specified by Essilor, subject to Essilor making available necessary funds to do so. The obligations of Essilor and Newco under the Acquisition Agreement are not subject to any financing condition.

Funds sufficient to close the Arrangement are available to Essilor through available cash on hand and credit facilities.  As at December 31, 2013, Essilor has indicated that it had a cash balance of approximately $1.150 billion and available borrowing capacity under its credit facilities of approximately $2.750 billion.

Expenses of the Arrangement

Coastal estimates that expenses in the aggregate amount of approximately $10.5 million will be incurred by Coastal in connection with the Arrangement, including legal, financial advisory, special committee, accounting, data room, insurance, depositary, transfer agent, proxy solicitation, printing, mailing, Meeting and other fees and expenses.

Effects on Coastal if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for their Coastal Shares in connection with the Arrangement. Instead, Coastal will remain a public company and the Coastal Shares will continue to be listed and traded on the TSX and the NASDAQ. If the Arrangement is not completed, to the extent to which Coastal’s management is able to conduct the business in a manner similar to that in which it is being currently conducted, Shareholders will continue to be subject to the same or similar risks and uncertainties currently facing Coastal and disclosed in the Annual Information Form in the sections entitled “Introduction — Cautionary Note Regarding Forward-Looking Information and Statements” and “Description of the Business — Risk Factors”. In addition to these risks and uncertainties, if the Arrangement is not completed, Coastal may be required to pay the Termination Fee to Essilor, Coastal may need to secure additional financing and/or capital in order to pursue its business plan, management resources may be diverted away from the conduct of the business of Coastal and there may be uncertainty among Coastal’s customers and suppliers, which might result in them delaying or deferring decisions concerning Coastal.

TERMS OF THE ACQUISITION AGREEMENT

The following is a summary of the material terms of the Acquisition Agreement and is subject to, and qualified in its entirety by, the full text of the Acquisition Agreement, a full copy of which is attached as Appendix D to this Circular. The Acquisition Agreement was filed under Coastal’s profile on SEDAR on February 28, 2014 and on EDGAR on March 3, 2014.

Except for the Acquisition Agreement’s status as a contractual document that establishes and governs the legal relations among the parties thereto, the text of the Acquisition Agreement is not intended to be, and should not be interpreted as, a source of factual, business or operational information about Coastal or any of its subsidiaries.  The Acquisition Agreement contains representations, warranties and covenants that are qualified and limited, including by information disclosed to Essilor in connection with the execution of the Acquisition Agreement and certain information disclosed in public filings with Canadian and U.S. securities regulatory authorities.  Representations and warranties may be used as a tool to allocate risks between the respective parties to the Acquisition Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts.  Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to investors.  These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Circular.  Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Acquisition Agreement.  Shareholders may not directly enforce or rely upon the terms and conditions of the Acquisition Agreement and should not rely on the representations, warranties or covenants contained therein as characterizations of the actual state of facts or condition of Coastal or any of its affiliates.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Acquisition Agreement provides that the obligations of the parties to complete the Arrangement are subject to the satisfaction or mutual waiver by Coastal and Essilor, on or before the Effective Date, of certain conditions precedent, including:

•                                          the Interim Order shall not have been set aside or modified in a manner unacceptable to either Coastal or Essilor, acting reasonably, on appeal or otherwise;

•                                          the Arrangement Resolution shall have been passed by Shareholders in accordance with the Interim Order and applicable Laws;

•                                          the Final Order shall have been granted on terms consistent with the Acquisition Agreement and shall not have been set aside or modified in a manner unacceptable to either Coastal or Essilor, acting reasonably, on appeal or otherwise;

•                                          the Articles of Arrangement shall be in content consistent with the Acquisition Agreement and the Plan of Arrangement and in form satisfactory to Coastal and Essilor, acting reasonably;

•                                          the Competition Act Approval shall have been obtained;

•                                          no action, suit, proceeding, objection or opposition shall have been taken, entered or promulgated by any Governmental Entity (other than in relation to the Competition Act Approval) or by any other elected or appointed public official or private person, and no law, regulation or policy, judgment, decision, order ruling or directive shall have been proposed, enacted, promulgated, amended or applied, which would reasonably be expected to result in a Material Adverse Effect in respect of Coastal or Essilor or that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or prohibits the completion of the Arrangement; and

•                                          the Acquisition Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of Essilor and Newco

The Acquisition Agreement provides that the obligations of Essilor and Newco to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, including:

•                                          all covenants of Coastal to be performed on or before the Effective Time shall have been duly performed by Coastal in all material respects (and Coastal shall have delivered to Essilor and Newco a certificate with respect thereto);

•                                          the representations and warranties of Coastal shall be true and correct in all respects as of the date of the Acquisition Agreement and in all material respects as of the Effective Time as if made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), provided that to the extent any such representation or warranty is qualified in the Acquisition Agreement by a reference to materiality or Material Adverse Effect, such representation or warranty shall be true and correct in all respects, and except in all cases for breaches of representations and warranties (i) resulting from transactions, changes, conditions, events or circumstances contemplated or permitted by the Acquisition Agreement or (ii) which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (and Coastal shall have delivered to Essilor and Newco a certificate with respect to the foregoing);

•                                          no Material Adverse Effect shall have occurred since the date of the Acquisition Agreement;

•                                          the time period prescribed by the CBCA for the exercise of Dissent Rights shall have expired and holders of Coastal Shares shall not have exercised (and not abandoned) Dissent Rights with respect to greater than 7% of the Coastal Shares then outstanding;

•                                          as of the Effective Time, all outstanding Coastal Options shall have been exercised, purchased for cancellation or otherwise terminated in accordance with the terms of the Coastal Option Plan, and the Coastal Option Plan shall have terminated or been terminated in accordance with its terms; and

•                                          Coastal shall have delivered to Essilor at least two Business Days prior to the Effective Date payoff letters from third-party lenders, in form and substance satisfactory to Essilor, in its sole discretion, with respect to the indebtedness of Coastal specified by Essilor to Coastal no later than ten Business Days prior to such date, and, on the Effective Date, subject to Essilor making available necessary funds to do so,  Coastal shall have caused the indebtedness (and all related contracts to which Coastal is a party or by which it is bound) to be permanently terminated, as requested by Essilor, and, to the extent the indebtedness is secured by hypothecs or other encumbrances, shall have caused such hypothecs or other encumbrances to be released by the third-party lenders.

Additional Conditions Precedent to the Obligations of Coastal

The Acquisition Agreement provides that the obligations of Coastal to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, including:

•                                          all covenants of Essilor and Newco to be performed on or before the Effective Time shall have been duly performed by Essilor or Newco, as applicable, in all material respects (and Essilor and Newco shall have delivered to Coastal a certificate with respect thereto);

•                                          the representations and warranties of Essilor and Newco shall be true and correct in all respects as of the date of the Acquisition Agreement and in all material respects as of the Effective Time as if made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) (and Essilor and Newco shall have delivered to Coastal a certificate with respect to the foregoing); and

•                                          Newco shall have deposited with the Depositary, and the Depositary shall have confirmed receipt of, sufficient funds in escrow to complete all of the transactions contemplated by the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement contains certain representations and warranties of Coastal, including, without limitation, representations relating to the following: organization, standing and corporate power; authority relative to the Acquisition Agreement; no conflicts; board approval and fairness opinions; consents and approvals; capital structure; subsidiaries; compliance with laws; compliance with applicable eye care laws; regulatory compliance; environmental matters; restrictions on business activities; securities legislation; public documents; financial statements; disclosure controls; books and records; absence of certain changes or events since October 31, 2013; certain practices; litigation; suppliers; material contracts; intellectual property; computer systems; privacy and security; title to assets; real property; insurance; employee matters; benefit plans; tax matters; indebtedness; no undisclosed liabilities; fees; and transaction costs.

The Acquisition Agreement contains certain representations and warranties of Essilor and Newco, including, without limitation, representations relating to the following: organization, standing and corporate power; authority relative to the Acquisition Agreement; no conflicts; consents and approvals; financial capacity; litigation; and financial advisors and brokers.

Covenants

Covenants of Coastal Regarding the Conduct of Business

The Acquisition Agreement contains customary negative and affirmative covenants specific to Coastal. Among other things, Coastal has agreed that, until the earlier of the Effective Time or the termination of the Acquisition Agreement, Coastal shall conduct its business in the ordinary course of business consistent with past practices and shall use its commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill and business relationships, unless Essilor otherwise agrees in writing or except as is otherwise expressly permitted or contemplated by the Acquisition Agreement. Without limiting the generality of the foregoing, until the earlier of the Effective Date or the termination of the Acquisition Agreement, Coastal shall not, directly or indirectly, unless Essilor otherwise consents in writing (which shall not be unreasonably withheld, delayed or conditioned by Essilor) or except as is otherwise expressly permitted or contemplated by the Acquisition Agreement or the disclosure letter related thereto:

•                                          amend or propose to amend its articles or by-laws;

•                                          adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, arrangement, amalgamation, consolidation, restructuring, recapitalization or other reorganization of Coastal;

•                                          issue any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities, except upon the exercise of any Coastal Options outstanding on the date of the Acquisition Agreement;

•                                          split, combine or reclassify the Coastal Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Coastal Shares, or redeem, purchase or offer to purchase any Coastal Shares;

•                                          incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances to, or investments in, any person for an amount exceeding $100,000 individually or in the aggregate, except with respect to (i) indebtedness, loans, advances or obligations incurred by Coastal to any subsidiary or by any subsidiary to Coastal or any other subsidiary, (ii) accounts payable incurred in the ordinary course of business and (iii) investments by Coastal in any subsidiary or by any subsidiary in any other subsidiary;

•                                          sell, pledge, lease or dispose, or incur any encumbrance on, or agree to sell, pledge, lease or dispose, or incur any encumbrance on, any property or assets with a value exceeding $100,000, individually or in the aggregate, except for (i) sales, leases or dispositions of inventory in the ordinary course of business and (ii) certain permitted encumbrances;

•                                          acquire, by merger, amalgamation, consolidation, acquisition of securities or assets or otherwise, any corporation, partnership or other business organization or division thereof or make any investment therein either by purchase of securities, contributions of capital or property transfer, with an acquisition or investment cost exceeding $100,000 individually or in the aggregate;

•                                          engage in any new commitment or other operation (or renewal of an existing commitment or operation) having a monetary value payable by Coastal of more than $300,000 individually or in the aggregate, exclusively with respect to the following: (i) new hiring of personnel (other than personnel hired for replacing recent departures from Coastal), (ii) new capital expenditures, (iii) new rental improvements, (iv) new expenses related to information technology, and (v) new purchases of equipment;

•                                          make any changes to any of its accounting policies, principles or methods (including by adopting any new accounting policies, principles or methods), except as required by applicable Law or under IFRS;

•                                          except as required by applicable Law, make or change any material tax election (other than an election under subsection 110(1.1) of the Tax Act in respect of Coastal Options), change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file claims for material tax refunds, enter into any closing agreement, enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to material taxes, settle (or offer to settle) any material tax claim, audit or assessment, or surrender any right to claim a tax refund, offset or other reduction in tax liability;

•                                          amend the Coastal Option Plan, or adopt or amend any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other benefit plan, other than as required by applicable Law, and except for amendments creating obligations in an amount that does not exceed $100,000 individually or in the aggregate;

•                                          except where required pursuant to any existing contracts or benefit plans in effect on the date of the Acquisition Agreement, and except as is necessary to comply with applicable Laws (i) grant to any key employee, officer or director of Coastal an increase in compensation in any form, other than in the ordinary course of business (including ordinary course annual salary increases and bonus payments), (ii) grant any general salary increase to the employees of Coastal, other than in the ordinary course of business (including ordinary course annual salary increases), (iii) take any action with respect to the grant of any severance or termination or change of control pay or benefits, (iv) enter into any employment, deferred compensation or other similar agreement or amend any such existing agreement, with any key employee, officer or director of Coastal, or (v) adopt or materially amend or make any contribution (other than required contributions) to any benefit plan or take any action to accelerate any rights or benefits or fund or secure the payment of compensation or benefits under any benefit plan;

•                                          waive, release, relinquish, terminate, grant or transfer any rights of value under, or amend, modify or change, any existing material contract or enter into any new material contract, in each case other than in the ordinary course of business consistent with past practice;

•                                          waive, release, assign, settle or compromise any material proceeding, claim, liability or obligation; or

•                                          agree, resolve or commit to do any of the foregoing.

Covenants of Coastal Regarding the Arrangement

Pursuant to the Acquisition Agreement, Coastal has agreed to perform all obligations required or desirable to be performed by Coastal under the Acquisition Agreement, cooperate with Essilor in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Acquisition Agreement. Without limiting the generality of the foregoing, Coastal shall:

•                                          submit the Arrangement Resolution for approval by the Shareholders at the Meeting and use commercially reasonable efforts to obtain the Required Vote;

•                                          use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent in Article 5 of the Acquisition Agreement to the extent they are within its control;

•                                          not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated by the Acquisition Agreement;

•                                          apply for, and use commercially reasonable efforts to obtain, all necessary waivers, consents and approvals required to be obtained by Coastal in connection with the Arrangement from other parties to contracts without paying, and without committing itself or Essilor to pay any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of Essilor;

•                                          use commercially reasonable efforts to effect any necessary registration, filing or submission of information required by any Governmental Entity from Coastal in connection to the Arrangement, and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Coastal with respect to the Arrangement;

•                                          defend all lawsuits or other legal, regulatory or other proceedings against Coastal challenging or affecting the Acquisition Agreement or the consummation of the transactions contemplated thereby, and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Coastal or other order which may adversely affect Coastal’s ability to consummate the Arrangement;

•                                          promptly advise Essilor orally and, if then requested, in writing of:

•                                          any event occurring subsequent to the date of the Acquisition Agreement that would render any representation or warranty in respect of Coastal contained in the Acquisition Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

•                                          any change, effect, event or occurrence which would reasonably be expected to have a Material Adverse Effect on Coastal, or to materially impair or delay the consummation of the transactions contemplated by the Acquisition Agreement or the ability of Coastal to perform its obligations thereunder; and

•                                          any breach by Coastal of any covenant or agreement contained in the Acquisition Agreement.

Covenants of Essilor Regarding the Arrangement

Pursuant to the Acquisition Agreement, Essilor has agreed to perform all obligations required or desirable to be performed by Essilor under the Acquisition Agreement, cooperate with Coastal in connection therewith and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Acquisition Agreement. Without limiting the generality of the foregoing, Essilor shall:

•                                          use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent in Article 5 of the Acquisition Agreement to the extent they are within its control;

•                                          not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated by the Acquisition Agreement;

•                                          use commercially reasonable efforts to effect any necessary registration, filing or submission of information required by any Governmental Entity from Essilor in connection to the Arrangement, and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Essilor with respect to the Arrangement;

•                                          use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Essilor or other order which may adversely affect the ability of Coastal, Essilor or Newco to consummate the Arrangement; and

•                                          promptly advise Coastal orally and, if then requested, in writing, of:

•                                          any event occurring subsequent to the date of the Acquisition Agreement that would render any representation or warranty in respect of Essilor contained in the Acquisition Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

•                                          any change, effect, event or occurrence which would reasonably be expected to materially impair or delay the consummation of the transactions contemplated by the Acquisition Agreement or the ability of Essilor to perform its obligations thereunder; and

•                                          any breach by Essilor of any covenant or agreement contained in the Acquisition Agreement.

Mutual Covenants

Pursuant to the Acquisition Agreement, each party has agreed to use its commercially reasonable efforts to obtain all consents, regulatory approvals, authorizations, exemptions or waivers required or advisable to be obtained by it from Governmental Entities in respect of the transactions contemplated by the Acquisition Agreement, to avoid or resolve any suit or threatened suit so as to permit the consummation of the transactions contemplated in the Acquisition Agreement on a timely basis, and to cooperate with one another in various respects in connection with the foregoing.

In addition, Essilor and Coastal have agreed to use commercially reasonable efforts to obtain Competition Act Approval and, in doing so, shall cooperate with and diligently assist the other and keep the other reasonably informed as to status of the proceedings related to all filings and applications in respect of Competition Act Approval. However, use of “commercially reasonable efforts to obtain Competition Act Approval” by Essilor shall not require Essilor or any of its affiliates to: (i) divest, sell, dispose of or hold separate (through the establishment of a trust or otherwise) any assets, shares or any business or part of a business, or agree to any of the foregoing, or agree to the manner of operation of the business being acquired (or any part of it) or any other business or part of a business; or (ii) give any undertakings, or agree to give any undertakings, including with respect to the matters referred to in (i) above.

Covenants of Coastal Regarding Non-Solicitation

Pursuant to the Acquisition Agreement, Coastal has agreed that it and its representatives shall immediately cease any existing solicitation, encouragement, activity, discussion or negotiation with any person (other than Essilor) with respect to any Acquisition Proposal and to request the return or destruction of all confidential information provided in connection therewith. In addition, Coastal has agreed not to terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

Subject to certain exceptions described herein, Coastal shall not, directly or indirectly, or through any of its officers, directors, employees, representatives or agents:

•                                          solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries, proposals or offers regarding any Acquisition Proposal;

•                                          engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal;

•                                          withdraw or modify, or propose publicly to withdraw or modify, in any manner adverse to Essilor, the approval of the Board of the Arrangement or the recommendation of the Board to vote in favour of the Arrangement (including failing to reaffirm the recommendation of the Board to vote in favour of the Arrangement if requested by Essilor) (an “Adverse Recommendation Change”); or

•                                          accept or enter into, or publicly propose to accept or enter into, any contract to effect an Acquisition Proposal or requiring Coastal to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees and expenses to any person in the event that Coastal completed the transaction contemplated by the Acquisition Agreement.

Coastal must promptly notify Essilor of any proposal, inquiry, offer, expression of interest or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and any request for non-public information relating to Coastal received by Coastal’s directors, officers, representatives or agents, or any material amendments to the foregoing. Such notice must include a copy of any written proposal or amendment thereto (together with any document referred to therein) and, if not in written form, a description of the material terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. Coastal must, forthwith upon the request of Essilor, inform Essilor as to the status of any such proposal, inquiry, offer or request and shall in any event inform Essilor of any material amendments to such proposal, inquiry, offer or request.

Notwithstanding any of the above, in the event Coastal receives an unsolicited, bona fide written Acquisition Proposal, the Board is permitted to engage in discussions or negotiations, provide information and otherwise cooperate with and assist the person making the Acquisition Proposal, if and only to the extent that:

•                                          Coastal has provided Essilor with the required notice described above in respect of such Acquisition Proposal;

•                                          the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal;

•                                          prior to providing any information or data, the Board receives from such person an executed confidentiality and standstill agreement that contains provisions that are not less favourable to Coastal than those contained in the confidentiality agreement between Coastal and Essilor, and Coastal sends a copy of any such confidentiality agreement to Essilor promptly upon its execution; and

•                                          Essilor is provided forthwith with a list of, or in the case of information that was not previously made available to Essilor, copies of, any material information provided to such person.

Furthermore, notwithstanding any of the above, in the event Coastal receives an unsolicited, bona fide written Acquisition Proposal, the Board is permitted to make an Adverse Recommendation Change, at any time prior to the Meeting if and only to the extent that:

•                                          Coastal has provided Essilor with the required notice described above in respect of such Acquisition Proposal;

•                                          the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to effect an Adverse Recommendation Change would constitute a breach of its fiduciary duties under applicable Laws, and Coastal has provided Essilor with a written notice advising Essilor of the Board’s determination; and

•                                          five Business Days shall have elapsed from the date Essilor received the notice described immediately above, and, taking into account any revised proposal made by Essilor since receipt of such notice, such Acquisition Proposal remains a Superior Proposal.

During the five Business Day period described above, Essilor shall have the opportunity, but not the obligation, to offer to amend the terms of the Acquisition Agreement, and Coastal shall cooperate with Essilor with respect thereto, including by engaging in good faith negotiations with Essilor. The Board will review any offer by Essilor to amend the terms of the Acquisition Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such amended offer, upon acceptance by Coastal, would, if consummated in accordance with its terms, result in the Acquisition Proposal no longer being a Superior Proposal. If the Board so determines, Coastal will enter into an amended agreement with Essilor reflecting Essilor’s amended offer. If the Board continues to believe, in good faith, after consultation with its outside legal and financial advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects Essilor’s amended offer, Coastal and the Board may make an Adverse Recommendation Change and, subject to compliance with the other provisions described above, terminate the Acquisition Agreement and enter into an acquisition agreement in respect of such Superior Proposal. Each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the foregoing and shall require a new five-Business Day period from the later of the date a copy of such amendment is provided to Essilor and the date that the Board determines that the amended Acquisition Proposal constitutes or remains a Superior Proposal. In the event Coastal terminates the Acquisition Agreement pursuant to the foregoing, Coastal must pay the Termination Fee to Essilor concurrently with such termination.  If Coastal provides Essilor with a copy of the notice referred to above on a date that is less than five Business Days prior to the Meeting, Coastal shall adjourn the Meeting to a date that is not less than eight Business Days after the date of the notice.

Termination of the Acquisition Agreement and Termination Fees

Termination

The Acquisition Agreement may be terminated at any time prior to the Effective Time:

•                                          by mutual written consent of Essilor, Newco and Coastal;

•                                          by Essilor if Coastal makes an Adverse Recommendation Change;

•                                          by Coastal, in order to enter into an Acquisition Agreement in respect of a Superior Proposal, subject to Coastal complying with the terms described above under “—Covenants of Coastal Regarding Non-Solicitation”;

•                                          by either Essilor or Coastal, if the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof);

•                                          subject to certain notice and cure periods, by Essilor, if Essilor is not in breach of its obligations under the Acquisition Agreement and (A) there has been a breach on the part of Coastal of any of its covenants or agreements in the Acquisition Agreement such that the closing condition contained in the Acquisition Agreement with respect to the performance of covenants and agreements by Coastal would not be satisfied, or (B) any of the representations and warranties of Coastal in the Acquisition Agreement shall have been at the date of the Acquisition Agreement untrue or incorrect, or shall have become untrue or inaccurate at any time prior to the Effective Time, such that the closing condition contained in the Acquisition Agreement with respect to the truth and accuracy of representations and warranties of Coastal would not be satisfied;

•                                          subject to certain notice and cure periods, by Coastal, if Coastal is not in breach of its obligations under the Acquisition Agreement and (A) there has been a breach on the part of Essilor of any of its covenants or agreements in the Acquisition Agreement such that the closing condition contained in the Acquisition Agreement with respect to the performance of covenants and agreements by Essilor would not be satisfied, or (B) any of the representations and warranties of Essilor in the Acquisition Agreement shall have been at the date of the Acquisition Agreement untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the closing condition contained in the Acquisition Agreement with respect to the truth and accuracy of representations and warranties of Essilor would not be satisfied; or

•                                          by either Essilor or Coastal, if the Effective Date has not occurred on or prior to the Outside Date, provided that such right to terminate the Acquisition Agreement shall not be available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur prior to such date and such action or failure to act constitutes a breach of the Acquisition Agreement.

Termination Fee and Fees and Expenses Payable by Coastal

The Acquisition Agreement provides that Coastal will pay to Essilor a termination fee of $16,000,000 in immediately available funds (the “Termination Fee”) upon the occurrence any of the following events:

(a)                                 if the Acquisition Agreement is terminated by Essilor if Coastal makes an Adverse Recommendation Change;

(b)                                 if the Acquisition Agreement is terminated by Coastal in order to enter into an Acquisition Agreement in respect of a Superior Proposal; or

(c)                                  if (i) an Acquisition Proposal is publicly proposed or announced or otherwise becomes publicly known, or any person publicly announces an intention (whether or not conditional and whether or not withdrawn) to make such an Acquisition Proposal, (ii) thereafter the Acquisition Agreement is terminated by Essilor or Coastal if the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof), and (iii) within twelve months of such termination, Coastal enters into a definitive agreement to complete, or completes, an Acquisition Proposal (whether made before or after termination of the Acquisition Agreement)

In addition, if (i) the Acquisition Agreement is terminated because any of the representations and warranties of Coastal in the Acquisition Agreement shall have been at the date of the Acquisition Agreement untrue or incorrect, or shall have become untrue or inaccurate at any time prior to the Effective Time, such that the closing condition contained in the Acquisition Agreement with respect to the truth and accuracy of representations and warranties of Coastal would not be satisfied, or (ii) the Acquisition Agreement is terminated by Essilor if the Effective Date has not occurred on or prior to the Outside Date and at the time of such termination there is a state of facts or circumstances that would cause the closing condition contained in the Acquisition Agreement with respect to the truth and accuracy of representations and warranties of Coastal not to be satisfied, Coastal shall pay an amount equal to $1,750,000 as reimbursement to Essilor for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Essilor is in material breach of its obligations hereunder at the time of the termination of the Acquisition Agreement such amount will not be payable.

Fees and Expenses Payable by Essilor

If (i) the Acquisition Agreement is terminated because any of the representations and warranties of Essilor  in the Acquisition Agreement shall have been at the date of the Acquisition Agreement untrue or incorrect, or shall have become untrue or inaccurate at any time prior to the Effective Time, such that the closing condition contained in the Acquisition Agreement with respect to the truth and accuracy of representations and warranties of Essilor would not be satisfied, or (ii) the Acquisition Agreement is terminated by Coastal if the Effective Date has not occurred on or prior to the Outside Date and at the time of such termination there is a state of facts or circumstances that would cause the closing condition contained in the Acquisition Agreement with respect to the truth and accuracy of representations and warranties of Essilor not to be satisfied, Essilor shall pay an amount equal to $1,750,000 as reimbursement to Coastal for its out-of-pocket expenses incurred in connection with the Arrangement, provided that if Coastal is in material breach of its obligations hereunder at the time of the termination of the Acquisition Agreement such amount will not be payable.

Pre-Acquisition Reorganization

Under the Acquisition Agreement, subject to applicable Laws, Coastal shall and, where appropriate, shall cause its subsidiaries to, at the expense of Essilor, use its and their commercially reasonably efforts to effect such reorganizations of the business, operations and assets of Coastal and its Subsidiaries or such other transactions as Essilor may request (each a “Pre-Acquisition Reorganization”), and cooperate with Essilor and its representatives in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken, provided, however, that Coastal shall not be required to carry out any Pre-Acquisition Reorganization which: (i) would impede or materially delay the completion of the Arrangement (including by giving rise to any legal or regulatory proceedings by any person); (ii) is prejudicial to Coastal or its subsidiaries or the Shareholders or interferes with the operations of Coastal and its subsidiaries in any material respect; (iii) cannot be completed immediately prior to or contemporaneously with the Effective Date; or (iv) would require Coastal or its subsidiaries to contravene any Law or any material contract.

Essilor shall provide written notice to Coastal of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, Essilor and Coastal shall, at the expense of Essilor, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. Essilor has acknowledged and agreed in the Acquisition Agreement that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under the Acquisition Agreement and shall not be considered in determining whether a representation or warranty of Coastal thereunder has been breached.

No Pre-Acquisition Reorganization will be made effective unless (i) it is reasonably certain that the Arrangement will become effective and (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting Coastal and its subsidiaries in the event the Arrangement does not become effective and the Acquisition Agreement is terminated.  If the Arrangement is not completed, Essilor will forthwith reimburse Coastal for all reasonable fees and expenses (including any professional fees and expenses) incurred by Coastal and its subsidiaries in considering and effecting any Pre-Acquisition Reorganization and shall be responsible for all reasonable fees and expenses (including any professional fees and expenses) of Coastal and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the termination of the Acquisition Agreement in accordance with its terms.  Notwithstanding the foregoing, in no event shall the completion of any Pre-Acquisition Reorganization be a condition to completion of the Arrangement.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval.  Prior to the mailing of this Circular, Coastal obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters.  A copy of the Interim Order is attached as Appendix E to this Circular.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting and to obtaining all required regulatory approvals, the hearing in respect of the Final Order is currently expected to take place on April 23, 2014 at the Courthouse located at 800 Smithe Street, Vancouver, British Columbia.  Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must file with the Court and serve on Coastal, by service upon counsel, McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, B.C., Attention: Miranda Lam, a response to petition in the form required by the B.C. Supreme Court Civil Rules (a “Response to Petition”), and any additional affidavits or other materials upon which the Shareholder intend to rely, on or before 12:00 p.m. (Vancouver time) on April 21, 2014 or as provided in the Interim Order.

Coastal has been advised by counsel that the Court has broad discretion under the CBCA when making orders with respect to an Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement.  The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions that the Court deems fit.  In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Response to Petition in compliance with the Notice of Hearing of Petition for Final Order and the Interim Order will be given notice of the postponement, adjournment or rescheduled date.  A copy of the Notice of Hearing of Petition for Final Order is attached as Appendix I to this Circular.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then the Articles of Arrangement, together with other documents, if applicable, will be sent to the Director and the Director will issue a certificate of arrangement giving effect to the Arrangement.

Regulatory Matters

The Arrangement is conditional upon receiving Competition Act Approval under the Competition Act (described below) and the satisfaction of other regulatory requirements or the expiration of applicable waiting periods under such law.

Under the Competition Act, the Arrangement is a “notifiable transaction”. When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner of Competition (the “Commissioner”) under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”).  If the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may, upon application, issue an advance ruling certificate (“ARC”) under Section 102 of the Competition Act. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. Further, if the notifiable transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the ARC was issued.  The Commissioner may also, in lieu of issuing an ARC, exempt the transaction from notification pursuant to Section 113(c) of the Competition Act.  If the Commissioner issues an exemption pursuant to Section 113(c) of the Competition Act, his right to challenge the transaction before the Competition Tribunal under the merger provisions of the Competition Act is preserved.

Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if the Commissioner is of the view that the transaction is likely to prevent or lessen competition substantially.

The Arrangement is subject to pre-merger notification under the Competition Act. Coastal and Newco intend to apply for an ARC in respect of the transactions contemplated by the Arrangement and to file the prescribed information if required to do so.  On March 12, 2014, Coastal and Newco applied for an ARC in respect of the transactions contemplated by the Arrangement.

Completion of the Arrangement is subject to the condition that: (i) an ARC shall have been issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Acquisition Agreement; or (ii) (a) the waiting period under section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and (b) the Commissioner shall have advised Essilor in writing (and not rescinded or amended such advice) that he does, at that time, intend to make an application for an order under Part VIII of the Competition Act in respect of the transactions contemplated by the Acquisition Agreement (a “no-action letter”) and such no-action letter remains in force and effect at the Effective Time.

Collateral Benefits

MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure that all securityholders are treated in a manner that is fair. The protections afforded by MI 61-101 apply to “business combinations” (as such term is defined in MI 61-101). If any of the “related parties” (as defined in MI 61-101) of Coastal is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement, the Arrangement will constitute a “business combination” for the purposes of MI 61-101 and the Arrangement Resolution will require “minority approval” in accordance with MI 61-101. If “minority approval” is required, the Arrangement Resolution must be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Coastal who can be considered to be receiving a “collateral benefit” in connection with the Arrangement or “joint actors” (as defined in MI 61-101) of such related parties. This approval is in addition to the requirement that the Arrangement Resolution must be approved by 66-2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of Coastal (which includes the directors and senior officers of Coastal) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Coastal; however, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of Coastal is not considered to be a collateral benefit if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Coastal or an affiliated entity and (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (c) full particulars of the benefit are disclosed in this Circular, and (d) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding Coastal Shares, or (B) (x) the related party discloses to an independent committee of Coastal the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Coastal Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in B(x), and (z) the independent committee’s determination is disclosed in this Circular.

To the knowledge of Coastal and its directors and executive officers, after reasonable inquiry, the only persons who will receive a “collateral benefit” as a result of the Arrangement are Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, and Steve Bochen, Chief Operating Officer of Coastal. Mr. Hardy and Mr. Bochen will receive a collateral benefit because of their shareholdings in Coastal and (i) the payments each is entitled to receive as a result of unvested Coastal Options held by each of them vesting upon a “change of control” under the Coastal Option Plan, (ii) the payments each is entitled to receive in certain circumstances following a “change of control” under his employment agreement and (iii) in the case of Mr. Hardy, the compensation he will be entitled to receive from Coastal for certain consulting services after the completion of the Arrangement under the Consulting Letter Agreement, in each case as described under “The Arrangement — Interests of Senior Management and Others in the Arrangement”.  The completion of the Arrangement would constitute a “change of control” for the purposes of the Coastal Option Plan and the employment agreements of Mr. Hardy and Mr. Bochen.

At the time that the Acquisition Agreement was entered into, each of Mr. Hardy and Mr. Bochen beneficially owned or exercised control or direction over more than 1% of the outstanding Coastal Shares.  Although each of Mr. Hardy and Mr. Bochen is entitled to receive such payment(s) solely in connection with his services as an employee of Coastal, each is deemed to have received a collateral benefit under MI 61-101 because each owns more than 1% of the Coastal Shares and the value of the payments to which each is entitled to receive, as described above, is more than 5% of the value of the consideration he will receive for his Coastal Shares under the Arrangement.

In its review of the benefits or payments employees, directors or officers were expected to receive as a result of the Arrangement, the Special Committee determined that the benefits received by Michaela Tokarski, a director of Coastal, fell within an exception to the definition of “collateral benefit” for the purposes of MI 61-101.  Similar to Mr. Hardy and Mr. Bochen, Ms. Tokarski will receive payments as a result of the unvested Coastal Options held by her vesting upon a “change of control” under the Coastal Option Plan.  While at the time that the Acquisition Agreement was entered into, Ms. Tokarski owned more than 1% of the Coastal Shares, the Special Committee has determined that the value of the payments to which she is entitled to receive, as described above, is less than 5% of the value of the consideration she will receive for her Coastal Shares under the Arrangement as calculated in accordance with MI 61-101.  Accordingly, such benefits are not “collateral benefits” for the purposes of MI 61-101.

As a result of the provisions of MI 61-101, the Arrangement Resolution must be approved by (i) at least 66-2/3% of the votes cast by all Shareholders present in person or represented by proxy at the Meeting and (ii) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding the votes attached to Coastal Shares owned, controlled or directed by Roger V. Hardy and Steve Bochen. As of March 17, 2014, Mr. Hardy owned, controlled or directed 3,495,683 Coastal Shares and Mr. Bochen owned, controlled or directed 395,856 Coastal Shares.

Stock Exchange Delisting and Reporting Issuer Status

The Coastal Shares are expected to be de-listed from the TSX and NASDAQ as soon as practicable following the completion of the Arrangement.  Coastal will also seek to be deemed to have ceased to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and will terminate the registration of the Coastal Shares under the U.S. Exchange Act.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Proxies are being solicited by management of Coastal.  This Circular, together with the applicable form of proxy and, if applicable, the Letter of Transmittal, is furnished in connection with such solicitation.  It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone, email or other communications by directors, officers or employees of Coastal without special compensation or by Georgeson.

Georgeson has been retained by Coastal as an information agent and proxy solicitation agent in connection with the solicitation of proxies for the Meeting. Coastal has agreed to pay Georgeson fees of $25,000 in connection with such services, plus incidental and out-of-pocket expenses and disbursements, including with respect to calls to retail Shareholders. In addition, Coastal has agreed to indemnify Georgeson in respect of certain liabilities it may incur in performing its services.  In addition, Coastal may retain the services of other agents, including investment dealers, to solicit proxies on behalf of management of Coastal.  In that event, Coastal will compensate any such agent for such services, including reimbursement for reasonable out-of-pocket expenses, and expects to indemnify them in respect of certain liabilities that may be incurred by them in performing their services.  The total costs of the solicitation will be borne by Coastal and reimbursed by Essilor.

Voting by Proxy or Voting Instruction Form

Voting by proxy — Registered Shareholders

To be valid, proxies must be signed, dated and either deposited with the Transfer Agent by mail, hand or courier at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, before 10:00 a.m. (Vancouver time) on April 14, 2014 or, in the event the Meeting is adjourned or postponed, no later than 48 hours before the time the adjourned Meeting is reconvened or the postponed Meeting is convened.  An undated but executed proxy will be deemed to be dated the date of mailing by or on behalf of Coastal of the enclosed form of proxy.

Voting by proxy — Non-Registered Shareholders

In accordance with the requirements of NI 54-101, Coastal is both directly delivering the Meeting Materials to certain Non-Registered Shareholders and distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.  Intermediaries are required to forward Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

•                  be given a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of securities beneficially owned by the Non-Registered Shareholder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Shareholder and the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Transfer Agent as described above; or

•                  more typically, be given a voting instruction form known as a “VIF”, which must be completed, signed and returned to the Intermediary by the Non-Registered Shareholder in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone or Internet).

There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities that they own (called OBOs for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for “Non-Objecting Beneficial Owners”).

NOBOs can expect to receive a VIF and proxy from an agent of Coastal.  These VIFs and proxies are to be completed and returned as specified in the VIF and proxy. The Meeting Materials are being sent to both Registered and Non-Registered Shareholders.  If you are a Non-Registered Shareholder and Coastal or its agent has sent these materials directly to you, your name and address and information about your holdings of Coastal Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Coastal Shares on your behalf.  By choosing to send these materials to you directly, Coastal has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your proxy as specified in the VIF and proxy.

If you are an OBO, you should receive or have already received from your Intermediary either a VIF or a proxy form.  Intermediaries have their own mailing procedures and provide their own instructions.  These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax.  If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your Intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy that will grant you the right to attend the Meeting and vote in person.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Coastal Shares they beneficially own.  Should a Non-Registered Shareholder who receives either a VIF or proxy from Coastal wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should complete and return the VIF and proxy that they have received, including inserting the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

Non-Registered Shareholders should carefully follow the instructions received from Coastal or their Intermediaries or service companies to ensure that their Coastal Shares are voted at the Meeting.

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Coastal Shares on each item of business on which you are entitled to vote, according to your instructions.  If there are no instructions with respect to your proxy, the persons named by management in the enclosed form of proxy or appointed by you in your proxy will vote your Coastal Shares FOR the Arrangement Resolution and FOR the persons nominated as directors of Coastal and other annual routine matters set forth in the form of proxy.

The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Annual General and Special Meeting and any other matters that may properly be brought before the Meeting.  As of March 18, 2014, neither the Board nor management of Coastal is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Revocability of Proxies

If a Registered Shareholder has submitted a proxy, such Registered Shareholder may revoke it by delivering a duly executed proxy with a later date or a form of revocation of proxy or other instrument in writing signed by such Registered Shareholder or such Registered Shareholder’s attorney authorized in writing (or if such Registered Shareholder is a corporation, by a duly authorized officer or attorney).  These instruments can be delivered to the Transfer Agent up to 10:00 a.m. (Vancouver time) on April 15, 2014, or if the Meeting is adjourned or postponed, no later than 10:00 a.m. (Vancouver time) on the Business Day preceding the date of the reconvened Meeting.

Alternatively, a Registered Shareholder may revoke such Registered Shareholder’s proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the chair of the Meeting at the Meeting or any adjournment or postponement thereof.  A Registered Shareholder may also revoke your proxy in any other manner permitted by law.

Only Registered Shareholders have the right to revoke a proxy.  Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

DISSENTING SHAREHOLDERS’ RIGHTS

The following description of the dissent procedures (the “Dissent Procedures”) is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article 4 of the Plan of Arrangement.  The Interim Order, which is attached as Appendix E to this Circular, expressly provides Registered Shareholders with the right to dissent on substantially the same terms and conditions as set out in Section 190 of Part XV of the CBCA, the text of which is reproduced as Appendix F to this Circular, with modifications to the provisions of Section 190 of Part XV of the CBCA as provided in the Plan of Arrangement and the Interim Order.

In general, any Registered Shareholder who exercises the Dissent Rights with respect to the Arrangement Resolution in compliance with Section 190 of Part XV of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Newco the fair value of the Coastal Shares held by that Dissenting Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Shareholders.

Non-Registered Shareholders should be aware that only Registered Shareholders may provide written notice of dissent to Coastal and, as a consequence, must contact their Intermediary in order to exercise Dissent Rights in respect of the Arrangement.

A Dissenting Shareholder will, after the Effective Time, and notwithstanding any provision of Section 190 of Part XV of the CBCA, be deemed to have transferred the Dissenting Shareholder’s Coastal Shares to Newco and will cease to have any rights as a holder of Coastal Shares except for the entitlement to be paid fair value for such Coastal Shares in accordance with the Dissent Procedures.  In no event will Coastal, Essilor, Newco or any other person be required to recognize a Dissenting Shareholder as a Shareholder after the deemed transfer of the Coastal Shares of that holder.  In addition, in accordance with the restrictions set out in Section 190 of Part XV of the CBCA, and the provisions of Article 4 of the Plan of Arrangement, no Shareholder who has voted in favour of the Arrangement Resolution will be entitled to exercise the Dissent Rights.

A Registered Shareholder wishing to exercise the Dissent Rights who, for any reason, does not properly fulfil each of the Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s Coastal Shares will be treated as if the Shareholder had participated in the Arrangement on the same basis as a non-dissenting Shareholder.

The filing of a notice of dissent deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures.  For greater certainty, a Registered Shareholder who wishes to exercise the Dissent Rights may not vote in favour of the Arrangement.

A Registered Shareholder who wishes to exercise the Dissent Rights must deliver written notice of dissent to Coastal no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened).  Coastal’s address for such purpose is at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, Attention: Chief Financial Officer.  A Dissenting Shareholder must dissent with respect to all Coastal Shares in which the holder owns a beneficial interest.  The written notice must set out the following:

•                  the Dissenting Shareholder’s name and address;

•                  the number of Coastal Shares in respect of which the notice of dissent is being sent and:

•                  if the Coastal Shares constitute all of the Coastal Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect;

•                  if the Coastal Shares constitute all of the Coastal Shares of which the Dissenting Shareholder is the registered and beneficial owner but if the Dissenting Shareholder owns additional Coastal Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Coastal Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such Coastal Shares; or

•                  if the Dissent Rights is being exercised by a Registered Shareholder who is not the beneficial owner of the Coastal Shares, a statement to that effect and the name of the beneficial owner and a statement that the Registered Shareholder is exercising the Dissent Rights with respect to all Coastal Shares of the beneficial owner registered in such Registered Shareholder’s name; and

•                  a demand for payment of the fair value of such shares.

Within 30 days of sending such written notice, the Registered Shareholder who wishes to exercise the Dissent Rights must send the certificate(s) representing the Coastal Shares in respect of which the Dissent Rights is exercised to the Transfer Agent of Coastal.  Upon receipt, the Transfer Agent will endorse on such share certificate a notice that the certificate(s) represents Coastal Shares in respect of which a Dissenting Shareholder dissents and will, as soon as practicable, return the share certificate to the Registered Shareholder.   A Dissenting Shareholder who fails to send Coastal, within the required time frame, the written statements described above and the certificate(s) representing the Coastal Shares in respect of which the Dissenting Shareholder dissents, forfeits the Dissent Rights.

Coastal will, within 10 days after the Shareholders adopt the Arrangement Resolution, send to each Dissenting Shareholder who exercises the Dissent Rights notice that the Arrangement Resolution has been adopted.  For greater certainty, such notice will not be sent to a Registered Shareholder who voted in favour of the Arrangement Resolution.

Newco will, not later than seven days after the later of (i) the date on which the Arrangement approved by the Arrangement Resolution is effective and (ii) the date on which the written notice of dissent was received, send to each Registered Shareholder who has sent such notice:

•                  a written offer to pay for the Coastal Shares in an amount the directors of Coastal consider to be the fair value, accompanied by a statement showing how the fair value was determined; or

•                  a notification that Newco is unable to lawfully pay the Dissenting Shareholders for their shares for the reasons discussed below.

If Coastal and the Dissenting Shareholder agree on the fair value of the Coastal Shares, then Newco must promptly pay that amount to the Dissenting Shareholder.  If the Dissenting Shareholder and Coastal are unable to agree on a fair value, the Dissenting Shareholder may apply to the Court to determine the fair value of the Coastal Shares, and Newco must pay to the Dissenting Shareholder the fair value determined by the Court or promptly send notice to the Dissenting Shareholder that Newco is lawfully unable to pay the Dissenting Shareholders for their Coastal Shares.

Newco will be lawfully unable to pay the Dissenting Shareholder the fair value of the Coastal Shares if Newco is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder.  In such event, Dissenting Shareholders will have 30 days to elect to either: (i) withdraw their written notice of dissent and receive the consideration applicable to Shareholders under the Arrangement; or (ii) retain their status as a claimant and be paid as soon as Newco is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the Shareholders.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Coastal Shares, and their Coastal Shares will not be deemed to be transferred to Newco.

The discussion above is only a summary of the Dissent Procedures which are technical and complex.  A Registered Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with Section 190 of Part XV of the CBCA, as modified by the Plan of Arrangement and Interim Order.  Persons who are beneficial owners of Coastal Shares registered in the name of an Intermediary who wish to exercise the Dissent Rights should be aware that only the registered owner of Coastal Shares is entitled to exercise the Dissent Rights.  It is suggested that any Shareholder wishing to avail himself or herself of the Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the CBCA, the Plan of Arrangement and the Interim Order may prejudice the availability of the Dissent Rights.  Dissenting Shareholders should note that the exercise of the Dissent Rights can be a complex, time-consuming and expensive process.

For a general summary of certain income tax implications to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations”.

INFORMATION CONCERNING COASTAL

Coastal is a leading online direct-to-consumer retailer of vision care products and services. It operates in two primary product segments — contact lenses and eyeglasses. In addition, Coastal sells related products, such as sunglasses and contact lens accessories. Sales are primarily through internet websites, although customers may also place orders over the telephone or at one of Coastal’s nine physical retail locations in Canada and Sweden. Coastal manages operations and distribution centres in North America, Europe and Australia.

Outstanding Securities and Principal Shareholders

As at the close of business on March 17, 2014, there were 32,807,334 Coastal Shares and Coastal Options to purchase an aggregate of 2,976,189 Coastal Shares outstanding.

Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, exercises control or direction over 3,495,683 Coastal Shares, representing approximately 10.7% of the outstanding Coastal Shares as of the date of this Circular and approximately 807,500 Coastal Options.  Other than Roger V. Hardy, the directors and executive officers of Coastal are not aware of any Shareholder that, directly or indirectly, beneficially owns or exercises control over 10% or more of the Coastal Shares, based on information available as at March 16, 2014.

Previous Purchases and Sales of Securities

During the twelve months preceding the date of this Circular, other than the issuance of Coastal Shares upon the exercise of Coastal Options, Coastal has purchased and sold securities of Coastal as follows:

Public Offering

On April 1, 2013, Coastal issued and sold 3,447,100 Coastal Shares under a prospectus supplement dated March 26, 2013 (to a base shelf prospectus dated November 7, 2012) at a price of U.S.$6.00 per common share for gross proceeds of approximately U.S.$20.7 million (the “2013 Offering”). The purpose of the transaction was to raise proceeds to accelerate Coastal’s customer acquisition strategy, make certain capital investments and for working capital to fund growth in its distribution channels.

Coastal Option Grants

In January 2014, Coastal granted Coastal Options to directors and certain executive officers and management. See “Compensation of Executive Officers and Directors — Compensation Discussion and Analysis”.

Previous Distributions of Coastal Shares

During the five years preceding the date of this Circular, other than the issuance of Coastal Shares upon the exercise of Coastal Options, Coastal has distributed Coastal Shares as follows:

Just Eyewear Acquisition

In connection with Coastal’s acquisition of Just Eyewear LLC in October 2011, Coastal entered into a sale and purchase agreement and an escrow agreement, pursuant to which Coastal, as partial consideration of the purchase price, issued and delivered 25,593 Coastal Shares (as adjusted to give effect to the Coastal Share consolidation in August 2012) to the escrow agent in connection with the transaction (for the benefit of the vendor) on October 18, 2011 at a deemed price of $5.95 per share (as adjusted to give effect to the Coastal

Share consolidation in August 2012) (which Coastal Shares were subsequently released from escrow to the vendor). In addition, on February 26, 2014, Coastal issued and delivered 23,547 Coastal Shares to the escrow agent in connection with the transaction (for the benefit of the vendor) at a deemed price of $6.40 per share in respect of certain contingent amounts payable by Coastal to the vendor.

Public Offering

On April 1, 2013, Coastal completed the 2013 Offering. See “—Previous Purchases and Sales of Securities” above.

Dividend Policy

Coastal has not paid any dividends on the Coastal Shares during the two years preceding the date of this Circular. Coastal does not anticipate paying any dividends on the Coastal Shares in the foreseeable future because, among other reasons, Coastal currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, Coastal’s general financial condition and other factors that Coastal’s board of directors may consider appropriate in the circumstances.

Financial Statements and Additional Information

Additional information relating to Coastal, including its most recently available financial statements, can be found electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Copies of the most recently available financial statements are also available to any Shareholder without charge upon written request to the Chief Financial Officer of Coastal at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, Attention: Chief Financial Officer.

Additional information with respect to Coastal, including corporate governance and director and executive officer compensation, can be found in this Circular under the sections entitled “Corporate Governance Disclosure”, “Compensation of Executive Officers and Directors”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Management Contracts”, “Indebtedness of Directors and Executive Officers”, “Interests of Certain Persons in Matters to be Acted Upon” and “Interests of Informed Persons in Material Transactions”.

Also see “Additional Information” elsewhere in this Circular.

INFORMATION CONCERNING ESSILOR AND NEWCO

The following information about Essilor and Newco is a general summary only and is not intended to be comprehensive.

Essilor.  As a leader in corrective lenses, Essilor designs, manufactures and markets a wide range of lenses to improve and protect eyesight. Essilor’s flagship brands are Varilux®, Crizal®, Definity®, Xperio®, Optifog™ , Foster Grant®, Bolon® and Costa®.  It also develops and markets equipment, instruments and services for eye care professionals. Essilor’s shares trade on the NYSE Euronext Paris market and are included in the Euro Stoxx 50 and CAC 40 Indices. The trademarks of Essilor appearing in this paragraph and elsewhere in this Circular are the property of Essilor.

Newco.  Newco is a corporation incorporated under the CBCA. Newco has no subsidiaries and was organized solely for the purposes of entering into the Acquisition Agreement and consummating the Arrangement. Newco is a direct wholly owned subsidiary of Essilor and has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement.

 MARKET PRICE AND TRADING VOLUME DATA FOR COASTAL SHARES

The Coastal Shares have been listed and posted for trading on the TSX under the symbol “COA” since May 9, 2006.  The following table sets forth the closing price range and trading volume of the Coastal Shares as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
2013
March	$5.64	$5.16	307,695
April	6.57	5.88	259,851
May	6.00	5.70	317,339
June	6.02	4.66	431,836
July	5.44	4.60	2,381,774
August	5.24	4.94	784,951
September	6.50	5.12	1,825,180
October	7.80	6.99	777,671
November	7.65	7.03	226,474
December	8.97	7.10	208,866
2014
January	9.00	8.15	442,992
February	12.49	8.28	4,181,068
March (1-17)	12.49	12.44	2,809,176

The Coastal Shares have been listed and posted for trading on the NASDAQ under the symbol “COA” since October 25, 2012.  The following table sets forth the closing price range and trading volume of the Coastal Shares as reported by the NASDAQ for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2013
March	$6.40	$5.03	2,042,627
April	6.44	5.79	942,206
May	5.90	5.67	1,189,155
June	5.92	4.51	2,770,212
July	5.19	4.49	2,714,235
August	5.17	4.71	476,243
September	6.31	4.90	775,460
October	7.47	6.72	1,280,435
November	7.34	6.51	686,712
December	8.48	6.07	1,335,350
2014
January	8.39	7.35	715,870
February	11.27	7.39	4,531,045
March (1-17)	11.32	11.01	3,318,690

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCarthy Tétrault LLP, counsel to Coastal, the following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds Coastal Shares as capital property, deals at arm’s length with Coastal and Newco, and is not affiliated with Coastal or Newco. Generally, Coastal Shares will be capital property to a Shareholder unless the Coastal Shares are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to a Shareholder: (i) who is, for the purposes of certain rules (referred to as the mark-to-market rules) in the Tax Act applicable to securities held by a “financial institution”; (ii) who has an interest which is a “tax shelter investment”; (iii) who has elected in accordance with the Tax Act to report its “Canadian tax results” in a “functional currency” other than Canadian currency; or (iv) who has entered or enters into, with respect to the Coastal Shares, a “derivative forward agreement’ or a “synthetic disposition arrangement” (all as defined in the Tax Act). This summary does not describe the considerations relevant to holders of Coastal Options or to Shareholders who acquired previously or who will acquire Coastal Shares on the exercise of employee stock options.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Shareholders Resident in Canada

The following portion of this summary is generally applicable to a Shareholder who is a resident of Canada for purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made an irrevocable election in accordance with subsection 39(4) of the Tax Act, the effect of which may be to deem Coastal Shares and every other “Canadian security” (as defined in the Tax Act) owned by them to be capital property in the taxation year of the election and in all subsequent taxation years. Resident Holders whose shares might not otherwise constitute capital property should consult their own tax advisors concerning this election.

Disposition of Coastal Shares

A Resident Holder (other than a Dissenting Shareholder) who disposes of Coastal Shares under the Arrangement will realize a capital gain (or sustain a capital loss) equal to the amount by which the cash received by the Resident Holder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Coastal Shares to the Resident Holder and any reasonable costs of disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) sustained in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances prescribed by the Tax Act.

The amount of any capital loss sustained by a Resident Holder that is a corporation on the disposition of a Coastal Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Coastal Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Coastal Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Coastal Shares. Resident Holders to whom these rules may apply should consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6⅔% on its “aggregate investment income”, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dissenting Shareholders

A Resident Holder who exercises Dissent Rights (a “Resident Dissenting Holder”) will transfer such holder’s Coastal Shares to Newco in exchange for payment by Newco of the fair value of such Coastal Shares. In general, a Resident Dissenting Holder will realize a capital gain (or sustain a capital loss) equal to the amount by which the cash received in respect of the fair value of the holder’s Coastal Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Coastal Shares and any reasonable costs of disposition. See “—Disposition of Coastal Shares”, above.

Interest (if any) awarded by a court to a Resident Dissenting Holder will be included in the Resident Dissenting Holder’s income for the purposes of the Tax Act. A Resident Dissenting Holder that is throughout the year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6⅔% on its “aggregate investment income”, including such interest income. Resident Dissenting Holders should consult their own tax advisors.

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Shareholder who, at all relevant times and for purposes of the Tax Act, is not a resident of Canada and does not use or hold, and is not deemed to use or hold, the Coastal Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is either an insurer carrying on business in Canada or an authorized foreign bank. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Coastal Shares

A Non-Resident Holder (other than a Dissenting Shareholder) will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Coastal Shares for cash under the Arrangement unless: (i) the Coastal Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition; and (ii) the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident,

Generally, Coastal Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition under the Arrangement provided that the Coastal Shares are listed on a designated stock exchange (which includes the TSX and the NASDAQ) at that time, unless at any time during the 60-month period that ends at that time: (a) such Non-Resident Holder, persons with whom such Non-Resident Holder did not deal at arm’s length, or such Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Coastal; and (b) more than 50% of the fair market value of the shares disposed of was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Under the Proposed Amendments to the Tax Act released on July 12, 2013, the 25% ownership test will apply to Coastal Shares owned by one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, and partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons that do not deal at arm’s length with the Non-Resident Holder.

Notwithstanding the above, a Coastal Share may be deemed to be “taxable Canadian property” to a particular Non-Resident Holder where the Non-Resident Holder acquired or held the share in certain circumstances, including acquiring the share in consideration of the disposition of other taxable Canadian property. Non-Resident Holders for whom a Coastal Share may be taxable Canadian property should consult their own tax advisors.

Dissenting Shareholders

A Non-Resident Holder who exercises Dissent Rights (a “Non-Resident Dissenting Holder”) will transfer such holder’s Coastal Shares to Newco in exchange for payment by Newco of the fair value of such Coastal Shares. In general, the tax treatment of a Non-Resident Dissenting Holder will be similar to that of a Non-Resident Holder who participates in the Arrangement. See “Shareholders Not Resident in Canada - Disposition of Coastal Shares”, above.

Interest (if any) awarded by a court to a Non-Resident Dissenting Holder generally should not be subject to withholding tax under the Tax Act.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations arising from the Arrangement that are applicable to a U.S. Holder (as defined below) of Coastal Shares that holds such Coastal Shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’). This summary is for general informational purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to a U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the ‘‘IRS’’) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Coastal has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS DOCUMENT; AND (C) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary is based on the Code, Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, and the Canada-U.S. Treaty, that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary. The U.S. Congress may consider proposed legislation that could, if enacted, affect the tax consequences of U.S. Holders (defined below). There can be no assurance that any such legislative proposal would be enacted and, if so, the form it would take or the effect it would have on this discussion.

For purposes of this summary, a ‘‘U.S. Holder’’ is an owner of Coastal Shares participating in the Arrangement that is (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a United Sates person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a ‘‘Non-U.S. Holder’’ is an owner of Coastal Shares participating in the Arrangement that is not a U.S. Holder and is not a partnership (or other ‘‘pass through’’ entity). This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the potential U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts; (b) that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker dealers, dealers or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) that have a ‘‘functional currency’’ other than the U.S. dollar; (d) that own Coastal Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) that acquired Coastal Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) who are U.S. expatriates or former long term residents of the United States; (g) that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of Coastal Shares; (h) that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (i) that use or hold or that are deemed to use or hold Coastal Shares in connection with carrying on a business in Canada; (j) whose Coastal Shares constitute “taxable Canadian property” under the Tax Act; or (k) that have a permanent establishment in Canada for the purposes of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

This summary does not address the U.S. federal income tax consequences to U.S. Holders of certain transactions effected prior to or subsequent to, or concurrently with, the Arrangement, including, without limitation, any exercise of any warrant, option or other right to acquire Coastal Shares and any other tax consequences of the Arrangement to holders of any warrant, option or other right to acquire Coastal Shares (including holders of interests in the Rights Plan).

If an entity that is classified as a partnership (or other ‘‘pass through’’ entity) for U.S. federal income tax purposes holds Coastal Shares, the U.S. federal income tax consequences to such partnership (or other ‘‘pass through’’ entity) and the partners of such partnership (or owners of such other ‘‘pass through’’ entity) participating in the Arrangement generally will depend on the activities of the partnership (or other ‘‘pass through’’ entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of other ‘‘pass through’’ entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

This summary does not address the U.S. state and local tax, U.S. federal alternative minimum tax or estate and gift tax, or any foreign tax consequences of the Arrangement to U.S. Holders. U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal, state and local and the non-U.S. tax consequences of the Arrangement.

Tax Consequences to U.S. Holders Relating to the Arrangement

Sale of Coastal Shares

U.S. Holders whose Coastal Shares are exchanged for cash pursuant to the Arrangement will recognize gain or loss on the exchange for U.S. federal income tax purposes. The amount of gain or loss recognized will be equal to the difference between the ‘‘amount realized’’ and the U.S. Holder’s aggregate adjusted tax basis in the Coastal Shares exchanged, in each case as determined in U.S. dollars. The ‘‘amount realized’’ will equal the U.S. dollar value of any Canadian dollars received. See ‘‘ —Other Tax Considerations — Receipt of Canadian Currency’’ below. Any gain or loss realized will be capital gain or loss and will be long term capital gain or loss if the Coastal Shares disposed of are held for more than one year. Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. No preferential tax rates apply to capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Coastal Shares will recognize gain or loss on the exchange for U.S. federal income tax purposes. The amount of gain or loss recognized will be equal to the difference between the ‘‘amount realized’’ and the U.S. Holder’s aggregate adjusted tax basis in the Coastal Shares exchanged, in each case as determined in U.S. dollars. The ‘‘amount realized’’ will equal the U.S. dollar value of any Canadian dollars received. See ‘‘ —Other Tax Considerations — Receipt of Canadian Currency’’ below. Such gain or loss realized will be capital gain or loss and will be long term capital gain or loss if the Coastal Shares disposed of are held for more than one year. Preferential tax rates apply to long term capital gains of a U.S. Holder that is an individual, estate, or trust. No preferential tax rates apply to capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Other Tax Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar for dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year by year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s ‘‘foreign source’’ taxable income bears to such U.S. Holder’s worldwide taxable income. Generally, gains recognized on the sale of stock or other securities of a foreign corporation by a U.S. Holder should be treated as U.S. source. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Canadian Currency

The amount of any Canadian dollars received as a result of the Arrangement or on the exercise of Dissent Rights in the Arrangement generally will be treated, for U.S. federal income tax purposes, as equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their disposition of Coastal Shares.

Information Reporting; Backup Withholding Tax

Payments of cash made to U.S. Holders participating in the Arrangement generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish the U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds the liability, if the U.S. Holder timely furnishes the required information to the IRS in a proper manner. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by McCarthy Tétrault LLP on behalf of Coastal and by Fasken Martineau DuMoulin LLP on behalf of Essilor and Newco. As at the date of this Circular, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of Coastal and its associates and affiliates.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular pertaining to the Arrangement or voting, you should contact Georgeson toll-free (North America) at 1-888-605-8408 or by email at askus@georgeson.com. If you have questions about deciding how to vote, you should contact your professional advisors.

ANNUAL BUSINESS OF THE MEETING

Consolidated Financial Statements

The consolidated financial statements of Coastal for the financial year ended October 31, 2013, together with the report of the auditor thereon, were filed and can be accessed by Shareholders on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the financial statements are available upon written request to the Chief Financial Officer of Coastal at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, Attention: Chief Financial Officer.

Election of Directors

Each of Coastal’s directors are to be elected annually for a one year term or until the director’s successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles of Coastal or under the provisions of the CBCA. Accordingly, at the Meeting, Shareholders will be called upon to elect Roger V. Hardy, Murray McBride, Michaela Tokarski, Jeffrey Mason, John Currie, Jeff Booth and Neel Grover (the “Nominees”) as directors to serve for a term of one year until the next annual general meeting of shareholders of Coastal.

Directors of Coastal are elected by a plurality of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The seven nominees receiving the highest number of affirmative votes will be elected. Coastal has not adopted a “majority voting policy” which would require a nominee director who receives a greater number of “withheld” votes than “for” votes to tender his or her resignation from the Board. The Board believes that additional consideration is required before determining whether to further change the manner in which Coastal’s directors are elected. As part of its ongoing commitment to corporate governance, the Board will continue to consider whether or not to adopt a majority voting policy in the future.

While management does not contemplate that the Nominees will be unable to serve as directors, if prior to the Meeting any vacancy occurs in the slate of such Nominees for any reason, the management representatives designated in the form of proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person as a director. Proxies received by the directors on which no designation is made will be voted FOR the Nominees for election as directors or any substitute nominee(s) thereof as may be determined by management, if necessary.

The Board recommends that the Shareholders vote FOR each of the Nominees to act as directors. The persons named in the enclosed form of proxy intend to vote FOR each Nominee unless a Shareholder has directed in the proxy that such Coastal Shares be withheld against a particular Nominee.

The following table sets out the name of each of the Nominees; all positions and offices with Coastal presently held by each Nominee; that person’s principal occupation, business or employment; the period during which that person has served as a director; and the number of Coastal Shares that Coastal is advised are beneficially owned by that person, directly or indirectly, or over which control or direction is exercised, as of March 17, 2014.

Name, place of residence and positions with Coastal	Present principal occupation, business or employment	Period served as a director	Coastal Shares beneficially owned or controlled/ directed
ROGER V. HARDY British Columbia, Canada Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Coastal	Since July 1, 2002	3,495,683
MURRAY McBRIDE Ontario, Canada Director	Business Consultant, Murray McBride Consulting Services Ltd.	From December 14, 2000 to March 5, 2001 and since December 29, 2003	278,000
MICHAELA TOKARSKI Ontario, Canada Director	Strategic and Marketing Consultant, Creekside Communications Inc. (e-business communications consulting company)	Since February 12, 2001	845,500
JEFFREY MASON (1)(2) British Columbia, Canada Director	Chief Financial Officer of Wellgreen Platinum Ltd. (mining company)	Since October 16, 2006	180,550
JOHN CURRIE (1)(2) British Columbia, Canada Director	Executive Vice President and Chief Financial Officer of lululemon athletica inc. (athletic apparel manufacturer/retailer)	Since April 20, 2012	3,500
JEFF BOOTH (1)(2) British Columbia, Canada Director	Chief Executive Officer and Co- founder of BuildDirect.com (online retailer of building materials)	Since April 20, 2012	Nil
NEEL GROVER California, United States Director	Chairman and Chief Executive Officer at Bluefly.com (online apparel retailer) and Operating Partner at Clearlake Capital Group (investment firm).	October 10, 2012	Nil

(1)         Member of the Audit Committee. Mr. Mason is the Chairman of the Audit Committee.

(2)         Member of the Compensation and Corporate Governance Committee. Mr. Currie is the Chairman of the Compensation and Corporate Governance Committee.

Director Biographies

The principal occupations, businesses or employments of each of the Nominees within the past five years are as disclosed in the summary biographies set forth below.

Roger V. Hardy — Chairman, Chief Executive Officer and Director. Since December 2003, Mr. Hardy has been Coastal’s Chairman. From July 2002 until present, Mr. Hardy has been Coastal’s Chief Executive Officer and a director of Coastal. Mr. Hardy was the President of Coastal from July 2002 until December 2003 and from September 2006 until August 2012. Mr. Hardy also serves on the board of BuildDirect.com, a leading building products retailer, and on the board of Shoeme.com, a leading online seller of shoes in Canada.

Murray McBride — Director. From December 2000 until March 2001 and since December 2003, Mr. McBride has been a director of Coastal. From February 1982 until present, Mr. McBride has been a business consultant with Murray McBride Consulting Services Ltd. Mr. McBride acquired significant financial experience and exposure to accounting and financial issues while serving in a number of positions, including: Chairman of the Intellivest Group of Companies, President of the Alexander Proudfoot Company of Canada, Member of Parliament of Canada, Chairman of the Canadian Egg Marketing Agency, Vice Chairman and General Manager of the Farm Credit Corporation of Canada, Chief of Staff of the Canadian Ministry of Consumer and Corporate Affairs and Chief of Staff of the Postmaster General of Canada.

Michaela Tokarski — Director. Since February 2001, Ms. Tokarski has been a director of Coastal. Since September 2007, Ms. Tokarski has been a strategic and marketing consultant with Creekside Communications Inc. (an e-business communications consulting company). From July 2006 until August 2007, she was the Vice President, Marketing at MODASolutions Corporation. From October 2000 until July 2006, Ms. Tokarski was the Director, Sales and Marketing and Vice President, Product Management of Coastal.

Jeffrey Mason — Director. Mr. Mason, who is a Chartered Accountant (CA) and holds an Institute of Corporate Directors designation (ICD.D), has been a director of Coastal since October 2006. In addition, Mr. Mason is currently the Chief Financial Officer and a director of Wellgreen Platinum Ltd., a public company with advanced PGM, nickel and copper mineral projects in the Yukon and Ontario, as well as a director of the public companies Amarc Resources Ltd., Slater Mining Corporation and Red Eagle Mining Corporation and sits on the business advisory board of Fortius Sport and Health. Mr. Mason served as Chief Financial Officer of the public company Prophecy Coal Corp. from November 2012 to August 2013. Previously, over a 15 year period, Mr. Mason was Chief Financial Officer, Director and Principal of Hunter Dickinson Inc. and has spent the last 20 years as a corporate officer, including Chief Financial Officer, and director to 15 publicly traded companies (TSX, NYSE MKT and NASDAQ).

John Currie — Director. Since April 2012, Mr. Currie has been a director of Coastal. Mr. Currie has been the Executive Vice President and Chief Financial Officer of lululemon athletica inc. (athletic apparel manufacturer/retailer listed on NASDAQ and the TSX) since January 2007. Prior thereto, Mr. Currie was Chief Financial Officer of Intrawest Corporation (now Intrawest ULC, a destination resort company listed on the New York Stock Exchange and the TSX). In November 2012, Mr. Currie also became a director for the Vancouver Airport Authority.

Jeff Booth — Director. Since April 2012, Mr. Booth has been a director of Coastal. Mr. Booth is the Founder and Chief Executive Officer of BuildDirect.com (online retailer of building materials) since 1999. Mr. Booth’s professional background includes seven years of senior management in the real estate and construction industries.

Neel Grover — Director. Mr. Grover, who has been a director of Coastal since October 2012, currently serves as Chairman and Chief Executive Officer at Bluefly.com, an online retailer of designer brands. Mr. Grover is also an Operating Partner at Clearlake Capital Group. Prior to that, Mr. Grover served as the Chief Executive Officer and President of Rakuten Buy.com (formerly Buy.com) from May 2006 until September 2012, after having served as President and Chief Operating Officer from September 2003. Prior to that Mr. Grover was President of ThinkTank Holdings and a corporate attorney at Brobeck and Jones Day. Mr. Grover is also Chairman of the board of directors of the SWI Group and a member of the board of directors of PrimeSport Inc.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Nominee is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Coastal) that:

(d)                                 was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(e)                                  was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No Nominee is, as at the date of this Circular, or has been, within the 10 years preceding the date of this Circular, a director or executive officer of any company (including Coastal) that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No Nominee has, within the 10 years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No Nominee has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditor

At the Meeting, Shareholders will have an opportunity to vote to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor or Coastal until the next annual general meeting of Shareholders. KPMG LLP was first appointed as the auditor of the Corporation on January 16, 2008.

The affirmative vote of at least a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting will be required for the appointment of KPMG LLP.

The Board recommends that the Shareholders vote FOR approving the appointment of KPMG LLP, Chartered Accountants, as auditor of Coastal for the ensuing year. The persons named in the enclosed form of proxy intend to vote FOR approval of the appointment of KPMG LLP, Chartered Accountants, as the auditor of Coastal unless a Shareholder has directed in the proxy that such Coastal Shares be voted against it.

Advisory Vote Regarding Executive Compensation

Compensation strategies are critical to driving Coastal’s operational and financial success and to building shareholder value. Coastal’s compensation program seeks to attract, retain, motivate and reward management through competitive pay practices and focus interests on developing and implementing strategies that create and deliver value for shareholders. Coastal believes that its compensation programs are consistent with those objectives and are in the best interests of shareholders.

The Board has adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the Circular. This shareholder vote forms an important part of the ongoing process of engagement between the Shareholders and the Board regarding executive compensation.

At the Meeting, Shareholders will have an opportunity to vote on Coastal’s approach to executive compensation through consideration of the following resolution:

“BE IT RESOLVED THAT, on an advisory basis (and not to diminish the role and responsibilities of the Board of Directors of Coastal), the shareholders accept Coastal’s approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2014 annual general and special meeting of shareholders of Coastal.”

Approval of this resolution will require that it be passed by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Because the vote is advisory, it will not be binding upon the Board. However, the Compensation and Corporate Governance Committee will take into account the results of the vote when considering future executive compensation arrangements.

The Board recommends that the Shareholders vote FOR the advisory resolution on the approach to executive compensation disclosed in this Circular. The persons named in the enclosed form of proxy intend to vote the Coastal Shares represented by such proxy FOR approval of the advisory resolution on Coastal’s approach to executive compensation unless a Shareholder has directed in the proxy that such Coastal Shares be voted against it.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators’ National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of Coastal is set out in Appendix J to this Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Officer Compensation

Set out below are details of the compensation paid to the following persons (the “Named Executive Officers”, or “NEOs”):

(a)                                 Roger V. Hardy, Chief Executive Officer of Coastal (the “CEO”);

(b)                                 Nicholas S. Bozikis, Chief Financial Officer of Coastal (the “CFO”); and

(c)                                  Gary Collins, President of Coastal, Steve Bochen, Chief Operating Officer of Coastal, and Peter Lee, Managing Director — Lensway, who were the three most highly compensated executive officers of Coastal, other than the CEO and the CFO, at the end of Coastal’s financial year ended October 31, 2013 and each of whose total compensation was, individually, more than $150,000 in such financial year.

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the “Compensation Committee”) has the responsibility to, among other things, review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives and set the CEO’s compensation level based on this evaluation. The Compensation Committee also reviews and approves, for recommendation to the Board, the applicable components of compensation for the CEO and reviews the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements and change of control benefits.

John Currie is the Chairman of the Compensation Committee. The other members of the Compensation Committee are Jeffrey Mason and Jeff Booth.

Coastal’s compensation policy with respect to executive officers is designed to provide both short-term and long-term rewards that are consistent with individual and corporate performance and its goal is to provide sufficient compensation opportunities for executive officers in order to attract, retain and motivate the best possible management team. Compensation for executive officers consists of:

(i)                                     a base salary;

(ii)                                  annual and special bonus incentives; and

(iii)                               options granted on a discretionary basis under the Coastal Option Plan.

The Compensation Committee reviews base salary with reference to relevant industry norms, experience, performance and level of responsibility. The Compensation Committee reviews salary levels annually and may make adjustments, if warranted, as a result of salary trends in the marketplace, competitive positioning and a modification in the level of responsibilities of the executive. Cash bonus incentives assessed annually, or at a more frequent period as determined, are based upon Coastal’s ability to meet certain financial and operational metrics and each executive’s individual performance. The Compensation Committee reviews and assesses executive performance and accomplishments at a minimum on an annual basis.

The Compensation Committee also considers stock options to be an important component of executive compensation. The objective of making grants under the Coastal Option Plan is to encourage executive officers to acquire an ownership interest in Coastal over a period of time, thus better aligning the interests of executive officers with the interests of shareholders. When reviewing and recommending option grants to directors of Coastal, the Compensation Committee considers the executive’s overall contribution to the success of Coastal, past option grants and industry peer groups.

Each of the elements of the executive compensation packages are considered during the Compensation Committee’s benchmarking process which reviews the executive compensation packages of similar companies to ensure that Coastal provides compensation that is effective in rewarding executives for meeting goals and objectives and ensures that Coastal can attract and retain the right individuals. The Board considers the Compensation Committee’s benchmarking process in its analysis and decision-making process.

The Compensation Committee’s most recent benchmarking process took into account pertinent elements of Coastal’s compensation package and included the following 18 comparative companies selected as Coastal’s peer group:

Corporation	Market	Symbol
1-800-Flowers.com Inc.	NASDAQ	FLWS
Absolute Software Corp.	TSX	ABT
Blue Nile Inc.	NASDAQ	NILE
Bluefly, Inc.	NASDAQ	BFLY
Enghouse Systems Ltd.	TSX	ESL
Indigo Books & Music Inc.	TSX	IDG
Mediagrif Interactive Technologies Inc.	TSX	MDF
Orbitz Worldwide, Inc.	NYSE	OWW
Overstock.com Inc.	NASDAQ	OSTK
PC Mall, Inc.	NASDAQ	MALL
Peer 1 Network Enterprises, Inc.	TSX	PIX
PetMed Express, Inc.	NASDAQ	PETS
Points International Ltd.	TSX	PTS
Spark Networks Inc.	NYSE MKT	LOV
Stamps.com Inc.	NYSE	STMP
U.S. Auto Parts Network Inc.	NASDAQ	PRTS
United Online Inc.	NASDAQ	UNTD
Vitacost.com, Inc.	NASDAQ	VITC

The benchmarking process took into account all available elements of compensation for the peer group companies, on a normalized basis, whether or not Coastal included these elements as part of their executive compensation packages. For example, the value of certain long-term incentive plans that are awarded to peer group executives, but absent from Coastal’s executive compensation package, would be considered in setting the remaining elements of the compensation package. The Compensation Committee considers the Black-Scholes model of valuation, among other information, in its recommendations to the Board.

The Compensation Committee focused primarily on reviewing the CEO’s performance and determining his compensation. It then provided input to the CEO and other relevant management as part of its review of the compensation for the other executive officers. The Compensation Committee also monitored the performance of the other executive officers as part of understanding the management composition, evaluating potential promotion from within, and succession planning.

In establishing the base salary of $510,000 and $525,300 for Coastal’s CEO for fiscal 2013 and 2014, respectively, the Compensation Committee assessed the performance of Coastal and the CEO in fiscal 2012 and 2013, respectively, and evaluated the CEO’s contribution to the overall success of Coastal along with a review of benchmark information.

With respect to Coastal Options for Coastal’s CEO, the Compensation Committee considered the CEO’s performance, historic stock option amounts, the survey of peer group companies, as well as the limited availability of Coastal Shares for new Coastal Option grants under the Coastal Option Plan, which became the determining factor. After consideration of the Compensation Committee’s recommendation, the Board approved, on January 17, 2014, and Coastal granted, 175,000 Coastal Options to the CEO, with an effective grant date of January 29, 2014, at an exercise price of $8.22 per share and vesting over three years, pro-rated equally as to one-sixth every six months. In addition, the Board approved, and Coastal granted, 100,000 Coastal Options to the CFO, 100,000 Coastal Options to Gary Collins, 75,000 Coastal Options to Steve Bochen, 100,000 Coastal Options to Peter Lee and an aggregate of 185,000 Coastal Options to other officers and management of Coastal, each with an effective grant date of January 29, 2014, at an exercise price of $8.22 per share and vesting over three years, pro-rated equally as to one-sixth every six months. For additional information on Coastal Options, see “— Option-Based Awards” below.

In October 2012, the Compensation Committee engaged Lane Caputo Compensation Inc. (the “Compensation Consultant”) to act as its compensation consultant to review the compensation of Coastal’s executive officers and independent directors. During the financial year ended October 31, 2013, the Compensation Committee determined that the report and study produced by the Compensation Consultant in 2012 continued to be pertinent and relied on it as part of its compensation review. As such a compensation consultant or advisor was not retained during the financial year ended October 31, 2013.

Performance Graph

The following graph compares the yearly percentage change in Coastal’s cumulative total shareholder return on the Coastal Shares with the cumulative total return on the S&P/TSX Composite Index for the period from October 31, 2008 to October 31, 2013. The graph illustrates the cumulative return on a $100 investment in the Coastal Shares made on October 31, 2008 as compared with the cumulative return on a $100 investment in the S&P/TSX Composite Index (assuming the reinvestment of dividends). The performance of the Coastal Shares as set out in the graph below does not necessarily indicate future performance. Executive compensation has generally followed the trend in shareholder returns.

	Oct. 31/08	Oct. 30/09	Oct. 29/10	Oct. 31/11	Oct. 31/12	Oct. 31/13
Coastal Contacts Inc.	100.00	146.43	186.90	370.24	416.67	456.55
S&P/TSX Composite Index	100.00	111.76	129.84	125.50	127.25	136.86

Risk Management

The Compensation Committee is responsible for ensuring that the application of the compensation policy is appropriately aligned to support its stated objectives and encourage appropriate management behaviours, while avoiding excessive risk-taking by executive officers. Given the current stage of development and the limited elements of executive compensation, at this time the Board has not formally assessed the implications of the risks associated with Coastal’s compensation policies and practices.

Option-Based Awards

The Coastal Option Plan is administered by the Board and the Compensation Committee. The Coastal Option Plan is designed to advance the interests of Coastal by encouraging directors, employees and consultants of Coastal and its subsidiaries or affiliates, if any, by providing them with the opportunity, through Coastal Options, to acquire Coastal Shares, thereby increasing their proprietary interest in Coastal, encouraging them to remain associated with Coastal and furnishing them with additional incentive in their efforts on behalf of Coastal in the conduct of its affairs. The Compensation Committee considers Coastal Option grants when reviewing executive officer compensation packages as a whole. See “Compensation Discussion and Analysis”.

The original version of the Coastal Option Plan was approved by the shareholders of Coastal effective February 27, 2007 and the Coastal Option Plan (including amendments to the original version) was last confirmed and amended by the shareholders of Coastal on February 28, 2013.

At the annual general and special meeting of shareholders held on February 28, 2013, shareholders approved an ordinary resolution amending the terms of the Coastal Option Plan to: (i) increase the maximum number of Coastal Shares which may be issued upon exercise of options granted under the Coastal Option Plan from 10% to 12.5% of the issued and outstanding Coastal Shares from time to time; and (ii) add a provision to allow for the expiry date for an option that expires during a self-imposed blackout period, or within 48 hours following the end of any self-imposed blackout period, to be extended to the date that is 10 calendar days following the end of such blackout period. Other amendments of a “housekeeping” nature were also made to the Coastal Option Plan.

The Coastal Option Plan currently includes the following provisions:

•                                          Directors, consultants and employees of Coastal or any of its subsidiaries and employees of a person or company which provides management services to Coastal or any of its subsidiaries shall be eligible for selection to participate in the Coastal Option Plan. Coastal Options are granted at the discretion of the Board or a special committee of the Board appointed from time to time by the Board (presently the Compensation Committee).

•                                          The aggregate number of Coastal Shares issuable upon the exercise of all Coastal Options granted under the Coastal Option Plan and any other “security-based compensation arrangements” (as defined in the Company Manual of the TSX (the “TSX Company Manual”)) of Coastal shall not exceed 12.5% of the issued and outstanding Coastal Shares from time to time.

•                                          No single optionee may be granted Coastal Options to purchase a number of Coastal Shares equaling more than 5% of the issued Coastal Shares in any 12-month period unless Coastal has obtained disinterested shareholder approval in respect of such grant and meets applicable TSX requirements.

•                                          Coastal Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Coastal Shares in any 12-month period to any one consultant of Coastal (or any of its subsidiaries).

•                                          Coastal Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Coastal Shares in any 12-month period to employees of Coastal (or any of its subsidiaries) conducting investor relations activities. Coastal Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than 1/4 of the options vesting in any three-month period.

•                                          The number of Coastal Shares issuable to insiders of Coastal, at any time, under all security-based compensation arrangements of Coastal, cannot exceed 10% of the issued and outstanding Coastal Shares.

•                                          The number of Coastal Shares issued to insiders of Coastal, within any one-year period, under all security-based compensation arrangements of Coastal, cannot exceed 10% of the issued and outstanding Coastal Shares.

•                                          The exercise price of Coastal Options shall not be lower than the market price (as such term is defined in Section 601 of the TSX Company Manual) of the Coastal Shares at the time the Coastal Option is granted or any other exercise price permitted by the TSX. The exercise price of a Coastal Option held by an insider of Coastal may be reduced only if disinterested shareholder approval is obtained.

•                                          Each Coastal Option shall have a term set out in the option agreement, provided that in no circumstances shall the term of a Coastal Option exceed the maximum term permitted by the TSX (the TSX does not currently specify any maximum term for stock options—Coastal has generally been granting Coastal Options under the Coastal Option Plan with a five-year term).

•                                          Coastal Options granted may have a vesting period as required by the Board on a case-by-case basis. Coastal Options granted to officers and employees generally vest as to one-sixth of the options each six-month period during the initial three-year period of the option term. Coastal Options granted to outside directors generally vest as to 1,000 Coastal Options immediately upon grant with remaining Coastal Options vesting as to one-sixth of the Coastal Options each six-month period during the initial three-year period of the option term. In the event of a reorganization, merger or consolidation of Coastal with one or more corporations where Coastal is not the surviving corporation or upon the sale of substantially all of the property or more than 80% of the then outstanding Coastal Shares to another corporation (each a “change of control” event for the purposes of the Coastal Option Plan), all  Coastal Options granted which have not yet vested shall immediately vest, subject to any applicable TSX policies.

•                                          If an optionee ceases any position with Coastal as a result of having been dismissed from any such position for cause, all unexercised Coastal Option rights of that optionee under the Coastal Option Plan shall immediately terminate. If an optionee ceases any position with Coastal other than for cause or due to the optionee’s death, the Coastal Option shall continue to be exercisable, to the extent it was entitled to be exercised at the date of cessation, until the earlier of 90 days thereafter (30 days in the case of an optionee engaged to provide investor relations activities) and the normal expiry date of the option.

•                                          In the event of the death of an optionee, unexercised Coastal Options held by such optionee may be exercised by the optionee’s legal representatives until the earlier of one year from the date of death and the normal expiry date of the Coastal Option to the extent that the Coastal Options were exercisable on the date of death.

•                                          All benefits, rights and Coastal Options accruing to any optionee in accordance with the terms and conditions of the Coastal Option Plan shall not be transferable or assignable unless specifically provided in the Coastal Option Plan or to the extent, if any, permitted by the TSX. During the lifetime of an optionee, any benefits, rights and  Coastal Options may only be exercised by the optionee.

•                                          Subject to applicable approval of the TSX, the Board may, at any time, suspend or terminate the Coastal Option Plan. Subject to applicable approval of the TSX, the Board may also at any time amend or revise the terms of the Coastal Option Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Coastal Option Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision. Despite the previous two sentences, no shareholder approval, or disinterested shareholder approval, as the case may be, is required for amendments or revisions of the following types:

•                                          amendments of a “housekeeping” nature;

•                                          a change to the vesting provisions of the Coastal Option Plan;

•                                          a change to the termination provisions of the Coastal Option Plan which does not entail an extension beyond the original expiry date; and

•                                          the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Coastal Option Plan reserve (where applicable);

notwithstanding that such amendment or revision shall alter the terms of any Coastal Options theretofore granted under the Plan.

The Coastal Option Plan does not provide any ability for Coastal to transform a Coastal Option into a stock appreciation right involving an issuance of securities from treasury. Coastal does not provide any financial assistance to optionees in order to facilitate the purchase of Coastal Shares issuable pursuant to the exercise of Coastal Options granted under the Coastal Option Plan.

The Coastal Option Plan is subject to the rules and policies of the TSX, including the requirement for shareholder approval every three years following institution. Shareholders approved the Coastal Option Plan at the Annual General and Special Meeting on February 28, 2013.

As of March 17, 2014, Coastal Options to purchase a total of 2,976,189 Coastal Shares were outstanding, representing approximately 9.1% of the issued and outstanding Coastal Shares. As a result, there are 1,124,728 unallocated Coastal Options available under the Coastal Option Plan, representing approximately 3.4% of the issued and outstanding Coastal Shares.

Summary Compensation Table

The following table provides a summary of compensation earned by the Named Executive Officers during Coastal’s last three financial years ended October 31, 2013.

			Share-	Option-	Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	based awards ($)	based awards (1) ($)	Annual incentive plans (2)	Long-term incentive plans	Pension value ($)	All other compensation (3) ($)	Total compensation ($)
ROGER V. HARDY (4)	2013	510,000	Nil	248,459	382,500	Nil	Nil	7,500	1,148,459
CEO	2012	495,000	Nil	105,137	Nil	Nil	Nil	7,500	607,637
	2011	495,000	Nil	267,558	150,000	Nil	Nil	7,500	920,058
GARY COLLINS	2013	335,000	Nil	201,445	77,000	Nil	Nil	Nil	613,445
President	2012	77,308	Nil	Nil	35,000	Nil	Nil	Nil	112,308
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NICHOLAS S. BOZIKIS CFO	2013	212,000	Nil	139,186	50,000	Nil	Nil	7,488	408,674
	2012	169,539	Nil	18,774	60,000	Nil	Nil	7,488	255,801
	2011	140,000	Nil	99,667	37,500	Nil	Nil	7,500	284,667
PETER LEE (5) Managing Director - Lensway	2013	240,000	Nil	155,669	97,000	Nil	Nil	Nil	492,669
	2012	200,000	Nil	Nil	34,375	Nil	Nil	Nil	234,375
	2011	81,731	Nil	122,890	20,800	Nil	Nil	Nil	225,421
STEVE BOCHEN Chief Operating Officer	2013	212,000	Nil	139,186	50,000	Nil	Nil	7,488	408,674
	2012	150,000	Nil	18,774	45,102	Nil	Nil	7,488	221,364
	2011	150,000	Nil	38,223	65,000	Nil	Nil	7,488	172,488

(1)         The grant date fair value of each option granted during the financial years ended October 31, 2011, 2012 and 2013 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 49.4% (in 2011), 45.14% (in 2012) and 43.7% (in 2013); risk free interest rate of 2.12% (in 2011), 1.28% (in 2012) and 1.40% (in 2013); expected option life of five years; and expected dividend rate of nil. The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

(2)         Comprised of performance bonuses earned in respect of the indicated financial year, but paid subsequent to each related financial year end.

(3)        The amount indicated represents Coastal’s matching contribution towards the price of Coastal Shares purchased by the NEO under Coastal’s Employee Share Ownership Plan in which all regular employees of Coastal are eligible to participate. Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either $50,000 or 10% of the NEO’s total salary for the financial year.

(4)         No compensation amounts received by Mr. Hardy related to his role as a director of Coastal.

(5)         Mr. Lee was hired in June 2011 as VP of Information Technology and appointed as Managing Director - Lensway effective April 1, 2013.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides information regarding the incentive plan awards (option-based awards) outstanding for each Named Executive Officer that were outstanding as of October 31, 2013, including awards granted before the most recently completed financial year. There are no incentive plan awards in the form of share-based awards outstanding for the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
ROGER V. HARDY	75,000	5.85	March 19, 2018	136,500	Nil	N/A
	50,000	5.28	January 18, 2018	119,500	Nil	N/A
	70,000	5.24	December 22, 2016	170,100	Nil	N/A
	175,000	3.24	December 23, 2015	775,250	Nil	N/A
	337,500	2.84	July 14, 2015	262,500	Nil	N/A
GARY COLLINS	100,000	5.81	January 27, 2018	186,000	Nil	N/A
NICHOLAS S. BOZIKIS	75,000	5.28	January 18, 2018	179,250	Nil	N/A
	12,500	5.24	December 22, 2016	30,375	Nil	N/A
	25,000	5.60	June 21, 2016	51,750	Nil	N/A
	25,000	3.24	December 23, 2015	110,750	Nil	N/A
PETER LEE	75,000	5.85	March 19, 2018	136,500	Nil	N/A
	50,000	5.60	June 21, 2016	103,500	Nil	N/A
STEVE BOCHEN	75,000	5.28	January 18, 2018	179,250	Nil	N/A
	12,500	5.24	December 22, 2016	30,375	Nil	N/A
	25,000	3.24	December 23, 2015	110,750	Nil	N/A
	25,000	1.60	January 8, 2014	151,750	Nil	N/A

(1)         Options were granted with a five-year term and vest as to one-sixth of the options each six-month period during the initial three-year period of the option term.

(2)         The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the Coastal Shares on the Toronto Stock Exchange on October 31, 2013, which was $7.67, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Coastal Shares on the date of exercise.

Value vested or earned during the year

The following table provides information regarding the value vested or earned in respect of incentive plan awards during the financial year ended October 31, 2013 for each Named Executive Officer. Coastal did not grant any share-based awards during the financial year ended October 31, 2013 nor did any value vest in connection with share-based awards.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
ROGER V. HARDY	413,968	Nil	382,500
GARY COLLINS	(9,667)	Nil	77,000
NICHOLAS S. BOZIKIS	19,501	Nil	50,000
PETER LEE	4,042	Nil	97,000
STEVE BOCHEN	19,043	Nil	50,000

Pension Plan Benefits

Coastal and its subsidiaries do not have any pension plan arrangements in place.

Termination and Change of Control Benefits

Other than as set out below, there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the Named Executive Officer following a change of control of the Company.

Roger V. Hardy, Chairman and Chief Executive Officer

Mr. Hardy entered into an amended and restated employment agreement dated January 17, 2014 with Coastal (the “Hardy Agreement”). The Hardy Agreement has a three year term effective January 17, 2014.  In the event that Coastal does not provide Mr. Hardy written notice that it does not wish to renew the Hardy Agreement at least 12 months prior to the expiration of the original term, the term will renew automatically for an additional 12 months and will continue to renew for 12 month terms thereafter unless Coastal provides written notice that it does not want to renew the Hardy Agreement at least 360 days prior to the expiry of the applicable term.  If Mr. Hardy’s employment is terminated for any reason prior to the termination of the Hardy Agreement other than for cause or if he resigns with “good reason” (as defined in the Hardy Agreement), he would be entitled to receive his then base salary and perquisite benefits for 24 months following the termination of his employment and an amount equal to two times his pro-rated bonus. If such termination had occurred on October 31, 2013, Mr. Hardy would have been entitled to receive approximately $1,785,000. If, in connection with or within 18 months of a change of control of Coastal, Mr. Hardy voluntarily terminates his employment for good reason or is involuntarily discharged, he would be entitled to receive instead a severance payment of 2.5 times the sum of his then annual base salary and then current annual bonus. If such change of control of Coastal had occurred on October 31, 2013, Mr. Hardy would have been entitled to receive approximately $2,269,500. In connection with the termination of Mr. Hardy’s employment under any of the above-described circumstances and in all cases of a change of control of Coastal in any event, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full. If all of Mr. Hardy’s unvested options as at October 31, 2013 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $427,583.

Nicholas S. Bozikis, Chief Financial Officer

Mr. Bozikis entered into an amended and restated employment agreement dated January 17, 2014 with Coastal (the “Bozikis Agreement”). The Bozikis Agreement is renewable annually for an indefinite term. If Mr. Bozikis’s employment is terminated for any reason prior to the termination of the Bozikis Agreement other than for cause or if he resigns with “good reason” (as defined in the Bozikis Agreement), he would be entitled to receive his then base salary and perquisite benefits for 12 months following the termination of his employment and an amount equal to his pro-rated bonus. If such termination had occurred on October 31, 2013, Mr. Bozikis would have been entitled to receive approximately $351,186. If, in connection with or within 18 months of a change of control of Coastal, Mr. Bozikis voluntarily terminates his employment for good reason or is involuntarily discharged, he would be entitled to receive instead a severance payment of 1.5 times the sum of his then annual base salary and then current annual bonus. If such change of control of Coastal had occurred on October 31, 2013, Mr. Bozikis would have been entitled to receive approximately $526,779. In connection with the termination of Mr. Bozikis’s employment under any of the above-described circumstances and in all cases of a change of control of Coastal in any event, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full. If all of Mr. Bozikis’s unvested options as at October 31, 2013 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $200,258.

Gary Collins, President

Mr. Collins entered into an employment agreement dated January 30, 2012 with Coastal (the “Collins Agreement”). The Collins Agreement is for an indefinite term. If Mr. Collins’ employment is terminated for any reason prior to the termination of the Collins Agreement other than for “cause” (as defined in the Collins Agreement), he would be entitled to six months’ notice or an amount equal to six months’ base salary, plus two additional months’ notice or base salary per year of service up to a maximum of 24 months’ notice or base salary. If such termination had occurred on October 31, 2013, Mr. Collins would have been entitled to receive approximately $223,333 in lieu of notice. If there is a change of control and Mr. Collins’ employment is terminated or he resigns for good reason, he would be entitled to receive an amount equal to 12 months of his base salary. If such termination had occurred on October 31, 2013, Mr. Collins would have been entitled to receive approximately $335,000. In connection with the termination of Mr. Collins’ employment or resignation in the event of a change of control, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full. If all of Mr. Collins unvested options as at October 31, 2013 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $123,999.

Steve Bochen, Chief Operating Officer

Mr. Bochen entered into an employment agreement dated June 1, 2002 with Coastal (the “Bochen Agreement”). The Bochen Agreement is renewable annually for an indefinite term unless either Mr. Bochen or Coastal provides the other party written notice that they wish to terminate the Bochen Agreement at least 120 days before the expiry of the then current term. If Mr. Bochen’s employment is terminated for any reason prior to the termination of the Bochen Agreement other than for cause or if he resigns with “good reason” (as defined in the Bochen Agreement to include a change of control), he would be entitled to receive his then base salary and perquisite benefits for 3 months following the termination of his employment and an amount equal to his pro-rated bonus. If such termination had occurred on October 31, 2013, Mr. Bochen would have been entitled to receive approximately $65,500. In connection with the termination of Mr. Bochen’s employment under any of the above-described circumstances and in all cases of a change of control of Coastal in any event, all of his unvested rights in any stock option or other benefit plan will also immediately vest in full. If all of Mr. Bochen’s unvested options as at October 31, 2013 had vested on that date upon any of such events, the value of the newly vested options would have been approximately $183,011.

Director Compensation

Discussion of Directors’ Compensation

Pursuant to the Directors’ Compensation Policy, as amended, inside directors are not paid any compensation. Outside directors are paid an annual retainer of $20,000. In addition, outside directors are paid $1,000 for each Board meeting attended and for each committee meeting attended. In addition, the chairperson of the Audit Committee receives an additional $13,000 per year and the chairperson of each other committee receives an additional $5,000 per year (the only other current standing committee is the Compensation Committee). Outside directors are also entitled to a grant of Coastal Options to purchase 10,000 Coastal Shares concurrent with each year’s annual meeting, with such grant subject to consent by the Board after each annual meeting. All payments made to outside directors pursuant to the Directors’ Compensation Policy are payable in arrears and on a semi-annual basis at the end of June and December each year.

Under the Directors’ Expenses Reimbursement Policy and Procedures, both inside and outside directors are entitled to reimbursement of travel and other expenses incurred in the conduct of Coastal’s business.

Coastal has no pension plan or other arrangement for non-cash compensation to the directors, except for Coastal Options. Pursuant to the terms of the Coastal Option Plan, the number of Coastal Options issuable to each non-employee director, at any time, under all security-based compensation arrangements of Coastal, cannot exceed 1% of the issued and outstanding Coastal Shares.

Director Compensation Table

The following table provides a summary of compensation earned by the directors of Coastal (other than Roger V. Hardy who is a Named Executive Officer) during the financial year ended October 31, 2013. For Mr. Hardy’s compensation during the financial year ended October 31, 2013, see “Compensation of Executive Officers and Directors — Summary Compensation Table”.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
MURRAY MCBRIDE	29,000	Nil	19,657	Nil	Nil	Nil	48,657
MICHAELA TOKARSKI	29,000	Nil	19,657	Nil	Nil	Nil	48,657
JEFFREY MASON	47,000	Nil	19,657	Nil	Nil	Nil	66.657
JOHN CURRIE	39,000	Nil	19,657	Nil	Nil	Nil	58,657
JEFF BOOTH	33,000	Nil	19,657	Nil	Nil	Nil	52,657
NEEL GROVER	29,000	Nil	19,657	Nil	Nil	Nil	48,657

(1)         The grant date fair value of each option granted during the financial year ended October 31, 2013 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 43.7%; risk-free interest rate of 1.40%; expected option life of five years; and expected dividend rate of nil. The Black-Scholes pricing methodology was used in this estimate of fair value as it is an established calculation widely used by the financial industry for securities valuations and is supported as an appropriate methodology by Section 3870 of the CICA Handbook.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides information on share-based and option-based awards to directors of Coastal (other than Roger V. Hardy who is a Named Executive Officer) that were outstanding as at October 31, 2013. For information regarding Mr. Hardy’s incentive plan awards during financial 2013, see “Compensation of Executive Officers and Directors— Summary Compensation Table”. There are no incentive plan awards in the form of share-based awards outstanding for the directors.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
MURRAY MCBRIDE	5,000	5.85	March 19, 2018	9,100	Nil	N/A
	5,000	5.28	January 18, 2018	11,950	Nil	N/A
	5,000	5.24	December 22, 2016	12,150	Nil	N/A
	5,000	3.24	December 23, 2015	22,150	Nil	N/A
	5,000	2.84	March 26, 2015	24,150	Nil	N/A
	5,000	2.16	August 25, 2014	27,550	Nil	N/A
MICHAELA TOKARSKI	5,000	5.85	March 19, 2018	9,100	Nil	N/A
	5,000	5.28	January 18, 2018	11,950	Nil	N/A
	5,000	5.24	December 22, 2016	12,150	Nil	N/A
	5,000	3.24	December 23, 2015	22,150	Nil	N/A
	5,000	2.84	March 26, 2015	24,150	Nil	N/A
	5,000	2.16	August 25, 2014	27,550	Nil	N/A
JEFFREY MASON	5,000	5.85	March 19, 2018	9,100	Nil	N/A
	5,000	5.28	January 18, 2018	11,950	Nil	N/A
	5,000	5.24	December 22, 2016	12,150	Nil	N/A
	5,000	3.24	December 23, 2015	22,150	Nil	N/A
	5,000	2.84	March 26, 2015	24,150	Nil	N/A
	5,000	2.16	August 25, 2014	27,550	Nil	N/A
JOHN CURRIE	5,000	5.85	March 19, 2018	9,100	Nil	N/A
	5,000	5.28	January 18, 2018	11,950	Nil	N/A
	5,000	5.78	June 19, 2017	9,450	Nil	N/A
JEFF BOOTH	5,000	5.85	March 19, 2018	9,100	Nil	N/A
	5,000	5.28	January 18, 2018	11,950	Nil	N/A
	5,000	5.78	June 19, 2017	9,450	Nil	N/A
NEEL GROVER	5,000	5.85	March 19, 2018	9,100	Nil	N/A
	5,000	5.28	January 18, 2018	11,950	Nil	N/A

(1)         Options were granted with a five-year term and vest as to 1,000 options immediately upon grant with remaining options vesting as to one-sixth of the options each six-month period during the initial three-year period of the option term.

(2)        The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the Coastal Shares on the Toronto Stock Exchange on October 31, 2013, which was $7.67, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Coastal Shares on the date of exercise.

Value vested or earned during the year

The following table provides information for directors of Coastal (other than Roger V. Hardy who is a Named Executive Officer) on the value of incentive awards vested or earned during the financial year ended October 31, 2013. For information on the value of incentive awards vested or earned by Mr. Hardy during financial 2013, see “Compensation of Executive Officers and Directors — Summary Compensation Table”. Coastal did not grant any share-based awards during the financial year ended October 31, 2013 nor did any value vest in connection with share-based awards.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
MURRAY MCBRIDE	6,423	Nil	Nil
MICHAELA TOKARSKI	6,423	Nil	Nil
JEFFREY MASON	6,423	Nil	Nil
JOHN CURRIE	(740)	Nil	Nil
JEFF BOOTH	(740)	Nil	Nil
NEEL GROVER	303	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information on Coastal’s equity compensation plan under which Coastal Shares are authorized for issuance as at October 31, 2013. The information shown for “Equity compensation plans approved by securityholders” relates to the Coastal Option Plan.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,377,917	$4.41	1,706,982	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,377,917	$4.41	1,706,982

(1)         Currently, the total number of Coastal Shares that may be reserved and authorized for issuance pursuant to Coastal Options granted under the Coastal Option Plan is 12.5% of the issued and outstanding Coastal Shares from time to time (being 4,084,899 Coastal Shares as at October 31, 2013).

MANAGEMENT CONTRACTS

No management functions of Coastal are to any substantial degree performed by a person other than the directors or executive officers of Coastal.  In connection with the Arrangement, Roger V. Hardy has entered into the Consulting Letter Agreement, pursuant to which Mr. Hardy will provide certain consulting services to Coastal after the completion of the Arrangement.  See “The Arrangement — Interests of Senior Management and Others in the Arrangement — Roger V. Hardy Consulting Letter Agreement”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 17, 2014 and during the year ended October 31, 2013, there was no indebtedness outstanding of any current or former director, executive officer or employee of Coastal or any of its subsidiaries which is owing to Coastal or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Coastal or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, including under “The Arrangement — Interests of Senior Management and Others in the Arrangement”, (a) no director or executive officer of Coastal who has held such position at any time since November 1, 2012, (b) proposed nominee for election as a director of Coastal or (c) associate or affiliate of a person referenced in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular or as previously disclosed in a Management Information Circular of Coastal, no informed person (i.e. insider) of Coastal, no proposed director of Coastal, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since November 1, 2012 or in any proposed transaction which has materially affected or would materially affect Coastal or any of its subsidiaries.

OTHER MATTERS

Other than as set out in this Circular, management of Coastal is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Annual General and Special Meeting of Shareholders. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SHAREHOLDER PROPOSALS

October 30, 2014 is the final date by which Coastal must receive any proposals for any matter that a person entitled to vote at an annual general meeting of Coastal proposes to raise at the next annual general meeting of Coastal, subject to the requirements of the CBCA.

ADDITIONAL INFORMATION

Additional information relating to Coastal, including the Annual Information Form, the consolidated financial statements of Coastal for the financial year ended October 31, 2013 (together with the report of the auditors thereon), management’s discussion and analysis of Coastal’s financial condition and results of operations for the financial year ended October 31, 2013, the unaudited interim financial statements of Coastal for the quarter ended January 31, 2014 and management’s discussion and analysis of Coastal’s financial condition and results of operations for the financial quarter ended January 31, 2014, can be found on SEDAR at www.sedar.com.  Copies of those documents are available upon written request to the Chief Financial Officer of Coastal at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7, Attention: Chief Financial Officer.

Coastal is also subject to the information requirements of the U.S. Exchange Act and, in accordance therewith, files or furnishes reports and other information with the SEC. You may read any document that Coastal has filed or furnished with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at

www.sec.gov for further information about the public reference rooms. You may read and download the documents Coastal has filed with the SEC on EDGAR at www.sec.gov.

APPROVAL OF COASTAL CONTACTS INC.

The contents and mailing to Shareholders of this Circular have been approved by the Board.

(signed) “Roger V. Hardy”

Vancouver, British Columbia March 18, 2014	Roger V. Hardy Chairman and Chief Executive Officer Coastal Contacts Inc.

CONSENT OF GUGGENHEIM SECURITIES, LLC

We refer to the fairness opinion of our firm dated February 26, 2014 (the “Fairness Opinion”), the written form of which is attached as an appendix to the management information circular dated March 18, 2014 (the “Circular”) of Coastal Contacts Inc. (the “Company”), which we rendered orally, and confirmed in the written opinion, to the Board of Directors of the Company.

We hereby consent to the inclusion of the written Fairness Opinion as an appendix to the Circular (which Circular will be filed with the securities commissions (and other applicable securities regulatory authorities) in each of the Provinces of Canada and with the U.S. Securities and Exchange Commission), and the references to the Fairness Opinion in the Circular under the headings “Summary of Management Information Circular — Recommendation of the Board”, “Summary of Management Information Circular — Reasons for the Arrangement”, “Summary of Management Information Circular — Fairness Opinions”, “Questions and Answers Concerning the Meeting and the Arrangement”, “The Arrangement — Background to the Acquisition Agreement”, “The Arrangement — Recommendation of the Board”, “The Arrangement — Reasons for the Arrangement” and “The Arrangement — Fairness Opinions”. The Fairness Opinion was prepared for the Board of Directors of the Company in connection with the Board’s consideration of the Arrangement (as defined in the Circular) and remains subject to the scope of review, assumptions, qualifications, limitations and other matters described therein.  In providing our consent, we do not intend that any person, other than the Board of Directors of the Company, be entitled to rely upon the Fairness Opinion.

New York, New York

March 18, 2014

(signed) GUGGENHEIM SECURITIES, LLC

CONSENT OF BMO NESBITT BURNS INC.

We refer to the fairness opinion of our firm dated February 26, 2014 (the “Fairness Opinion”), the written form of which is attached as an appendix to the management information circular dated March 18, 2014 (the “Circular”) of Coastal Contacts Inc. (the “Company”), which we rendered orally, and confirmed in the written opinion, to the Special Committee of the Board of Directors of the Company.

We hereby consent to the inclusion of the written Fairness Opinion as an appendix to the Circular (which Circular will be filed with the securities commissions (and other applicable securities regulatory authorities) in each of the Provinces of Canada and with the U.S. Securities and Exchange Commission), and the references to the Fairness Opinion in the Circular under the headings “Summary of Management Information Circular — Recommendation of the Board”, “Summary of Management Information Circular — Reasons for the Arrangement”, “Summary of Management Information Circular — Fairness Opinions”, “Questions and Answers Concerning the Meeting and the Arrangement”, “The Arrangement — Background to the Acquisition Agreement”, “The Arrangement — Recommendation of the Board”, “The Arrangement — Reasons for the Arrangement” and “The Arrangement — Fairness Opinions”. The Fairness Opinion was prepared for the Special Committee in connection with the Special Committee’s consideration of the Arrangement (as defined in the Circular) and remains subject to the scope of review, assumptions, qualifications, limitations and other matters described therein.  In providing our consent, we do not intend that any person, other than the Special Committee and the Board of Directors of the Company, be entitled to rely upon the Fairness Opinion.

Vancouver, British Columbia

March 18, 2014

(signed) BMO NESBITT BURNS INC.

CONSENT OF MCCARTHY TÉTRAULT LLP

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the management information circular of Coastal Contacts Inc. dated March 18, 2014 (the “Circular”) and to the inclusion of the foregoing opinion in the Circular.

Dated March 18, 2014
MCCARTHY TÉTRAULT LLP

(Signed) MCCARTHY TÉTRAULT LLP

APPENDIX A
GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

“Acquisition Agreement” means the acquisition agreement dated February 26, 2014, among  Essilor, Newco and Coastal, as the same may be amended from time to time.

“Acquisition Proposal” means, other than the transactions contemplated by the Acquisition Agreement or any transaction involving only Coastal and/or one or more of its subsidiaries, a proposal or offer, oral or written, relating to any of the following: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, issuer bid, consolidation, recapitalization, reorganization, other business combination, liquidation or winding-up or similar transaction, whether in a single transaction or a series of transactions, directly or indirectly involving Coastal, (ii) any sale or acquisition of assets representing 20% or more of the assets of Coastal (based on book value), or any lease, long term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect, whether in a single transaction or a series of transactions, or (iii) any sale or acquisition of 20% or more of the issued and outstanding Coastal Shares, or rights or interests therein or thereto, whether in a single transaction or a series of transactions.

“affiliate” has the meaning ascribed to it in the CBCA.

“ARC” has the meaning ascribed thereto under “Principal Legal Matters –– Regulatory Matters”.

“Arrangement” means the proposed arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement and any amendments thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the special resolution attached as Appendix B to this Circular in respect to the Arrangement.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made.

“Board” means the Board of Directors of Coastal.

“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to the Special Committee.

“BMO Capital Markets Fairness Opinion” means the fairness opinion delivered by BMO Capital Markets to the Special Committee dated February 26, 2014, a copy of which is attached as Appendix H to this Circular.

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia.

“CBCA” means the Canada Business Corporations Act, including all regulations made thereunder.

“Circular” means this management information circular of Coastal, including the Notice of Annual General and Special Meeting and all schedules, appendices and exhibits thereto.

“Coastal” means Coastal Contacts Inc., a corporation existing under the CBCA.

“Coastal Options” means outstanding options granted pursuant to the Coastal Option Plan.

“Coastal Option Plan” means the amended and restated stock option plan of Coastal confirmed by the shareholders of Coastal on February 28, 2013.

“Coastal Shares” means the common shares of Coastal.

“Code” has the meaning ascribed thereto in “Certain Material U.S. Federal Income Tax Considerations”.

“Commissioner” has the meaning ascribed thereto under “Principal Legal Matters — Regulatory Matters”.

“Competition Act” means the Competition Act (Canada) , as amended from time to time, including the regulations promulgated thereunder.

“Competition Act Approval” means (i) that the Commissioner shall have issued (and not rescinded or amended) an ARC under Section 102 of the Competition Act with respect to the transactions contemplated by the Acquisition Agreement or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and (b) the Commissioner shall have advised Essilor in writing (and not rescinded or amended such advice, referred to herein as a “no action” letter) that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Acquisition Agreement and such “no action” letter remains in force and effect at the Effective Time.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Procedures” means the procedures for exercising the Dissent Rights as set out in Section 190 of the CBCA as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.  For details regarding the Dissent Procedures, see “Dissenting Shareholders’ Rights”.

“Dissent Rights” means, pursuant to the Interim Order, the rights granted in section 4.1 of the Plan of Arrangement whereby each Registered Shareholder immediately prior to the Effective Time is permitted to exercise a right of dissent under Section 190 of the CBCA as modified by Article 4 of the Plan of Arrangement, the Interim Order and the Final Order.

“Dissenting Shareholder” means a Registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement Resolution and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC.

“Effective Date” means the date on which the Articles of Arrangement are filed by Coastal with the Director to give effect to the Arrangement and implement the Plan of Arrangement, which shall be a date that is on or before the third Business Day after the satisfaction or waiver of the conditions set forth in Article 5 of the Acquisition Agreement (excluding conditions that, by their terms, cannot be satisfied until such Effective Date, but subject to the satisfaction or waiver of those conditions as of such Effective Date), unless another date is agreed to in writing by Coastal, Essilor and Newco.

“Effective Time” means 8:30 a.m. (Vancouver Time) on the Effective Date;

“Essilor” means Essilor International (Compagnie Générale d’Optique), S.A., a société anonyme (joint stock company) governed by the laws of France.

“Fairness Opinions” means the Guggenheim Securities Fairness Opinion and the BMO Capital Markets Fairness Opinion.

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Georgeson” means Georgeson Shareholder Communications Canada Inc., in its capacity as information agent and proxy solicitation agent in connection with the solicitation of proxies for the Meeting.

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Guggenheim Securities” means Guggenheim Securities, LLC, financial advisor to Coastal.

“Guggenheim Securities Fairness Opinion” means the fairness opinion delivered by Guggenheim Securities to the Board dated February 26, 2014, a copy of which is attached as Appendix G to this Circular.

“insider” has the meaning ascribed to it in the Securities Act.

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

“IRS” has the meaning ascribed thereto in “Certain Material U.S. Federal Income Tax Considerations”.

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking or securities.

“Letter of Transmittal” means the letter of transmittal sent by Coastal to Shareholders for use in connection with the Arrangement.

“Material Adverse Effect” has the meaning ascribed to it in the Acquisition Agreement.

“Meeting” means the annual general and special meeting of the Shareholders, including any adjournment or postponement thereof, to be convened to consider and, if deemed advisable, to adopt the Arrangement Resolution.

“Meeting Materials” means this Circular and the form of proxy for use in connection with the Meeting.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Newco” means 8800499 Canada Inc., a corporation existing under the CBCA.

“Non-Resident Dissenting Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“Non-Registered Shareholder” means a non-registered beneficial holder of Coastal Shares whose shares are held through an Intermediary.

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“Non-U.S. Holder” has the meaning ascribed thereto in “Certain Material U.S. Federal Income Tax Considerations”.

“Option Consideration” means, in respect of each Coastal Option, an amount equal to the excess, if any, of (i) the number of Coastal Shares underlying such Coastal Option multiplied by $12.45 over (ii) the aggregate exercise price payable under such Coastal Option by the holder thereof to acquire the Coastal Share underlying such Coastal Option.

“Outside Date” means September 26, 2014 or such later date as may be mutually agreed by Coastal, Essilor and Newco.

“Plan of Arrangement” means the plan of arrangement substantially in the form attached as Appendix C to this Circular, as amended or varied pursuant to its terms and the terms of the Acquisition Agreement.

“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“Record Date” means the close of business on March 14, 2013.

“Registered Shareholder” means a registered holder of Coastal Shares as recorded in the Shareholders’ register maintained by the Transfer Agent.

“Required Vote” means (i) at least 66-2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, but excluding the votes of Coastal Shares beneficially owned or over which control or direction is exercised by Roger V. Hardy, Chairman and Chief Executive Officer of Coastal, and Steve Bochen, Chief Operating Officer of Coastal.

“Resident Dissenting Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”.

“Response to Petition” has the meaning ascribed thereto in “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Agreement”.

“Rights Plan” means the shareholder rights plan agreement of Coastal dated February 10, 2006.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Shareholders” at any time means the holders of Coastal Shares at that time.

“Special Committee” means the special committee of the Board composed of four directors who are independent within the meaning of MI 61-101, namely John Currie (Chairman), Jeff Booth, Neel Grover and Jeffrey Mason, created to consider, among other things, the transactions contemplated by the Acquisition Agreement.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that was not solicited by or on behalf of Coastal after the date hereof , in respect of which any required financing to complete such Acquisition Proposal is or is reasonably likely to be committed at the appropriate time, and that the Board determines in good faith, after consultation with its financial and legal advisors, (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal (including any requisite Shareholder approval) and the party making such Acquisition Proposal, (ii) is, in the case of an Acquisition Proposal described in clause (i) of the definition of “Acquisition Proposal”, available to all Shareholders; (iii) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the Arrangement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof; provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets” and references to “20% or more of the outstanding Coastal Shares” shall be deemed to be references to “a majority of the outstanding Coastal Shares”.

“Supplementary Information Request” has the meaning ascribed thereto under “Principal Legal Matters –– Regulatory Matters”.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder; unless otherwise indicated, any reference to the Tax Act shall include the corresponding provisions of the Income Tax Act (British Columbia).

“Termination Fee” has the meaning ascribed thereto in Section 6.5 of the Acquisition Agreement.

“Transfer Agent” means Computershare Trust Company of Canada.

“TSX” means the Toronto Stock Exchange.

“U.S. Holder” has the meaning ascribed thereto in “Certain Material U.S. Federal Income Tax Considerations”.

APPENDIX B
ARRANGEMENT RESOLUTION

Arrangement under Section 192 of the
Canada Business Corporations Act

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Essilor International (Compagnie Générale d’Optique), S.A., a corporation existing under the laws of France (the “Purchaser”), 8800499 Canada Inc., a corporation existing under the laws of Canada (“Newco”), Coastal Contacts Inc., a corporation existing under the laws of Canada (the “Corporation”) and the Corporation’s securityholders, as more particularly described and set forth in the management information circular of the Corporation dated March 18, 2014 (the “Circular”)  (as the Arrangement may be, or may have been, modified or amended in accordance with its provisions) is hereby authorized, approved and adopted.

2.                                      The plan of arrangement effecting the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Appendix C to the Circular, as the same may be, or may have been, modified or amended, is hereby authorized, approved and adopted.

3.                                      The acquisition agreement dated February 26, 2014 (the “Agreement”) between the Corporation the Purchaser and Newco, and all the transactions contemplated therein, the actions of the directors of the Corporation in approving the Arrangement and the actions of the directors and officers of the Corporation in executing and delivering the Agreement and any amendments thereto are hereby ratified and approved.

4.                                      Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of common shares (“Shareholders”) of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Corporation are hereby authorized and empowered, without further notice to or approval of the Shareholders, (a) to amend the Agreement or the Plan of Arrangement to the extent permitted therein in any manner not inconsistent with an applicable order of the Court and (b) subject to the provisions of the Agreement, not to proceed with the Arrangement.

5.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

6.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents, instruments and agreements and to perform or cause to be performed all such other acts and things as may be necessary or desirable to implement this resolution or otherwise in connection with the matters authorized or contemplated hereby, such determination to be conclusively evidence by the execution and delivery of any such documents, instruments or agreements and the taking of any such action.

B-1

APPENDIX C
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1          Definitions

Unless something in the subject matter or context is inconsistent therewith, where used in this Plan of Arrangement, the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquisition Agreement” means the Acquisition Agreement made as of February 26, 2014 between the Purchaser, Newco and the Corporation as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Affiliate” has the meaning set out in the CBCA;

“Arrangement” means the proposed arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement and any amendments hereto made in accordance with Article 6 herein or at the direction of the Court in the Final Order;

“Arrangement Resolution” the special resolution authorizing this Plan of Arrangement to be considered and voted upon by Shareholders at the Meeting, substantially in the form attached as Schedule B to the Acquisition Agreement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Beneficial Shareholders” means the Shareholders (including all Dissenting Shareholders) and beneficial holders of Common Shares;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia;

“Cash Proceeds per Share” means $12.45;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA;

“Common Share” means a common share in the capital of the Corporation;

“Corporation” means Coastal Contacts Inc., a corporation existing under the laws of Canada;

“Court” means the Supreme Court of British Columbia;

“Depositary” means the depositary to be chosen by the Purchaser, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to the Shareholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement Resolution and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 8:30 a.m. (Vancouver time), or such other time as may be specified in writing by the Corporation with the consent of the Purchaser, on the Effective Date;

“Encumbrance” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs (legal or conventional), priorities, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking or securities;

“Letter of Transmittal” means the letter of transmittal sent by the Corporation to holders of Common Shares for use in connection with the Arrangement;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be convened to consider and, if deemed advisable, to adopt the Arrangement Resolution;

“Newco” means 8800499 Canada Inc.;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 6 herein or of the Acquisition Agreement or upon the direction of the Court in the Final Order;

“Purchaser” means Essilor International (Compagnie Générale d’Optique), S.A., a corporation incorporated under the laws of France;

“Rights Plan” means the shareholder rights plan agreement of the Corporation dated February 10, 2006;

“Shareholders” means the holders of Common Shares; and

“Tax Act” means the Income Tax Act (Canada).

1.2          Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)                                 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Section, Article or clause to this Plan of Arrangement;

(b)                                 references to an “Article”, “Section”, or “clause” are references to an Article,  Section, or clause of this Plan of Arrangement;

(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)                                 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                   a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)                                  references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)                                 references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)                                     wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3          Currency

Unless otherwise indicated, all dollar amounts referred to in this Plan of Arrangement are expressed in Canadian dollars.

1.4          Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein.

ARTICLE 2
BINDING EFFECT

2.1          Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on:

(a)                                 the Corporation;

(b)                                 the Purchaser and Newco;

(c)                                  the Beneficial Shareholders;

(d)                                 the Depositary; and

(e)                                  the registrar and transfer agent in respect of the Common Shares,

in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1          Acquisition Agreement

This Plan of Arrangement is made pursuant to, and subject to, the provisions of the Acquisition Agreement and constitutes an arrangement as referred to in Section 192 of the CBCA.

3.2          The Arrangement

Commencing at the Effective Time, the following events shall occur and shall be deemed to occur in the following order (at five minute intervals, except as otherwise noted herein) without any further authorization, act or formality on the part of any person:

(a)                                 first, the Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

(b)                                 second, the following transactions shall occur simultaneously:

(i)                                     the Common Shares held by each Dissenting Shareholder shall be deemed to be transferred (free and clear of any Encumbrances) by such Dissenting Shareholder to Newco in exchange for a cash payment by or on behalf of Newco in an amount determined in accordance with Section 4.1 for such Common Shares;

(ii)                                  each Common Share outstanding immediately prior to the Effective Time other than (i) Common Shares held by a Dissenting Shareholder and transferred to Newco pursuant to Section 3.2(b)(i) and (ii) Common Shares held by the Purchaser or its Affiliates, shall be transferred by the holder thereof to Newco (free and clear of any Encumbrances) in exchange for a cash payment by or on behalf of Newco (in accordance with Article 5) in an amount equal to the Cash Proceeds per Share in respect of each such Common Share; and

(iii)                               with respect to each Common Share:

(A)                               the holder thereof shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such Common Shares, other than the right to be paid the amounts for such Common Shares pursuant to Sections 3.2(b)(i) and (ii), as applicable;

(B)                               the holder thereof shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Corporation; and

(C)                               Newco shall be deemed to be the legal and beneficial holder of such Common Shares (free and clear of any Encumbrances) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Corporation and shall be deemed to be the legal and beneficial owner of such Common Shares (free and clear of any Encumbrances).

3.3          Adjustments to Consideration

The consideration payable with respect to each Common Share pursuant to Section 3.2(b) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend, consolidation, reorganization, recapitalization or other similar change with respect to the Common Shares effected in accordance with the terms of the Acquisition Agreement occurring after the date of the Acquisition Agreement and prior to the Effective Time.

3.4          Share Certificates

Following the Effective Time, until deposited as contemplated by Section 5.1, the certificates formerly representing Common Shares (other than those held by Dissenting Shareholders or the Purchaser and its Affiliates (if applicable)) shall be deemed at all times to represent only the right, subject to Article 5, to receive from Newco, payment of the cash consideration payable in exchange for such Common Shares in accordance with Section 3.2(b).

3.5          Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 4
RIGHTS OF DISSENT

4.1          Rights of Dissent

A holder of Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Corporation by 10:00 a.m. (Vancouver time) on the second Business Day immediately prior to the date of the Meeting. Each Dissenting Shareholder who is:

(a)                                 ultimately determined to be entitled to be paid fair value for such Common Shares, shall (i) be paid by or on behalf of Newco an amount in cash that is equal to the fair value of such Common Shares immediately prior to the adoption of the Arrangement Resolution at the Meeting, and (ii) not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Common Shares; or

(b)                                 ultimately not entitled, for any reason, to be paid such fair value for such Common Shares, shall be deemed to have participated in the Arrangement with respect to such Common Shares, as of the Effective Time, on the same basis as a holder of Common Shares that did not exercise Dissent Rights and for the cash consideration set forth in Section 3.2(b)(ii).

4.2          Recognition of Dissenting Shareholders

(a)                                 In no circumstances shall Newco, the Purchaser, the Corporation or any other person be required to recognize a Dissenting Shareholder as the holder of any Common Share in respect of which Dissent Rights have been validly exercised at and after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Common Shares maintained by or on behalf of the Corporation as at the Effective Time as provided in Section 3.2(b)(iii)(B);  and

(b)                                 in addition to any other restrictions under Section 190 of the CBCA, Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1          Payments of Consideration

(a)                                 At or before the Effective Time, Newco shall deposit, or cause to be deposited, with the Depositary, for the benefit of the persons that are holders of Common Shares immediately prior to the Effective Time, an amount of cash equal to the aggregate cash payable to the holders of Common Shares in accordance with Section 3.2(b) (calculated without reference to whether any holders of Common Shares have exercised or may exercise Dissent Rights).

(b)                                 The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of Newco.

(c)                                  Subject to Article 4 and Section 5.2, holders of Common Shares shall be entitled to obtain from the Depositary, as agent of Newco, cheques in payment of the cash consideration such holders are entitled to receive from Newco under this Plan of Arrangement, by duly completing and executing the Letter of Transmittal and delivering such executed Letter of Transmittal to the Depositary in accordance with the instructions contained in the Letter of Transmittal.  In addition, holders of certificates formerly representing Common Shares must deliver the original certificates formerly representing Common Shares to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

(d)                                 The Purchaser and Newco will cause the Depositary, as soon as a holder of Common Shares becomes entitled to payment of the cash consideration such holder is entitled to receive from Newco under this Plan of Arrangement, as applicable, to:

(i) forward or cause to be forwarded by first class mail (postage paid) to such holder at the address specified in the Letter of Transmittal;

(ii) if requested by such holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up for such holder; or

(iii) if the Letter of Transmittal neither specifies an address as described in Section 5.1(d)(i) nor contains a request as described in Section 5.1(d)(ii), forward or cause to be forwarded by first class mail (postage paid) to such holder at the address of such holder as shown in the register of Common Shares maintained by or on behalf of the Corporation;

a cheque representing the net cash payment to such holder of Common Shares in accordance with the provisions of this Plan of Arrangement.

(e)                                  No holder of Common Shares shall be entitled to receive any consideration with respect to such Common Shares other than any cash consideration to which such former holder is entitled to receive pursuant to this Section 5.1.

5.2          Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to the Newco pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the cash payment to which such person is entitled pursuant to Section 5.1, less any amount required to be withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to the Corporation and Newco, in such amount as the Corporation and Newco may direct, or otherwise indemnify the Corporation, Newco, the Purchaser and Depositary in a manner satisfactory to the Corporation, Newco, the Purchaser and Depositary against any claim that may be made against the Corporation, Newco, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3          Extinction of Rights

Any: (a) certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to the Purchaser pursuant to Section 3.2(b) that is not deposited in the manner required by Section 5.1 prior to the sixth anniversary of the Effective Date; or (b) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains on or before the sixth anniversary of the Effective Date shall, in either case, cease to represent a claim or interest of any kind or nature. On such date, any cash to which the holder of such certificate or agreement would otherwise have been entitled and any right or claim to payment hereunder that remains outstanding, as applicable, shall be deemed to have been surrendered for no consideration to Newco. None of the Corporation, Newco, the Purchaser or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

5.4          Withholding Rights

The Corporation, Newco, the Purchaser and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Common Shares such amounts as the Corporation, Newco, the Purchaser or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that the withheld amount may be reduced, the Corporation, Newco, the Purchaser and the Depositary, as the case may be, acting reasonably, shall withhold such lower amount. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5          Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, Newco, the Corporation or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.

ARTICLE 6
AMENDMENTS

6.1          Amendments to Plan of Arrangement

(a)                                 The Purchaser and the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Corporation, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to the Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Purchaser and the Corporation, and (ii) if required by the Court, it is approved by the Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Purchaser, provided that it concerns a matter that in the opinion of the Purchaser, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Common Shares.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the provisions of the Acquisition Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.2 and shall become effective without any further act or formality, each of the Corporation, Purchaser and Newco shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

APPENDIX D

ACQUISITION AGREEMENT

EXECUTION VERSION

ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.

- and -

8800499 CANADA INC.

- and -

COASTAL CONTACTS INC.

ACQUISITION AGREEMENT

February 26, 2014

ARTICLE 5 CONDITIONS PRECEDENT		D-55
5.1	Mutual Conditions Precedent	D-55
5.2	Additional Conditions Precedent to the Obligations of the Purchaser and Newco	D-56
5.3	Additional Conditions Precedent to the Obligations of the Corporation	D-58
ARTICLE 6 AMENDMENT AND TERMINATION		D-58
6.1	Amendment	D-58
6.2	Termination	D-59
6.3	Void upon Termination	D-60
6.4	Notice of Unfulfilled Conditions	D-60
6.5	Termination Fee	D-61
6.6	Fee and Expenses	D-61
6.7	Liquidated Damages	D-62
ARTICLE 7 GENERAL PROVISIONS		D-63
7.1	Notices	D-63
7.2	Entire Agreement, Binding Effect and Assignment	D-65
7.3	Severability	D-65
7.4	No Third Party Beneficiaries	D-65
7.5	Time of Essence	D-65
7.6	Further Assurances	D-65
7.7	No Personal Liability	D-66
7.8	Remedies	D-66
7.9	Governing Law	D-66
7.10	Counterparts, Execution	D-66

ACQUISITION AGREEMENT

THIS AGREEMENT is made as of February 26, 2014.

BETWEEN:	ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A., a société anonyme (joint stock company) governed by the laws of France;

(hereinafter, the “Purchaser”)

AND:	8800499 CANADA INC., a corporation incorporated under the federal laws of Canada;

(hereinafter, “Newco”)

AND:	COASTAL CONTACTS INC., a corporation incorporated under the federal laws of Canada;

(hereinafter, the “Corporation”)

WHEREAS Newco, a direct wholly-owned Subsidiary of the Purchaser, desires to acquire all of the Common Shares of the Corporation pursuant to an arrangement under Section 192 of the Canada Business Corporations Act;

WHEREAS contemporaneously herewith, the Purchaser has entered into Support and Voting Agreements with the Supporting Shareholders, pursuant to which, among other things, the Supporting Shareholders have agreed to vote in favour of the Arrangement Resolution all of the Common Shares held by them, on the terms and subject to the conditions set forth in the Support and Voting Agreements;

WHEREAS the Board has unanimously determined, after receiving financial and legal advice and following the receipt and review of the unanimous recommendation from its special committee of directors, that it would be in the best interests of the Corporation for the Corporation to enter into this Agreement and unanimously resolved, subject to the terms and conditions of this Agreement, to recommend that the Shareholders vote in favour of the Arrangement Resolution;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, unless something in the subject matter or the context is inconsistent therewith, the following terms shall have the following meanings (and grammatical variations shall have the respective corresponding meanings):

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or any transaction involving only the Corporation and/or one or more of its Subsidiaries, a proposal or offer, oral or written, relating to any of the following: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, issuer bid, consolidation, recapitalization, reorganization, other business combination, liquidation or winding-up or similar transaction, whether in a single transaction or a series of transactions, directly or indirectly involving the Corporation, (ii) any sale or acquisition of assets representing 20% or more of the assets of the Corporation (based on book value), or any lease, long term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect, whether in a single transaction or a series of transactions, or (iii) any sale or acquisition of 20% or more of the issued and outstanding Shares, or rights or interests therein or thereto, whether in a single transaction or a series of transactions;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated herein.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 4.4(a)(iii);

“Affiliate” has the meaning set out in the CBCA;

“Aggregate Option Consideration” means the aggregate Option Consideration payable in respect of all Options outstanding immediately prior to the Effective Time;

“Agreement” means this acquisition agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the proposed arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement and any amendments thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution authorizing the Plan of Arrangement to be considered and voted upon by Shareholders at the Meeting, substantially in the form attached as Schedule B;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Benefit Plans” means any pension or retirement income, deferred compensation, profit sharing, RRSP, savings, benefit, supplemental benefit, health, welfare, medical, dental, health, life, death benefit, disability plans, stock option, bonus, incentive, vacation entitlement and pay, termination and severance pay or other employee compensation or benefit plans, policies, programs or other arrangements and all related agreements and policies with third parties such as trustees or insurance companies, which are maintained by or binding upon the Corporation with respect to any of its current or former employees, directors, officers or other individuals providing services to the Corporation;

“Board” means the board of directors of the Corporation;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia;

“Cash Proceeds per Share” means $12.45;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA;

“Circular” means the notice of Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Common Share” means a common share in the share capital of the Corporation;

“Competition Act” means the Competition Act (Canada), as amended from time to time, and the regulations thereunder;

“Competition Act Approval” means (i) that the Commissioner shall have issued (and not rescinded or amended) an advance ruling certificate under Section 102 of the Competition Act with respect to the transactions contemplated by the Agreement or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and (b) the Commissioner shall have advised the Purchaser in writing (and not rescinded or amended such advice, referred to herein as a “no action” letter) that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Agreement and such “no action” letter remains in force and effect at the Effective Time;

“Computer Systems” means all computer hardware, peripheral equipment, software and firmware, processed data, technology infrastructure and other computer systems and services possessed and used by the Corporation to receive, store, process or transmit data, to carry on the business or to carry on its day-to-day operations and affairs, including its online sale of optical products;

“Confidentiality Agreement” means the confidentiality and standstill agreement dated December 8, 2013 between Essilor of America, Inc. and the Corporation;

“Contract” means any contract, agreement, license, lease, commitment, understanding or other right or obligation (written or oral) to which the Corporation is a party or by which the Corporation is bound or affected or to which any of its properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means the depositary to be chosen by the Purchaser, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to the Shareholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disclosure Letter” means the disclosure letter provided by the Corporation to the Purchaser concurrently with the execution and delivery of this Agreement;

“Dissent Rights” has the meaning set out in Section 4.1 of the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the CBCA giving effect to the Arrangement, which date shall be determined in accordance with Section 2.6;

“Effective Time” means 8:30 a.m. (Vancouver Time) on the Effective Date;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs (legal or conventional), priorities, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environment” includes the air (including indoor air and all layers of the atmosphere), water (including oceans, lakes, rivers, streams, groundwater and surface water), land (including soil, sediments, fill, underground spaces, cavities, subsurface strata, lands submerged under water, buildings, improvements and structures), plant and animal life, organic and inorganic matter and other living organisms, any sewer system and the environment in the workplace; for greater certainty, the interacting natural systems that include components referred to above or any combination or part thereof are included in the definition of “Environment”;

“Environmental Laws” means all applicable Laws in respect of the Environment, human health occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of substances and materials including Hazardous Materials;

“Eye Care Laws” means the Health Professions Act, RSBC 1996, c 183, the Optometrists Regulation, BC Reg. 33/2009, the Opticians Regulation, BC Reg. 118/2010, c 34, and all other applicable Laws (including policies and standards of practice promulgated and enforceable pursuant to applicable Laws) regulating eye care professionals and the marketing, promotion, dispensing and sale of eye care products and services in all jurisdictions in which the Corporation and its Subsidiaries conduct business (including, for clarity and without limitation, all the jurisdictions to which eye care products have been shipped in furtherance of the business of the Corporation and its Subsidiaries);

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Statements” means the audited consolidated financial statements of the Corporation as at and for the fiscal years ended October 31, 2012 and 2013, together with the notes thereto and the auditors’ report thereon;

“Hazardous Material” means any substance, including without limitation urea formaldehyde, hydrocarbons, lead, polychlorinated biphenyls, asbestos, vermiculite, mould, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive or toxic substances, hazardous wastes, dangerous goods, wastes (including wood waste), pesticides, defoliants, and any material, including without limitation radioactive materials, asbestos-containing materials, polychlorinated biphenyl-containing equipment or materials, underground or above-ground tanks and contents thereof, and any other solid, liquid, gas, vapour, odour, heat, sound, vibration, radiation, or a combination of any of them, the storage, manufacture, disposal, handling, treatment, generation, use, transport, remediation or release into, or presence in, the Environment of which is prohibited, controlled or regulated under Environmental Laws;

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means the International Financial Reporting Standards applied on a basis consistent with previous years;

“Intellectual Property” means all rights and interests, anywhere in the world, to and in any intellectual property, whether registered or not, including (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, extensions, and re-examinations thereof, (ii) all trademarks, service marks, unregistered trademarks, trade dress, logos, trade names, domain names and corporate names (including all internet and intranet names, addresses, icons and other designations used to identify or locate the Corporation on a computer network such as the world wide web), together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (iv) all integrated circuit topography and all applications, registrations, and renewals in connection therewith; (v) all trade secrets and business information and other confidential information (including ideas expressed in writing related to the business, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) computer program or software in source code, object code, executable code, data, database or other form (including documentation, interfaces and development tools), but excluding off-the shelf, shrink-wrap, click-wrap and similar widely available standard commercial software, and (vii) all other proprietary rights and other rights associated with any of the foregoing, including moral rights, and all copies and tangible embodiments thereof, in each instance in whatever form or medium;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking or securities;

“Lease” means all current leases, subleases, agreements to lease, licence or occupancy agreement (including all amendments, extensions, renewals or modifications) in respect of real or material immovable property leased, subleased, licenced or occupied by the Corporation or its Subsidiaries;

“Material Adverse Effect” means a change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, that has, or would reasonably be expected to have, an impact that is both material and adverse to the business, operations, properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries on a consolidated basis, other than any change, effect, event, occurrence, state of facts, circumstance or development relating to or resulting from:

(i)	changes, developments or conditions in or relating to general political, economic, financial or market conditions or the political, economic, financial or market conditions or securities markets in North America or Europe or political, economic, financial or market conditions in any jurisdiction in which the Corporation or any of its Subsidiaries operate or carry on business;

(ii)	any natural disaster or epidemic or any acts of terrorism, sabotage, military action, outbreak of hostilities or war (whether or not declared) or any escalation or worsening thereof;

(iii)	any changes in Laws or the interpretation or application thereof by any Governmental Entity or in IFRS;

(iv)	changes or developments generally affecting the industries in which the Corporation operates or the markets for any of its products or services;

(v)

changes in the market trading price or trading volume of the Common Shares (it being understood that causes underlying and other facts relating to such failure or change may, to the extent not otherwise excluded under this definition, be taken into account in determining whether a Material Adverse Effect has otherwise occurred);

(vi)

the execution of this Agreement, the announcement of the execution of this Agreement or the transactions contemplated hereby, the pendency of the completion of the transactions contemplated hereby, the performance of any obligation contemplated hereunder, the completion of any of the transactions contemplated hereby or the identity of the Purchaser as the acquirer of the Corporation;

(vii)

the taking of any action (1) contemplated or permitted by this Agreement, (2) pursuant to a request by, or at the direction of, the Purchaser or (3) necessary in order for the Corporation to comply with any applicable Laws; or

(viii)	any breach by the Purchaser or Newco of this Agreement or by Essilor of America, Inc. of the Confidentiality Agreement;

provided, however, that the change, effect, event, occurrence or state of facts or development referred to in clauses (i) to (iv) above shall not be excluded from the definition of Material Adverse Effect to the extent that it primarily relates to (or has the effect of primarily relating to) the Corporation, or affects the Corporation and its Subsidiaries, taken as a whole, in a manner distinct from and with a materially disproportionate effect compared to other companies of similar size operating in the industries in which the Corporation and its Subsidiaries operate;

“Material Contract” means any Contract:

(i)	under which the Corporation is entitled to receive, or is obliged to make, future payments on an annual basis in excess of $300,000 individually or in the aggregate;

(ii)

under which indebtedness for borrowed money is outstanding or pursuant to which any property or asset of the Corporation is mortgaged, pledged or otherwise subject to an Encumbrance (other than a Permitted Encumbrance), or under which the Corporation is directly or indirectly liable for the indebtedness, liabilities or obligations of any Person;

(iii)

pursuant to which the Corporation is licensed to use Intellectual Property that is material to the business as currently conducted or is required to fulfill any material contractual obligations of the Corporation, or the Corporation licenses any Person to use, or grants any right to any Person with respect to, the Intellectual Property owned by the Corporation (whether registered or not);

(iv)	which is a material Lease;

(v)

which is a partnership agreement, limited liability company agreement, joint venture agreement, alliance agreement, franchise agreement, shareholders’ agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture;

(vi)

that does or purports to, in any material respect, limit or otherwise affect or restrict the right of the Corporation to engage and operate in any line of business, to solicit any Person or to compete with any Person, in any location and during any period of time;

(vii)

that was entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated or a balance of purchase price remains to be paid for the acquisition or disposition, directly or indirectly, of material assets or capital stock or other equity interests of another Person, in each case other than in the ordinary and usual course of business and in a manner consistent with past practice;

(viii)	that would prevent, materially delay or materially impede the Corporation’s ability to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(ix)

that has been filed by the Corporation with Securities Authorities and forms part of the Public Documents, or that should have been filed pursuant to the continuous disclosure requirements of applicable Securities Laws and in each case, that remains in effect;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be convened to consider and, if deemed advisable, to adopt the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Nasdaq” means the Nasdaq Stock Market;

“No-Action Letter” means a letter from the Commissioner advising the Purchaser (directly or through its legal counsel) in writing that he does not intend to make an application before the Competition Tribunal under section 92 of the Competition Act for an order in respect of the transactions contemplated herein;

“Options” means options to purchase Common Shares granted under the Stock Option Plan;

“Option Consideration” means, in respect of each Option, an amount equal to the excess, if any, of (i) the number of Common Shares underlying such Option multiplied by the Cash Proceeds per Share over (ii) the aggregate exercise price payable under such Option by the holder thereof to acquire the Common Shares underlying such Option;

“Optionholder” means a holder of Options;

“Outside Date” means September 26, 2014 or such later date as may be mutually agreed by the Parties;

“Parties” means, collectively, the Purchaser, Newco and the Corporation, and “Party” means any of them;

“Permitted Encumbrances” means (a) any easements, servitudes, rights-of-way, licenses, agreements, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for railways, sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not affect the use or value of the Corporation and its Subsidiaries’ real property affected thereby and provided the same have been complied with up to and on the Effective Date; (b) reservations, limitations, provisos and conditions, if any, expressed in any original grants of land by a Governmental Entity which do not affect the use or value of the Corporation and its Subsidiaries’ real property affected thereby and provided the same have been complied with up to and on the Effective Date; (c) encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations which have either been registered or filed pursuant to Laws against any of the Corporation and its Subsidiaries or not yet registered or filed and which, in any such case, relate to obligations not due and payable; (d) statutory encumbrances relating to obligations not due and payable; (e) Encumbrances for Taxes, assessments, Governmental Entity charges or levies not due and payable as at the Effective Date; and (f) Encumbrances for public utilities not due and payable as at the Effective Date;

“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement to give effect to the Arrangement in the form attached as Schedule A and any amendment or variation thereto made in accordance with its provisions or made at the direction of the Court in the Final Order;

“Public Documents” means all forms, reports, schedules, statements and other documents filed with all applicable Securities Authorities by the Corporation since January 1, 2012 and accessible to the public on the SEDAR website;

“Registered Intellectual Property” has the meaning ascribed thereto in Section 3.1(w);

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, statements of non-action, authorizations, waivers, grants, licences, registrations, rights, notifications, filings, conditions, certificates, judgments, determinations, directions, declarations, clearances and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that are required to be obtained by the Parties in respect of the Arrangement, and the expiration or early termination of any waiting period under any Laws that are necessary to complete the Arrangement;

“Required Vote” has the meaning ascribed thereto in Section 2.2(b);

“Rights Plan” means the shareholder rights plan agreement of the Corporation dated February 10, 2006;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authorities” means the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, as well as the U.S. Securities and Exchange Commission;

“Securities Laws” means the Securities Act and all other applicable securities laws and the rules, regulations and published policies thereunder in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, as well as the United States of America;

“Shareholders” means holders of Common Shares;

“Shares” means, collectively, the Common Shares and Class A preferred shares of the Corporation;

“Special Committee” means the special committee of the Board composed of four directors who are independent within the meaning of MI 61-101, namely John Currie (Chairman), Jeff Booth, Neel Grover and Jeffrey Mason, created to consider, among other things, the transactions contemplated by this Agreement;

“Stock Option Plan” means the amended and restated stock option plan of the Corporation confirmed by the shareholders of the Corporation on February 28, 2013;

“Subsidiary” means, with respect to a specified Person, any body corporate of which more than 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified Person, and shall include any partnership, joint venture or other Person over which such specified Person exercises direction or control;

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that was not solicited by or on behalf of the Corporation after the date hereof , in respect of which any required financing to complete such Acquisition Proposal is or is reasonably likely to be committed at the appropriate time, and that the Board determines in good faith, after consultation with its financial and legal advisors, (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal (including any requisite Shareholder approval) and the party making such Acquisition Proposal, (ii) is, in the case of an Acquisition Proposal described in clause (i) of the definition of “Acquisition Proposal”, available to all Shareholders; (iii) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the Arrangement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof; provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets” and references to “20% or more of the outstanding Shares” shall be deemed to be references to “a majority of the outstanding Shares”;

“Support and Voting Agreements” means, collectively, the support and voting agreements entered into between the Purchaser and each of the Supporting Shareholders concurrently with the execution of this Agreement;

“Supporting Shareholders” means directors and officers of the Corporation who, as of the date hereof, together hold not less than 16.42% of the issued and outstanding Common Shares;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder; unless otherwise indicated, any reference to the Tax Act shall include the corresponding provisions of the Income Tax Act (British Columbia);

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, instalments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services tax, harmonized sales tax and British Columbia goods and services tax, value added, ad valorem, transfer, franchise, withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Tax Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required to be filed with a Governmental Entity with respect to Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 6.5;

“TSX” means the Toronto Stock Exchange.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Schedule or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement.

1.3                               Extended Meanings

In this Agreement, words importing the singular number include the plural and vice versa, words importing any gender include all genders, and the terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”, respectively.

1.4                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                               Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS and past practice.

1.8                               Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

1.9                               Knowledge

In this Agreement, references to “the knowledge of the Corporation” means the actual knowledge, in their capacity as directors and/or officers of the Corporation and not in their personal capacity or in any other capacity, as of the date of this Agreement, of each of Roger Hardy, Nicholas Bozikis, Gary Collins, Steve Bochen and Peter Lee after reasonable inquiry, and does not include any constructive, implied or imputed knowledge or awareness. Disclosure of information by the Corporation as at the time of this Agreement in the Disclosure Letter will be deemed to be disclosure of such information for all purposes of this Agreement, and, without limiting the generality of the foregoing, shall be deemed to qualify and limit all representations and warranties of the Corporation set forth in this Agreement, whether or not such disclosure refers to one or more Articles, sections or other portions of this Agreement.

1.10                        Schedules

The following Schedules are attached to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Arrangement Resolution

ARTICLE 2
ARRANGEMENT

2.1                               Plan of arrangement

The Corporation and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                               Interim Order

As soon as practicable following the date hereof, but in any event in sufficient time to hold the Meeting in accordance with Section 2.4, the Corporation shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things:

(a)                                 for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)                                 that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution (the “Required Vote”) shall be:

(i)                                     at least 66-2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting; and

(ii)                                  to the extent required pursuant to the provisions of MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, but excluding the votes of Common Shares beneficially owned or over which control or direction is exercised by any “related party” (as defined in MI 61-101) of the Corporation that is entitled to receive, directly or indirectly, as a consequence of the transactions contemplated hereunder, a “collateral benefit” (as defined in MI 61-101);

(c)                                  that, in all other respects, the terms and conditions of the Corporation’s by-laws, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)                                 for the grant of the Dissent Rights to Shareholders who are registered holders of Common Shares;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(f)                                   that the Meeting may be adjourned or postponed from time to time by the Corporation without the need for additional approval from the Court.

2.3                               Circular

(a)                                 As promptly as reasonably practicable after the execution and delivery of this Agreement, the Corporation shall prepare and complete the Circular, together with any other documents required to be filed or prepared by the Corporation under Securities Laws or other applicable Laws in connection with the Meeting. The Corporation shall provide Purchaser and its representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and will incorporate therein all reasonable comments made by them.

(b)                                 As promptly as reasonably practicable thereafter (but in any event no later than 15 Business Days after the execution and delivery of this Agreement), but subject to the Purchaser complying with Section 2.3(d), the Corporation shall cause the Circular and other documentation required in connection with the Meeting to be mailed to the Shareholders and filed as required by applicable Laws and in accordance with the Interim Order, and shall take all measures necessary to abridge the time period contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer pursuant to Section 2.20 thereof.

(c)                                  The Corporation will ensure that the Circular complies with all applicable Laws. Without limiting the generality of the foregoing, the Corporation will ensure that the Circular (i) does not contain any Misrepresentation (other than with respect to any information furnished by or on behalf of the Purchaser or Newco), (ii) complies with National Instrument 51-102 — Continuous Disclosure Requirements and Form 51-102F5 thereunder, and (iii) provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting. The Circular will also include the recommendation of the Board that the Shareholders vote in favour of the Arrangement Resolution (unless such recommendation has been withdrawn, modified or amended in accordance with this Agreement) and a copy of the fairness opinion referred to in Section 3.1(c).

(d)                                 The Purchaser will, in a timely and expeditious manner, furnish the Corporation with all such information regarding the Purchaser and its affiliates, including Newco, as may reasonably be required pursuant to applicable Laws to be included in the Circular or to be filed with Governmental Entities or delivered to Shareholders in connection with the transactions contemplated herein.  If requested by the Corporation, the Purchaser will provide to the Corporation a certificate of the Purchaser, signed by a senior officer of the Purchaser, certifying that the information relating to Purchaser and its affiliates, including Newco, contained in the Circular does not contain any Misrepresentation.

(e)                                  The Purchaser and the Corporation shall each promptly notify each other if, at any time before the Effective Time, it becomes aware that the Circular contains any Misrepresentation, or that an amendment or supplement to the Circular is otherwise required under applicable Laws. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, and shall cause the same to be mailed to the Shareholders and filed as required by applicable Laws.

2.4                               Meeting

(a)                                 As promptly as reasonably practicable after the execution and delivery of this Agreement, the Corporation shall call and hold the Meeting in accordance with applicable Laws.

(b)                                 The Meeting shall be conducted by the Corporation in compliance with the articles and by-laws of the Corporation and applicable Laws and the Corporation agrees not to cancel, adjourn or postpone the Meeting without the prior consent of the Purchaser except:

(i)                                     as required for quorum purposes (in which case the Meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)                                  pursuant to Section 4.4(g) or 6.4 hereof; or

(iii)                               for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(c)                                  The Arrangement Resolution shall be the first matter on the agenda for the Meeting, unless otherwise previously agreed to in writing by the Purchaser. The Corporation hereby confirms that, other than the Required Vote, no other approval, authorization or action is required from the Shareholders in connection with the transactions contemplated by this Agreement pursuant to applicable Laws, including the CBCA, MI 61-101 and the rules of the TSX and the Nasdaq.

(d)                                 The Corporation will use its commercially reasonable efforts to solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution, including, at the request and expense of the Purchaser, using the services of proxy solicitation agents. The Corporation shall co-operate with the Purchaser and any proxy solicitation agents or the representative of the Purchaser hired by the Purchaser, if any, to assist in the solicitation of proxies in respect of the Meeting. The Corporation will advise the Purchaser as it may reasonably request, and on a daily basis on each of the last ten Business Days prior to the Meeting, as to the aggregate tally of the proxies received by the Corporation in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.

(e)                                  At the request of the Purchaser, the Corporation shall provide the Purchaser with: (i) a list of the registered shareholders of the Corporation, together with their addresses and respective holdings of Shares; (ii) a list of the holders of Options, together with their addresses and respective holdings of Options; and/or a list of participants and book-based nominee registrants such as CDS & Co, CEDE &Co. and DTC, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares. The Corporation shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Corporation’s shareholders, and lists of securities positions or other assistance as the Purchaser may reasonably request in order to be able to communicate with the Corporation’s shareholders with respect to the Arrangement.

(f)                                   The Corporation will promptly advise the Purchaser of any written notice of Dissent Rights exercised or purported to have been exercised by any Shareholder received by the Corporation in relation to the Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by the Corporation and, subject to applicable Laws, any written communications between the Corporation and any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(g)                                  The Corporation shall provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser for inclusion in such material, prior to the service and filing of that material, and shall accept all reasonable comments by the Purchaser and its legal counsel. The Corporation shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the provisions of this Agreement and the Plan of Arrangement. In addition, the Corporation will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order such as counsel considers appropriate, provided that the Corporation is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.  The Corporation shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Corporation or its legal counsel in respect of the Final Order or any appeal therefrom. Subject to applicable Laws, the Corporation shall not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws and that nothing herein shall require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials under this Agreement.

2.5                               Final Order

If the Arrangement Resolution has been approved by the Shareholders at the Meeting in accordance with the Interim Order, subject to the provisions of this Agreement, the Corporation shall as soon as practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.6                               Payment of Consideration

The Purchaser will, no later than immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds in escrow to complete all of the transactions contemplated by this Agreement, including the Aggregate Option Consideration.  The Aggregate Option Consideration shall be deposited with the Depositary by the Purchaser, for the benefit of the Optionholders, no later than immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director. The Aggregate Option Consideration so deposited by the Purchaser shall be used by the Corporation for the payment of the Option Consideration in respect of “in-the-money” Options as provided for in Section 2.10 of this Agreement.

2.7          Articles of Arrangement; Effective Date¸

On or before the third Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date), and unless another date is agreed to in writing by the parties, the Corporation shall file the Articles of Arrangement with the Director as may be required under the CBCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective as of the Effective Time and the steps to be carried out pursuant to the Arrangement shall become effective in the order set forth in the Plan of Arrangement. The Corporation acknowledges and agrees that it shall not file Articles of Arrangement unless the Purchaser has confirmed that the conditions in favour of the Purchaser set forth in Article 5 have been satisfied or waived.

2.8          Closing

The closing of the transactions contemplated hereby shall take place at the offices of Fasken Martineau DuMoulin LLP at 8:30 a.m. (Vancouver time), or such other time and place as the parties may agree, on the Effective Date.

2.9          Public Communications

No Party shall issue any press release or otherwise make public statements or make any filing with any Governmental Entity or with the TSX or the Nasdaq with respect to the Arrangement or this Agreement without the prior consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

2.10        Options

The Corporation shall take all such steps as may be necessary to accelerate the vesting of unvested Options, cancel any “out-of-the-money” Options without any payment to the holders thereof and terminate, at the Effective Time, the Stock Option Plan. The Corporation shall use its commercially reasonable efforts to cause holders of “in-the-money” Options to exercise such Options prior to the Effective Time in accordance with the Stock Option Plan, and shall take all such steps as may be necessary to allow such holders of Options to elect, conditional upon the successful completion of the Arrangement, to remit for cancellation “in-the-money” Options in exchange for the payment of the Option Consideration.

2.11        Rights Plan

The Corporation and its board of directors shall take all action necessary, immediately prior to the Effective Time, to waive the application of the Rights Plan to the Arrangement and to ensure that the Rights Plan does not interfere with or impede the completion of the Arrangement.

2.12        Termination of Certain Indebtedness

The Corporation shall deliver to Purchaser at least two (2) Business Days prior to the Effective Date payoff letters from third-party lenders, in form and substance satisfactory to Purchaser, in its sole discretion, with respect to the indebtedness of the Corporation specified by Purchaser to the Corporation no later than ten (10) Business Days prior to such date. On the Effective Date, subject to Purchaser making available necessary funds to do so, the Corporation shall use its commercially reasonable efforts to cause such indebtedness (and all related Contracts to which the Corporation is a party or by which it is bound) to be permanently terminated, as requested by Purchaser, and, to the extent the indebtedness is secured by hypothecs or other Encumbrances, shall use its commercially reasonable efforts to cause such hypothecs or other Encumbrances to be released by the third-party lenders. The Corporation hereby covenants, if notified by Purchaser no later than five (5) Business Days prior to the Effective Date, to grant Encumbrances in favour of, or as directed by, the Purchaser that are substantially identical to the Encumbrances, if any, that were securing the indebtedness or credit facilities repaid in accordance with this Section 2.12, such Encumbrances to be granted immediately prior to and in anticipation of such repayment.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties in respect of the Corporation

Except as disclosed in the Disclosure Letter, the Corporation hereby represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                 Organization, Standing and Corporate Power. Except as otherwise disclosed in the Disclosure Letter, the Corporation has been duly amalgamated, is validly existing and in good standing under the CBCA and has all necessary corporate power and authority to own and operate its assets and properties as now owned and to carry on its business as now conducted. The Corporation is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the nature of its activities makes such registration necessary, except where the failure to be so registered or authorized or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has all governmental licences, authorizations, permits, consents and approvals require to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licences, authorizations, permits, consents and approvals the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

The copies of the constating documents of the Corporation made available to the Purchaser are accurate and complete and have not been amended or superseded, and the Corporation has not taken any action to amend or supersede such documents.

(b)           Authority; No Conflict. Except as otherwise disclosed in the Disclosure Letter, the Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by this Agreement have been duly authorized by the Board and, except as contemplated in Article 2, no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law relating to or affecting creditors’ rights generally and by general principles of equity.

The execution and delivery by the Corporation of this Agreement, and the completion of the transactions contemplated hereby, will not:

(i)            result (with or without notice or the passage of time) in a material violation, conflict or breach of, or constitute a material default under, in respect of or require any material consent to be obtained under or give rise to any material third party right of termination, amendment, first refusal, shot-gun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(A)          the Corporation’s certificate of amalgamation, articles, by-laws, or other charter documents or any shareholders’ agreement of the Corporation;

(B)          any order of any court or Governmental Entity or any applicable Laws (subject to obtaining the Regulatory Approvals from Governmental Entities referred to in paragraph (d) below);

(C)          any Material Contract;

(ii)           give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Corporation, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Corporation to cease to be available;

(iii)          give rise to any contractual obligation on the Corporation to make any “change of control” payment or other such similar payment; or

(iv)          result in the imposition of any Encumbrance upon any assets of the Corporation, except for Permitted Encumbrances.

(c)                                  Board Approval. The Board and the Special Committee have received opinions from Guggenheim Securities, LLC and BMO Nesbitt Burns Inc., respectively, as to the fairness, from a financial point of view, of the consideration payable to the Shareholders under the Arrangement. The Board, after consultation with its financial and legal advisors and following a unanimous favourable recommendation from the Special Committee, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Corporation, and has unanimously resolved to recommend that Shareholders vote their Common Shares in favour of the Arrangement Resolution. The Board has unanimously approved the execution and performance of this Agreement.

(d)                                 Consents and Approvals. No Regulatory Approval is required to be obtained or made by the Corporation in connection with the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement, including the consummation of the Arrangement, other than (i) the acceptance of the Arrangement by the TSX, (ii) the Interim Order, (iii) the Final Order, (iv) the Certificate of Arrangement, (v) the filing of the Articles of Arrangement, (vi) the Competition Act Approval, and (vii) such other Regulatory Approvals the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially adversely affect the Corporation’s ability to execute and deliver, or to perform its obligations under this Agreement.

(e)                                  Capital Structure. Except as otherwise disclosed in the Disclosure Letter, the authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited amount of Class A preferred shares without par value. As of the date hereof, there were 32,807,334 Common Shares issued and outstanding and no Class A preferred shares issued and outstanding. Except as described in the Disclosure Letter, as of the date hereof, there were no (i) options, warrants, bonds, debentures, conversion privileges or other rights, agreements, arrangements or commitments obligating the Corporation to issue or sell any Shares or securities or obligations of any kind convertible into or exchangeable for any Shares, (ii) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities of the Corporation or rights granted by the Corporation that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of the Shares, (iii) voting trusts, proxies or other similar agreements or understandings to which the Corporation is a party or by which the Corporation is bound with respect to the voting of any Shares, (iv) shareholder rights plans, “poison pills” or other similar agreements or understandings to which the Corporation is a party or by which the Corporation is bound, or (v) contractual obligations or commitments of any character to which the Corporation is a party or by which the Corporation is bound restricting the transfer of, or requiring the registration for sale of, any Shares. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such Common Shares have been issued in violation of any preemptive or similar rights), and all Shares issuable upon the exercise of rights under (i) above in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued, fully paid and non-assessable. All outstanding Common Shares have been issued in compliance with all applicable Securities Laws and other corporate Laws.

(f)            Subsidiaries. The following information with respect to each Subsidiary of the Corporation is set forth in the Disclosure Letter: (i) its legal name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary of the Corporation is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate or organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Corporation is, directly or indirectly, the record and beneficial owner of all the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Encumbrances other than Permitted Encumbrances. All of such shares and other equity interests have been issued, fully-paid and non-assessable (and no such shares or other equity interests have been issued in violation of any preemptive or similar rights). As of the date hereof, except for the equity interests owned by the Corporation or by any Subsidiary, neither the Corporation nor any Subsidiary of the Corporation owns, beneficially or of record, any equity interest of any kind in any other Person.

(g)           Compliance with Laws.  The Corporation, its Subsidiaries and, to the knowledge of the Corporation, their respective directors and officers, have conducted and are conducting their activities or business in compliance with all applicable Laws (including for greater certainty all Money Laundering Laws and Environmental Laws), except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any violation of any applicable Law (including for greater certainty all Money Laundering Laws and Environmental Laws).

(h)           Compliance with applicable Eye Care Laws. The Corporation, its Subsidiaries and to the knowledge of the Corporation, their respective directors and officers, have conducted and are conducting their activities or business in compliance with all applicable Eye Care Laws, except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any violation of any applicable Eye Care Laws.

(i)            Regulatory Compliance. The Corporation and each of its Subsidiaries have obtained and are in compliance with all licenses, permits (including permits required by applicable Environmental Laws), Regulatory Approvals, certificates, consents, orders, grants, procedures and standards and other authorizations of or from any Governmental Entity that are applicable to or held by any of them or are necessary to conduct their respective businesses as they are now being conducted (collectively, “Permits”), except for such Permits the failure of which to obtain or comply with would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of the Permits are in full force and effect except for such failures to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  There has not occurred within the last three years any violation of, or any default under, or any event or claim giving rise to or that would reasonably be expected to give rise to any right of termination, revocation, adverse modification, non-renewal, suspension, or cancellation of any Permit, no application or proceeding is pending or, to the knowledge of the Corporation, threatened with respect to any of the foregoing and no Governmental Entity has provided the Corporation, or any of its Subsidiaries with written notice of any of the foregoing, except for any such violation, default, event, claim, application, proceeding or notice as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)            Environmental Matters.

(i)            No written notice, claim, order, complaint or penalty has ever been received by the Corporation, any of its Subsidiaries or any of their respective directors, officers or employees alleging that the Corporation, any of its Subsidiaries or any of their respective directors, officers of employees is in material violation of, or has any material liability or potential material liability under, any Environmental Law or Permit or relating to Hazardous Materials, and there are no proceedings pending or, to the knowledge of the Corporation, threatened against the Corporation, any of its Subsidiaries or any of their respective directors, officers or employees alleging a material violation of, or any material liability or potential material liability under, any Environmental Law or Permit or relating to Hazardous Materials and, to the knowledge of the Corporation, there are no facts or circumstances that would reasonably be expected to give rise to any such notice, claim, order, complaint, penalty, or proceedings;

(ii)           Neither the Corporation nor any of its Subsidiaries nor any of their respective directors, officers or employees and, to the knowledge of the Corporation, no other person has caused, contributed to, acquiesced in or permitted any release of a Hazardous Material on, at, from or under any real or immovable property currently or formerly owned, operated, occupied or otherwise utilized by the Corporation or any of its Subsidiaries (including without limitation any location used for the storage, disposal, recycling or other handling of any hazardous materials) that is reasonably likely to form the basis of any material claim against the Corporation or any of its Subsidiaries.

(iii)          Neither the Corporation nor any of its Subsidiaries has transported, removed, handled, treated or disposed of or otherwise dealt with any Hazardous Material at or to a location that, to the Corporation’s knowledge, is not duly authorized by the appropriate Governmental Entity to receive such Hazardous Material.

(iv)          Neither the Corporation nor any of its Subsidiaries has received any written notice of any claim, order, complaint, penalty or restriction of any nature arising, resulting under or pursuant to any Environmental Law with respect to any of the Leased Real Property or any real or immoveable property formerly occupied by the Corporation or any of its Subsidiaries.

(v)           Neither the Corporation nor any of its Subsidiaries has, either expressly or by operation of Law, assumed responsibility for or agreed to indemnify or hold harmless any Person for any material liability or obligation arising under Environmental Law.

(k)           There are no assessments, reports, data or other material communications (including correspondence with Governmental Entities) with respect to material environmental health or safety matters relating to the business of the Corporation or its Subsidiaries that have not been made available to the Purchaser.

(l)            Restriction on Business Activities. Except as otherwise disclosed in the Disclosure Letter, there is no judgement, injunction, order or decree binding upon the Corporation or any of its Subsidiaries that has (including following the transactions contemplated by this Agreement) or would reasonably be expected to have the effect of prohibiting, restricting or impairing, in any material respect, the type of business which may be conducted by the Corporation or any Subsidiary, the geographic area in which all or a material portion of the Corporation or any Subsidiary may be conducted or the business activities of the Corporation or such Subsidiary.

(m)          Securities Legislation.  The Corporation is a “reporting issuer” under applicable Securities Laws and is not in default of any material requirements of any applicable Securities Laws. The Common Shares are listed on the TSX and the Nasdaq, and the Corporation is not in default of any material requirements of the

TSX or the Nasdaq. The Corporation has not taken any action to cease to be a reporting issuer in any province or state nor has the Corporation received notification from any applicable Securities Authority seeking to revoke the reporting issuer status of the Corporation. No delisting, suspension of trading in or cease trading order with respect to any securities of the Corporation and, to the knowledge of the Corporation, no inquiry or investigation (formal or informal) of any Securities Authority, is pending, in effect or ongoing or threatened or reasonably expected by the Corporation to be implemented or undertaken.

(n)           Public Documents. Except as otherwise disclosed in the Disclosure Letter, the Corporation has filed with or furnished to all applicable Securities Authorities, the TSX and the Nasdaq all of the Public Documents that the Corporation was required to file or furnish pursuant to applicable Securities Laws and the rules of the TSX and the Nasdaq. The Public Documents, at the time filed, complied in all material respects with the requirements of applicable Securities Laws, the TSX and the Nasdaq and did not contain any Misrepresentation. Except to the extent that information contained in any Public Document has been revised or superseded by a later filed Public Document, the Public Documents do not contain any Misrepresentation. The Corporation has not filed any confidential material change report with the Securities Authorities which, as of the date hereof, remains confidential. The Corporation has not received any written notice from the Securities Authorities that any of the Public Documents is the subject of any ongoing review by the Securities Authorities, other than customary periodic reviews by the Securities Authorities in the ordinary course.

(o)           Financial Statements.

(i)            The Financial Statements included in the Public Documents were prepared in accordance with IFRS, applied on a consistent basis as in effect on the date of such Financial Statements (except as otherwise stated in the notes thereto), and fairly present, in all material respects, the consolidated financial position of the Corporation and its Subsidiaries as of the date thereof and their consolidated comprehensive earnings (loss), shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements).

(ii)           The Corporation does not intend to correct or restate, nor, to the knowledge of the Corporation, is there any reasonable basis for any correction or restatement of any of the Financial Statements. The selected financial data and the summary financial information included in the Public Documents present fairly, in all material respects, the information shown therein and have been compiled on a basis consistent with that of the Financial Statements included in the Public Documents.

(iii)          There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the

Corporation or any of its Subsidiaries with unconsolidated entities or other Persons.

(iv)          The financial books, records and accounts of the Corporation and each Subsidiary in all material respects: (i) have been maintained in accordance with IFRS on a basis consistent with prior periods; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of the Corporation and each Subsidiary; and (iii) accurately and fairly reflect the basis for the Corporation’s Financial Statements.

(p)           Disclosure Controls. The Corporation has designed disclosure controls and procedures (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance that material information relating to the Corporation is made known to its Chief Executive Officer and its Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in such applicable Securities Laws. The Corporation has designed internal controls over financial reporting (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation is not aware of any material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design of its internal controls over financial reporting. The Corporation has not received any written complaint, allegation, assertion or claim regarding its accounting or auditing practices or its internal accounting controls, including any complaint, allegation, assertion, or claim that the Corporation has engaged in questionable accounting or auditing practices, in each case which would reasonably be expected to materially adversely affect the integrity of the Corporation’s financial reporting and which has not been remediated.

(q)           Books and Records. Except as otherwise disclosed in the Disclosure Letter, the minute books of the Corporation and its predecessor companies and its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, are complete and accurate in all material respects and contain minutes or draft minutes of all meetings and resolutions of the directors and shareholders.

(r)            Absence of Certain Changes or Events. Except as otherwise disclosed in the Disclosure Letter, since October 31, 2013, the Corporation has conducted its business in the ordinary course of business, and there has not been any change, effect, event, occurrence, state of facts, circumstance or development arising in such period that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. In addition, except for the transactions contemplated by this Agreement or in the notes to the Financial Statements, since October 31, 2013, the Corporation has not taken any action that would have been prohibited under Section 4.1 if such action had been taken after the date hereof.

(s)            Certain Practices. Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any or their respective officers, directors or employees or agents acting on behalf of the Corporation or any of its Subsidiaries, has, made, offered or authorized the use of, or used, any corporate funds or provided anything of value (i) for unlawful payments, contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) to foreign or domestic government officials or employees in violation of the Corruption of Foreign Public Officials Act (Canada), the United Stated Foreign Corrupt Practises Act of 1977 or any similar applicable domestic or foreign anti-corruption or anti-bribery Laws, or (ii) for a bribe, rebate, payoff, influence payment, kickback or other similar payment in violation of any applicable Law.

(t)            Litigation. Section 3.1(t) of the Disclosure Letter sets forth (i) all litigation to which the Corporation is a party that, if adversely determined, would reasonably be expected to result in a claim against the Corporation for an amount in excess of $500,000, and (ii) all material litigation involving the Corporation related to regulatory matters. There is no suit, arbitration, claim, action or proceeding pending or, to the knowledge of the Corporation, threatened against the Corporation, any of its Subsidiaries, or the business, assets or operations of the Corporation before any Governmental Entity that, if adversely determined, would reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Corporation, nor any of its Subsidiaries, is subject to any outstanding order, writ, judgment, injunction, decree or arbitration order or award in respect of their business properties, assets or otherwise that has had or would reasonably be expected to have a Material Adverse Effect or prevent or materially delay the completion of the Arrangement.

(u)           Suppliers. The Disclosure Letter sets forth the Corporation’s top 10 suppliers (determined on the basis of aggregate dollar purchase volume) for each of the last two fiscal years. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has received any notice (whether formal or informal) that any of such suppliers intends to cancel, terminate, materially adversely renegotiate or otherwise materially adversely modify or not renew its relationship with the Corporation or any of its Subsidiaries.

(v)           Material Contracts. The Disclosure Letter sets forth all of the Material Contracts to which the Corporation, or any of its Subsidiaries, is a party or by which it is bound (specifying the date of each Material Contract and the counterparty thereto). Copies of such Material Contracts which are true and complete in all material respects have been provided or made available to the Purchaser.

(i)            Each of the Material Contracts is in full force and effect and is a valid and binding obligation of the Corporation, or its Subsidiaries, as applicable, and, to the knowledge of the Corporation, a valid and binding obligation of the other parties thereto, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law relating to or affecting creditors’ rights generally and by general principles of equity; and

(ii)           Neither the Corporation or any of its Subsidiaries, nor, to the knowledge of the Corporation or any of its Subsidiaries, the other parties thereto, is in material breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract, and neither the Corporation nor any of its Subsidiaries, has received or given any notice of default or non-renewal under or of any such Material Contract which remains uncured, and, to the knowledge of the Corporation, there exists no state of facts which after notice or lapse of time or both would constitute a material default or material breach of such Material Contract.

(w)          Intellectual Property.

(i)            The Disclosure Letter contains a complete list and brief descriptions of (A) all unregistered Intellectual Property owned by the Corporation or any of its Subsidiaries that is material to the conduct of its business as currently conducted or is material to fulfilling any contractual obligations of the Corporation or any of its Subsidiaries, (B) all Intellectual Property which has been registered and for which applications for registrations have been filed, by or on behalf of the Corporation or a predecessor corporation in any jurisdiction or any of its Subsidiaries (the “Registered Intellectual Property”), and (C) any Intellectual Property licensed to the Corporation or any of its Subsidiaries that is material to the business as currently conducted or is material to fulfilling any contractual obligations of the Corporation or any of its Subsidiaries.

(ii)           The Corporation or any of its Subsidiaries is the sole registered and beneficial owner of, or has been granted pursuant to valid, written license agreements all necessary rights for the continuing use of, the Intellectual Property that is material to the conduct of its business as currently conducted or material to fulfilling any contractual obligations of the Corporation or any of its Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances, except that certain registrations of Registered Intellectual Property are under the name of a predecessor corporation.

(iii)          The Registered Intellectual Property is in full force and effect and has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or loss of enforcement rights of any such Registered Intellectual Property, except that certain registrations of Registered Intellectual Property are under the name of a predecessor corporation. No application for registration of any Registered Intellectual Property made by or on behalf of the Corporation or any of its Subsidiaries has been rejected. The Corporation has not received any written notice of a challenge by any Person to the validity or ownership of, or the opposition by any Person to the registration of, any of the Registered Intellectual Property.

(iv)          To the knowledge of the Corporation or any of its Subsidiaries, no Person has infringed or is infringing, making unauthorized use or disclosure of, misappropriating, or violating the rights of the Corporation or any of its Subsidiaries with respect to any of the Intellectual Property owned by the Corporation or any of its Subsidiaries, or challenges the ownership, use, validity or enforceability of any such Intellectual Property.

(v)           To the knowledge of the Corporation, the carrying on of the business of the Corporation and any of its Subsidiaries and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the Intellectual Property owned by the Corporation or any of its Subsidiaries does not breach, violate, infringe or interfere with any rights of any other Person. There is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others, against the Corporation or any of its Subsidiaries to the effect that the Corporation or any of its Subsidiaries has infringed or is infringing, making unauthorized use or disclosure of, misappropriating, or violating or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property. Neither the Corporation nor any of its Subsidiaries has intentionally refrained from commencing operations in any other jurisdiction due to fear of infringement litigation.

(vi)          To the knowledge of the Corporation, the Intellectual Property owned by the Corporation or any of its Subsidiaries does not contain, in whole or part, any open source, public source or freeware software or any code which is subject to any Contract that would oblige the Corporation or any of its Subsidiaries to make source code forming part of the Intellectual Property owned by the Corporation or any of its Subsidiaries publicly available, to grant rights in such Intellectual Property to any other Person, or to assign or license to any other Person any rights in such Intellectual Property or derivatives thereof.

(vii)         The Intellectual Property owned by the Corporation or any of its Subsidiaries does not include any Intellectual Property in respect of which any officers, employees, consultants or independent contractors of the Corporation or any of its Subsidiaries have any rights, and all current and former consultants or independent contractors have assigned in writing all of their rights in such Intellectual Property to the Corporation or its

Subsidiaries and have waived in writing any moral rights that they may hold in any assigned Intellectual Property consisting of copyrighted works. To the knowledge of the Corporation, no current or former officers, employees, consultants or independent contractors of the Corporation or any of its Subsidiaries have claimed any ownership interest in any Intellectual Property owned by the Corporation or any of its Subsidiaries.

(viii)        The Corporation and each of its Subsidiaries has taken reasonably appropriate measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information. To the knowledge of the Corporation, none of the trade secrets and other confidential information owned by the Corporation or any of its Subsidiaries are part of the public domain or knowledge, nor have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for the Corporation or of any of its Subsidiaries.

(x)           Computer Systems. The Computer Systems adequately meet, in all material respects, the data processing and other computing needs of the business of the Corporation as presently conducted, and, to the knowledge of the Corporation, function and operate in all material respects according to their specifications consistent with all documentation provided with such Computer Systems (subject to ordinary course wear and tear and performance degradation). The Corporation and each of its Subsidiaries has adequate measures in place to ensure that the Computer Systems contain reasonably appropriate virus protection and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to, system programs and data files comprised by the Computer Systems. To the knowledge of the Corporation, there have been no material successful unauthorized intrusions or breaches of the security of the Computer Systems.

(y)           Privacy and Security. The Corporation and each of its Subsidiaries takes reasonably appropriate steps to protect the confidentiality, integrity and security of all information stored or contained in, or transmitted by, their Computer Systems, networks and Internet sites from unauthorized or improper access, modification, transmittal or use. To the knowledge of the Corporation, no Person has obtained unauthorized access to information and data that identifies or locates a particular person (including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number) in the Corporation’s or any of its Subsidiaries’ possession, nor has there been any other compromise of the security, confidentiality or integrity of such information or data. The Corporation and each of its Subsidiaries has complied and is complying in all material respects with all applicable Laws, industry standards and internal policies relating to privacy, personal data protection, and the collection, processing and use of personal information of any type (whether via electronic means or otherwise). The operation of the business of the Corporation and of each of its Subsidiaries has not and does not violate in any material respect any right to privacy of any third person, or constitute unfair competition or trade practices under applicable Law.

(z)           Title to Assets.  Except as otherwise disclosed in the Disclosure Letter, the Corporation and each of its Subsidiaries has good and valid title to, or in the case of leased assets, valid leasehold interests in, all of the assets reflected on the consolidated statement of financial position contained in the Financial Statements, free and clear of any Encumbrances, except for (i) assets which were sold or disposed of in the ordinary course of business consistent with past practice since the date of such Financial Statements; (ii) Permitted Encumbrances; and (iii) other Encumbrances that do not materially impair or materially interfere with the present use of the assets to which they relate. There are no outstanding agreements, options, offers, commitments or other rights to purchase, or obligations to sell, assets or rights of the Corporation or any of its Subsidiaries except for the acquisition or disposition of assets in the ordinary course of the business consistent with past practice. The Corporation and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal and movable property leased by and material to the Corporation and its Subsidiaries as now used, possessed and controlled by the Corporation or any of its Subsidiaries, as applicable.

(aa)         Real Property.

(i)            Neither the Corporation nor any of its Subsidiaries owns or has ever owned title in fee simple to any real property.

(ii)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A)          each Lease for real or material immovable property leased, subleased, licenced or occupied by the Corporation or its Subsidiaries (the “Leased Real Property”) is in full force and effect, valid, legally binding and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law relating to or affecting creditors’ rights generally and by general principles of equity; and

(B)          none of the Corporation or any of its Subsidiaries is in breach of or in default under such Lease, and, to the knowledge of the Corporation, no event has occurred which, with notice, lapse of time or both, would constitute a breach or a default by any party to the Leases or permit termination, modification or acceleration by any third party thereunder.

(iii)          Except as otherwise disclosed in the Disclosure Letter, copies of each of the Leases for Leased Real Property (including all related amendments,

supplements, notices and ancillary agreements) which are true and complete in all material respects have been made available to the Purchaser.

(iv)          None of the Leases have been assigned by the Corporation or any of its Subsidiaries in favour of any Person or sublet or sublicensed other than as disclosed in writing to the Purchaser.

(v)           Except for the Leased Real Property neither the Corporation nor any of its Subsidiaries has ever owned, controlled, operated or held any interest in any real property.

(vi)          Except as otherwise disclosed in the Disclosure Letter, neither the Corporation nor any of its Subsidiaries has or has ever held any interest, whether legal or beneficial, in any entities that own, occupy, use, operate, control, lease, sub-lease, have a licence for, manage, have possession or have the right of control of a real or immovable property.

(bb)         Insurance.  The material insurance policies maintained by the Corporation and its Subsidiaries are listed in the Disclosure Letter.  Such policies and insurance provide reasonable insurance coverage with respect to the risks and losses to which they relate, remain in full force and effect, and no written notice of cancellation or termination has been received by the Corporation with respect to such policies.  Neither the Corporation, nor any of its Subsidiaries, is in material default under the terms of any such policy, and all premiums due in respect of such policies have been paid in full in a timely fashion. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has done or omitted to do anything which could make such policies void or voidable, or cause a significant increase in the cost for maintaining comparable insurance coverage following the date hereof. There is no claim outstanding under such policies as to which the Corporation or any of its Subsidiaries has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies.

(cc)         Employee Matters.

(i)            The Disclosure Letter contains a no-name list of all employees and independent contractors/consultants of the Corporation as of the date of this Agreement setting forth the position, status, date of hire, location of employment, compensation, bonus arrangements and Benefit Plan entitlements of each employee.

(ii)           Except as otherwise disclosed in the Disclosure Letter, no employee is on long-term disability leave, extended absence or receiving benefits pursuant to the Workers Compensation Act and associated regulations or any other applicable Law of similar nature or effect. Except for employees currently on leave, no employee receives any compensation or benefits from the

Corporation other than for services rendered to the Corporation and related to his or her assigned functions.

(iii)          The Corporation has complied, and is in compliance in all material respects with all applicable Laws relating to employment matters, including without limitation, calculation and payment of wages, hours of work, equal employment opportunity, pay equity, human rights, language in the workplace and other hiring practices, workers’ compensation, privacy and protection of personal information, payroll Taxes. There are no outstanding decisions, orders, settlements or pending settlements under employment or labour, human rights, pay equity, occupational health and safety, workers’ compensation, language or any similar Laws of any jurisdiction, which place any obligation upon the Corporation to do or refrain from doing any act in relation to employment of the employees, and to the knowledge of the Corporation, no claim has been filed, made or commenced, against the Corporation, under such Laws. In particular, the Corporation is in compliance in all material respects with the Workers Compensation Act and associated regulations and is not subject to outstanding inspection orders or assessments thereunder based upon communications between the Corporation and WorkSafe BC.

(iv)          All amounts due or accrued for all salary, wages, bonuses, commissions, overtime, vacation with pay, sick days and benefits under Benefit Plans and other similar accruals have either been paid or are accurately reflected in the books and records of the Corporation or of the applicable Subsidiary.

(v)           There are no employment Law related claims or outstanding orders, awards or rulings with, against or relating to the Corporation, pending or, to the knowledge of the Corporation, threatened, which have resulted in or would reasonably be expected to result, individually or in aggregate, in a Material Adverse Effect. To the knowledge of the Corporation, there exists no factual or legal basis on which any such claims would reasonably be expected to be commenced.

(vi)          True and complete copies of any written employment agreements, contracts of engagement or services agreements with officers and key employees of the Corporation were provided or made available to the Purchaser. Except as set forth in these agreements, the Corporation has not made any agreement or commitment with respect to the length of the period of notice, the payment of severance or otherwise required to terminate the employment of any employee of the Corporation.

(vii)         The Corporation is not a party to any written agreement pursuant to which either (A) severance or termination payments to any director, officer or employee may be required to be paid, waived or renounced solely as a result of the completion of the transactions contemplated by this

Agreement, or (B) any employee or consultant who is bound by confidentiality, non-competition or non-solicitation covenants with the Corporation is relieved thereof solely as a result of the completion of the transactions contemplated by this Agreement.

(viii)        Neither the Corporation nor any of its Subsidiaries is a party, either directly or indirectly, or by operation of law to any Collective Agreement, contract or other agreement with any trade union or employee association, and there have been no commitments made to, or negotiations with any trade union or employee association with respect to any future agreements.

(ix)          To the knowledge of the Corporation, there is no organizational effort presently being made or threatened by or on behalf of any labour union or employee association with respect to employees of the Corporation. There has not been, nor is there existent or, to the knowledge of the Corporation, threatened any labour dispute, grievance, strike, slowdown, picketing or work stoppage with respect to the employees of the Corporation.

(x)           All assessments, penalties, fines, liens, charges, surcharges or other amounts which are due or overdue and payable under the Workers’ Compensation Act (British Columbia) or any other applicable workers’ compensation or occupational health and safety legislation in relation to the Corporation have been paid and there are no outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts owed which are due or overdue and payable but unpaid.  The Corporation has not been reassessed in any material respect under any applicable workplace safety and insurance or occupational health and safety legislation during the past three (3) years and, to the knowledge of the Corporation, no audit of the Corporation is currently being performed pursuant to such legislation.  No events have occurred with respect to the Corporation which are likely to result in any significant increase in any workers’ compensation board’s assessment or any similar assessment payable by the Corporation.

(dd)         Benefit Plans.

(i)            The Disclosure Letter lists all private Benefit Plans maintained or contributed to by the Corporation, true and complete copies of which were provided or made available to the Purchaser (together with all related material documentation which accurately describe the benefits provided thereunder). No Benefit Plan is or is intended to be a “registered pension plan” as defined in the Income Tax Act (Canada).

(ii)           Each Benefit Plan has been administered in all material respects according to its terms and applicable Laws and there are no outstanding violations or defaults thereunder nor any actions, claims or other proceedings pending or, to the knowledge of the Corporation, threatened with respect to any Benefit Plan. No Benefit Plan is currently under a governmental investigation or audit and, to the knowledge of the Corporation, no such investigation or audit has been threatened.

(iii)          All contributions or premiums required to be made by the Corporation under the terms of each Benefit Plan or pursuant to applicable Laws have been made in a timely fashion in accordance in all material respects with applicable Laws and the terms of the Benefit Plans, and the Corporation does not have any unfunded liabilities with respect to any of the Benefit Plans which have not been accrued in the Financial Statements. No event has occurred which, to the knowledge of the Corporation, could subject the Corporation to any material liability with respect to any tax, penalty or fiduciary duty in connection with any Benefit Plan which has not been accrued in the Financial Statements.

(iv)          None of the Benefit Plans covers Persons other than current employees of the Corporation and their dependants and beneficiaries or provides for the payment of post-employment or post-retirement benefits.

(v)           No Person will, as a result of the Corporation entering into and completing the transactions contemplated by this Agreement, become entitled to (i) any retirement, severance, bonus or other similar payment; (ii) except as contemplated by this Agreement, the acceleration of the vesting or the time to exercise of any outstanding stock option or employee benefits, (iii) the forgiveness or postponement of payment of any indebtedness owing by such Person to the Corporation, or (iv) receive any additional payments or compensation under or in respect of any employee benefits (including a cash surrender or similar payment in respect of outstanding stock options). No Benefit Plan exists that would require, as a result of the transactions contemplated by this Agreement, accelerated or increased funding requirements for any Benefit Plan.

(ee)         Tax Matters.

(i)            The Corporation has duly and on a timely basis prepared and filed all Tax Returns and other documents required to be filed by them on or before the date hereof in respect of all Taxes. All such Tax Returns are and shall be correct and complete in all material respects. No extension of time in which to file any such Tax Returns is in effect.

(ii)           The Corporation does not have any liability, obligation or commitment for the payment of Taxes not yet due other than those that have arisen since the date of filing of its most recent Tax Returns in the usual and ordinary course of business or for which adequate provisions in the accounts of the Corporation have been made, and the Corporation is not in arrears with respect to any required withholdings or instalment payments of any kind and no material deficiency for any amount of Taxes has been asserted against the Corporation by any taxing authority.

(iii)          All Taxes payable by the Corporation in respect of all taxation periods that have ended on or before the date hereof, whether or not shown on any Tax Returns or any assessments or reassessments, for which the Corporation is liable have been paid or accrued and adequately reserved on its books and records and the Financial Statements.

(iv)          The Corporation has withheld from each payment made to any of their past and present shareholders, directors, officers, employees, agents, other third parties and non-residents of Canada the amount of all Taxes and other deductions required to be withheld and have paid such amounts, in the form required under the appropriate Laws, or made adequate provision for the payment of such amounts to the proper Governmental Entities (except for the deductions at source and remittance of Taxes relating to the acquisition and cancellation of Options contemplated under the Plan of Arrangement, which deductions at source and remittance shall be made concurrently with the transactions contemplated by this Agreement).  The amount of Tax withheld but not remitted by the Corporation has been and will be retained in its accounts and remitted by them to the appropriate Governmental Entities when due.  The Corporation has remitted all Canada Pension Plan contributions, provincial pension plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by them in respect of its employees and has remitted such amounts to the proper Governmental Entities within the time required under applicable Law, except as would not, individually or in the aggregate, have a Material Adverse Effect.  The Corporation has charged, collected and remitted on a timely basis all Taxes as required under applicable Laws on any sale, supply or delivery whatsoever, made by the Corporation, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(v)           The Corporation is registered under the Excise Tax Act (Canada) and under the Provincial Sales Tax Act (British Columbia).

(vi)          There are no assessments or reassessments of the Corporation’s Taxes that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to the Corporation by any Governmental Entity for any taxation year in respect of which a Tax Return of the Corporation has been audited.  No Governmental Entity has challenged, disputed or questioned the Corporation in respect of Taxes or of any Tax Returns, filings or other reports filed under any applicable tax Law, which remain outstanding. The Corporation is not negotiating any draft assessment or reassessment with any Governmental Entity.  To the knowledge of the Corporation, there exist no contingent liabilities for Taxes or any grounds for an assessment or reassessment, including, without limitation, unreported benefits conferred on Shareholders, aggressive treatment of income, expenses, credits or other claims for deduction under any Tax Return or notice other than as adequately disclosed in the Financial Statements.  The Corporation has not received any indication from any Governmental Entity that an assessment or reassessment of the Corporation is proposed in respect of any Taxes, regardless of its merits, which remains outstanding.  The Corporation has not executed or filed with any Governmental Entity, or are otherwise bound by, any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(vii)         To the knowledge of the Corporation, the Corporation does not have or has not had a permanent establishment in any country or jurisdiction where it has not filed Tax Returns.

(ff)          Indebtedness. No outstanding indebtedness of the Corporation or any of its Subsidiaries to any third party has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Corporation or any of its Subsidiaries, and no event has occurred or is, to the knowledge of the Corporation, impending which, with the lapse of time or the fulfillment of any condition or the giving of notice or the compliance with any other formality would result in any such indebtedness becoming so repayable before its stated maturity date or any such security becoming enforceable and, to the knowledge of the Corporation, no Person to whom any indebtedness of the Corporation or any of its Subsidiaries is owed which is repayable on demand has demanded or, to the knowledge of the Corporation, threatened to demand repayment of, or to take any steps to enforce any security for, the same, in each case which, individually or in the aggregate, would have a Material Adverse Effect.

(gg)         No Undisclosed Liabilities.

(i)            There are no liabilities or obligations of the Corporation or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (A) liabilities or obligations disclosed or provided for in the Corporation’s consolidated statement of financial position contained in the Financial Statements (or in the notes thereto); (B) liabilities or obligations not required under IFRS to be disclosed or provided for in the Corporation’s consolidated statement of financial position contained in the Financial Statements (or in the notes thereto); (C) liabilities or obligations incurred in the ordinary course of business since October 31, 2013; and (D) liabilities or obligations incurred in connection with the transactions contemplated hereunder (including the consideration of any alternative transactions prior to the execution of this Agreement);

(ii)           As of the date of this Agreement, the principal amount of all indebtedness for borrowed money, including capital leases and the amount drawn pursuant to securitization programs of the Corporation and its Subsidiaries, was as disclosed in the Disclosure Letter.

(hh)         Fees. Except as disclosed in the Disclosure Letter (which disclosure shall include a description of the material terms of any agreement pursuant to which any such fees, commissions or expenses are payable), no fees, commissions or expenses were paid or reimbursed or will be payable or reimbursable by the Corporation to any broker, finder, investment banker, legal counsel or other similar advisor or agent in connection with the transaction contemplated by this Agreement.

(ii)           Transaction Costs. The estimated fees and expenses of the Corporation incurred and to be incurred in connection with the transactions contemplated herein (including the consideration of any alternative transactions prior to the execution of this Agreement), including special committee fees, “run-off” directors and officers insurance, change of control payments, severance obligations, legal, accounting, audit, financial advisory, valuation, data room, printing and other administrative and professional fees, costs and third party expenses, are set forth in the Disclosure Letter.

3.2          Representations and Warranties in respect of the Purchaser and Newco

The Purchaser and Newco hereby represent and warrant to and in favour of the Corporation as follows and acknowledge that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)           Organization, Standing and Corporate Power.  The Purchaser and Newco have been duly incorporated and are validly existing and in good standing under the Laws of their jurisdiction of constitution, and have the corporate power and authority to own their properties and conduct their businesses as currently owned and conducted. Each of the Purchaser and Newco has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments. Newco is a direct, wholly-owned subsidiary of the Purchaser and has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not owned any assets, engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

(b)           Authority; No Conflict. The Purchaser and Newco have the requisite corporate power and authority to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations hereunder and under all such other agreements and instruments.  The execution and delivery of this Agreement by the Purchaser and Newco and the consummation by the Purchaser and Newco of the transactions contemplated by this Agreement have been duly authorized by their respective boards of directors and no other corporate proceedings on the part of the Purchaser and Newco are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and Newco and constitutes a valid and binding obligation of the Purchaser and

Newco, enforceable against them in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.  The execution and delivery by the Purchaser and Newco of this Agreement and the completion of the transactions contemplated hereby, will not result in a violation or breach by the Purchaser and Newco of, require any consent, approval or waiver of any party to be obtained by the Purchaser and Newco under or give rise to any termination rights under any provision of (i) their certificate of incorporation, articles or by-laws, (ii) any order of any court, Governmental Entity or regulatory body or any applicable Law, or (iii) any material contract to which the Purchaser and Newco are a party except, in the case of clauses (ii) and (iii) only, as would not reasonably be expected to prevent or materially delay the ability of the Purchaser or Newco to consummate the transactions contemplated by this Agreement.

(c)           Consents and Approvals.  No Regulatory Approval is required to be obtained or made by the Purchaser or Newco in connection with the execution and delivery of this Agreement and the performance by the Purchaser or Newco under this Agreement, including the consummation of the Arrangement, other than (i) the acceptance of the Arrangement by the TSX, (ii) the Interim Order, (iii) the Final Order, (iv) the Certificate of Arrangement, (v) the filing of the Articles of Arrangement, (vi) the Competition Act Approval, and (vii) such other Regulatory Approvals the failure of which to obtain or make would not reasonably be expected to materially adversely affect the ability of Purchaser or Newco to execute and deliver, or to perform their respective obligations under, this Agreement or to prevent or materially delay the ability of the Purchaser or Newco to consummate the transactions contemplated by this Agreement.

(d)           Financial Capacity.  The Purchaser and Newco will have at the Effective Time current assets and available credit facilities or commitments sufficient to fund the cash consideration payable to Shareholders under the Arrangement.

(e)           Litigation.  There is no suit, arbitration, claim, action or proceeding pending or threatened in writing against or affecting the Purchaser or Newco, or any judgement, injunction, order or decree outstanding against the Purchaser or Newco, which would reasonably be expected to prevent or materially delay the ability of the Purchaser or Newco to consummate the transactions contemplated by this Agreement.

(f)            Financial Advisors or Brokers.  Neither the Purchaser nor Newco has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement or the transactions contemplated herein other than with respect to J.P. Morgan Securities Inc., the fees and expenses of which will be paid by the Purchaser.

3.3          Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, the Corporation is delivering to the Purchaser the Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to modify the representations and warranties of the Corporation contained in this Agreement.

3.4          Survival of Representations and Warranties

The representations and warranties of the Corporation, the Purchaser and Newco contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of (i) the Effective Time, and (ii) the date on which this Agreement is terminated in accordance with its terms. No investigation, by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.

ARTICLE 4
COVENANTS

4.1          Covenants of the Corporation Regarding the Conduct of Business

The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall conduct its business in the ordinary course of business consistent with past practice and shall use its commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill and business relationships, unless the Purchaser shall otherwise agree in writing, or except as is otherwise expressly permitted or contemplated by this Agreement. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall not, directly or indirectly, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned by the Purchaser), or except as is otherwise expressly permitted or contemplated by this Agreement or the Disclosure Letter:

(a)           amend or propose to amend its articles or by-laws;

(b)           adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, arrangement, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Corporation;

(c)           issue any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities, except upon the exercise of any Options outstanding on the date hereof;

(d)           split, combine or reclassify the Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Shares, or redeem, purchase or offer to purchase any Shares;

(e)           incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances to, or investments in, any Person for an amount exceeding $100,000 individually or in the aggregate, except with respect to (i) indebtedness, loans, advances or obligations incurred by the Corporation to any Subsidiary or by any Subsidiary to the Corporation or any other Subsidiary, (ii) accounts payable incurred in the ordinary course of business and (iii) investments by the Corporation in any Subsidiary or by any Subsidiary in any other Subsidiary;

(f)            sell, pledge, lease or dispose, or incur any Encumbrance on, or agree to sell, pledge, lease or dispose, or incur any Encumbrance on, any property or assets with a value exceeding $100,000, individually or in the aggregate, except for (A) sales, leases or dispositions of inventory in the ordinary course of business and (B) Permitted Encumbrances;

(g)           acquire, by merger, amalgamation, consolidation, acquisition of securities or assets or otherwise, any corporation, partnership or other business organization or division thereof or make any investment therein either by purchase of securities, contributions of capital or property transfer, with an acquisition or investment cost exceeding $100,000 individually or in the aggregate;

(h)           engage in any new commitment or other operation (or renewal of an existing commitment or operation) having a monetary value payable by the Corporation of more than $300,000 individually or in the aggregate, exclusively with respect to the following: (i) new hiring of personnel (other than personnel hired for replacing recent departures from the Corporation), (ii) new capital expenditures, (iii) new rental improvements, (iv) new expenses related to information technology, and (v) new purchases of equipment;

(i)            make any changes to any of its accounting policies, principles or methods (including by adopting any new accounting policies, principles or methods), except as required by applicable Laws or under IFRS;

(j)            except as required by applicable Law, make or change any material Tax election (other than an election under subsection 110(1.1) of the Tax Act in respect of Options), change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any closing agreement, enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to material Taxes, settle (or offer to settle) any material Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(k)           amend the Stock Option Plan, or adopt or amend any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other Benefit Plan, other than as required by applicable Law, and except for amendments creating obligations in an amount that does not exceed $100,000 individually or in the aggregate;

(l)            except where required pursuant to any existing Contracts or Benefit Plans in effect on the date hereof, and except as is necessary to comply with applicable Laws (i) grant to any key employee, officer or director of the Corporation an increase in compensation in any form, other than in the ordinary course of business (including ordinary course annual salary increases and bonus payments), (ii) grant any general salary increase to the employees of the Corporation, other than in the ordinary course of business (including ordinary course annual salary increases), (iii) take any action with respect to the grant of any severance or termination or change of control pay or benefits, (iv) enter into any employment, deferred compensation or other similar agreement or amend any such existing agreement, with any key employee, officer or director of the Corporation, or (v) adopt or materially amend or make any contribution (other than required contributions) to any Benefit Plan or take any action to accelerate any rights or benefits or fund or secure the payment of compensation or benefits under any Benefit Plan;

(m)          waive, release, relinquish, terminate, grant or transfer any rights of value under, or amend, modify or change, any existing Material Contract or enter into any new Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(n)           waive, release, assign, settle or compromise any material proceeding, claim, liability or obligation; or

(o)           agree, resolve or commit to do any of the foregoing.

In addition, the Corporation will use its commercially reasonable efforts to cause the current insurance policies maintained by the Corporation, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder permitted to lapse, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that the Corporation will not obtain or renew any insurance policy for a term exceeding 12 months.

4.2          Covenants of the Corporation Regarding the Arrangement

The Corporation shall perform all obligations required or desirable to be performed by the Corporation under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Corporation shall:

(a)           submit the Arrangement Resolution for approval by the Shareholders at the Meeting in accordance with Section 2.4 and use commercially reasonable efforts to obtain the Required Vote;

(b)           use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent in Article 5 to the extent the same is within its control;

(c)           not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated hereby;

(d)           apply for, and use commercially reasonable efforts to obtain, all necessary waivers, consents and approvals required to be obtained by the Corporation in connection with the Arrangement from other parties to Contracts without paying, and without committing itself or the Purchaser to pay any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(e)           use commercially reasonable efforts to effect any necessary registration, filing or submission of information required by any Governmental Entity from the Corporation in connection to the Arrangement, and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Corporation with respect to the Arrangement;

(f)            defend all lawsuits or other legal, regulatory or other proceedings against the Corporation challenging or affecting this Agreement or the consummation of the transactions contemplated hereby, and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Corporation or other order which may adversely affect the Corporation’s ability to consummate the Arrangement;

(g)           promptly advise the Purchaser orally and, if then requested, in writing of:

(i)            any event occurring subsequent to the date of this Agreement that would render any representation or warranty in respect of the Corporation contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii)           any change, effect, event or occurrence which would reasonably be expected to have a Material Adverse Effect on the Corporation, or to materially impair or delay the consummation of the transactions contemplated by this Agreement or the ability of the Corporation to perform its obligations hereunder; and

(iii)          any breach by the Corporation of any covenant or agreement contained in this Agreement.

4.3          Covenants of the Purchaser Regarding the Arrangement

The Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, co-operate with the Corporation in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)           use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent in Article 5 to the extent the same is within its control;

(b)           not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated hereby;

(c)           use commercially reasonable efforts to effect any necessary registration, filing or submission of information required by any Governmental Entity from the Purchaser in connection to the Arrangement, and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Purchaser with respect to the Arrangement;

(d)           use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Purchaser or other order which may adversely affect the ability of the Parties to consummate the Arrangement; and

(e)           promptly advise the Corporation orally and, if then requested, in writing, of:

(i)            any event occurring subsequent to the date of this Agreement that would render any representation or warranty in respect of the Purchaser contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii)           any change, effect, event or occurrence which would reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement or the ability of the Purchaser to perform its obligations hereunder; and

(iii)          any breach by the Purchaser of any covenant or agreement contained in this Agreement.

4.4          Covenants of the Corporation Regarding Non-Solicitation

(a)           On and after the date of this Agreement, except as otherwise provided in this Agreement, the Corporation shall not, directly or indirectly, through any officer, director, employee, representative or agent (including, for greater certainty, any financial or other advisors):

(i)            solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries, proposals or offers regarding any Acquisition Proposal;

(ii)           engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal;

(iii)          withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to the Purchaser, the approval or recommendation of the Board of this Agreement or the Arrangement (it being understood that, where no Acquisition Proposal has been made and not withdrawn, the failure by the Board to reaffirm its approval or recommendation within three Business Days of a request of the Purchaser to do so will be considered an adverse modification) or approve or recommend (or publicly propose to or publicly state that it intends to approve or recommend) any Acquisition Proposal (each, an “Adverse Recommendation Change”); or

(iv)          accept or enter into, or publicly propose to accept or enter into, any Contract to effect an Acquisition Proposal (an “Acquisition Agreement”) or requiring the Corporation to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees and expenses to any Person in the event that the Corporation completed the transaction contemplated hereby.

(b)           The Corporation will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by the Corporation or any of its directors, officers, employees, representatives or agents with respect to any Acquisition Proposal, whether or not initiated by the Corporation, and, in connection therewith, the Corporation will discontinue access to any data rooms (virtual or otherwise) previously provided to any such Person and will request (and exercise all rights it has to require) the return or destruction of all information regarding the Corporation previously provided to any such Person. The Corporation shall not terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

(c)           From and after the date of this Agreement, the Corporation shall forthwith (and in any event within 24 hours) notify the Purchaser, at first orally and then in writing, of any proposal, inquiry, offer, expression of interest or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and any request for non-public information relating to the Corporation received by the Corporation’s directors, officers, representatives or agents, or any material amendments to the foregoing. Such notice shall include a copy of any written proposal or amendment thereto (together with any document referred to therein) and, if not in written form, a description of the material terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer or request. The Corporation shall, forthwith upon the request of the Purchaser, inform the Purchaser as to the status of any such proposal, inquiry, offer or request and shall in any event inform the Purchaser of any material amendments to such proposal, inquiry, offer or request.

(d)           Notwithstanding Section 4.4(a) and any other provision of this Agreement, in the event that the Corporation receives an unsolicited, bona fide written Acquisition Proposal, the Board shall be permitted to engage in discussions or negotiations, provide information and otherwise cooperate with and assist the Person making such Acquisition Proposal, if and only to the extent that:

(i)            the Corporation has provided the Purchaser with the notice required by Section 4.4(c) in respect of such Acquisition Proposal;

(ii)           the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal;

(iii)          prior to providing any information or data, the Board receives from such Person an executed confidentiality and standstill agreement that contains provisions that are not less favourable to the Corporation than those contained in the Confidentiality Agreement, and the Corporation sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution; and

(iv)          the Purchaser is provided forthwith with a list of, or in the case of information that was not previously made available to the Purchaser, copies of, any material information provided to such Person.

(e)           Notwithstanding Section 4.4(a) and any other provision of this Agreement, in the event that the Corporation receives an unsolicited, bona fide written Acquisition Proposal, the Board shall be permitted to make an Adverse Recommendation Change, at any time prior to the Meeting if and only to the extent that:

(i)            the Corporation has provided the Purchaser with the notice required by Section 4.4(c) in respect of such Acquisition Proposal;

(ii)           the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to effect an Adverse Recommendation Change would constitute a breach of its fiduciary duties under applicable Laws, and the Corporation has provided the Purchaser with a written notice advising the Purchaser of the Board’s determination; and

(iii)          five Business Days shall have elapsed from the date the Purchaser received the notice required by clause (ii) above, and, taking into account any revised proposal made by the Purchaser since receipt of such notice, such Acquisition Proposal remains a Superior Proposal.

(f)            As provided in Section 4.4(e)(iii), during the five Business Day period referred to in Section 4.4(e), the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement, and the Corporation shall cooperate with the Purchaser with respect thereto, including by engaging in good faith negotiations with the Purchaser. The Board will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such amended offer, upon acceptance by the Corporation, would, if consummated in accordance with its terms, result in the Acquisition Proposal no longer being a Superior Proposal. If the Board so determines, the Corporation will enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended offer. If the Board continues to believe, in good faith, after consultation with its outside legal and financial advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, the Corporation and the Board may make an Adverse Recommendation Change and, subject to compliance with the other provisions hereof, terminate this Agreement and enter into an Acquisition Agreement in respect of such Superior Proposal. Each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.4 and shall require a new five-Business Day period from the later of the date a copy of such amendment is provided to the Purchaser and the date that the Board determines that the amended Acquisition Proposal constitutes or remains a Superior Proposal.

(g)           In the event that the Corporation provides the notice contemplated by Section 4.4(e)(ii) on a date which is fewer than five (5) Business Days prior to the Meeting, the Corporation may, and upon the request of the Purchaser the Corporation shall, adjourn or postpone the Meeting to a date that is not less than eight (8) Business Days after the date of such Notice.

(h)           The Corporation will ensure that its officers, directors, representatives and agents are aware of the provisions of this Section 4.4, and it will be responsible for any breach of this Section 4.4 by such officers, directors, representatives and agents.

4.5          Resignations of Directors of the Corporation

The Corporation shall use its commercially reasonable efforts to cause to be delivered to the Purchaser on the Effective Date resignations, effective on the Effective Date of the directors of the Corporation and the Corporation’s Subsidiaries designated in writing by the Purchaser at least two Business Days prior to the Effective Date.

4.6                               Covenants Regarding Pre-Acquisition Reorganizations

(a)                                 Subject to applicable Laws, the Corporation shall and, where appropriate, shall cause its Subsidiaries to, at the expense of the Purchaser, use its and their commercially reasonably efforts to effect such reorganizations of the business, operations and assets of the Corporation and its Subsidiaries or such other transactions as the Purchaser may request (each a “Pre-Acquisition Reorganization”), and co-operate with the Purchaser and its representatives in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that the Corporation shall not be required to carry out any Pre-Acquisition Reorganization which: (i) would impede or materially delay the completion of the Arrangement (including by giving rise to any legal or regulatory proceedings by any Person); (ii) is prejudicial to the Corporation or its Subsidiaries or the shareholders of the Corporation or interferes with the operations of the Corporation and its Subsidiaries in any material respect; (iii) cannot be completed immediately prior to or contemporaneously with the Effective Date; or (iv) would require the Corporation or the Subsidiaries to contravene any Law or any Material Contract.

(b)                                 The Purchaser shall provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and the Corporation shall, at the expense of the Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Corporation hereunder has been breached.

(c)                                  No Pre-Acquisition Reorganization will be made effective unless (i) it is reasonably certain that the Arrangement will become effective and (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Corporation and its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated.  If the Arrangement is not completed, Purchaser will forthwith reimburse the Corporation for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Corporation and its subsidiaries in considering and effecting any Pre-Acquisition Reorganization and shall be responsible for all reasonable fees and expenses (including any professional fees and expenses) of the Corporation and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the termination of this Agreement in accordance with its terms.  Notwithstanding the foregoing, in no event shall the completion of any Pre-Acquisition Reorganization be a condition to completion of the Arrangement.

4.7                               Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the confidentiality provisions of any existing Contracts and upon reasonable notice, the Corporation shall afford to the Purchaser and to its officers, employees, agents and representatives reasonable access, during normal business hours, to their officers, employees, agents, offices, books, records and Contracts. The Purchaser acknowledges and agrees that information furnished pursuant to this Section 4.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

4.8                               Employment Agreements; Benefit Plans

The Purchaser and Newco will, and after the Effective Time, the Purchaser and Newco will cause the Corporation and any successor to the Corporation to:

(a)                                 comply with the terms of all existing employment, change of control and severance agreements of the Corporation and its Subsidiaries which the Corporation has disclosed to Purchaser prior to execution of this Agreement (subject to any amendments or modifications as permitted hereunder), unless otherwise agreed between the parties to the agreements in question, it being acknowledged by the Purchaser and Newco that the Arrangement will constitute a “Change in Control” under certain of such agreements;

(b)                                 deal with any employees of the Corporation and its Subsidiaries, whose employment may be terminated after the Effective Date, in a fair and equitable manner and in accordance with applicable Law; and

(c)                                  honour and comply with all obligations of the Corporation and its Subsidiaries under the Benefit Plans.  For greater certainty, the Corporation and its Subsidiaries reserve the right to amend, modify, revise, replace or remove any of the Benefit Plans from time to time, in their sole discretion, in accordance with their terms.

4.9                               Insurance and Indemnification

(a)                                 From and after the Effective Time, the Purchaser shall indemnify and hold harmless all past and present directors, officers and employees of the Corporation, to the same extent such persons are indemnified as of the date of this Agreement pursuant to the general by-laws of the Corporation, for acts or omissions occurring on or prior to the Effective Time (and subject to the same restrictions and limitations).

(b)                                 The Purchaser shall maintain in effect (either directly or via “run off” insurance or insurance provided by an alternate provider), for not less than six years from the Effective Time, coverage substantially equivalent to that in effect under the current directors’ and officers’ liability insurance policy maintained by the Corporation which is no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to or on the Effective Time;

provided that in no event shall the Purchaser be required to expend in any one year an amount in excess of 300% of the annual amount currently paid by the Corporation and if the annual premiums of such insurance coverage exceed such amount, the Purchaser shall be obligated to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.

(c)                                  The obligations of the Purchaser under this Section 4.9 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.9 applies without the consent of such affected indemnitee, it being expressly agreed that the indemnities to whom this Section 4.9 applies shall be third party beneficiaries of, and entitled to directly enforce, this Section 4.9.

4.10                        Regulatory Filings and Approvals

As soon as reasonably practicable after the date hereof, each Party shall make all necessary or advisable filings, applications and submissions with Governmental Entities under all applicable Laws in respect of the transactions contemplated herein. Each Party shall provide such additional information and make or cause to be made such additional filings reasonably required by any Governmental Entity in respect of the transactions contemplated herein.

Each Party shall use its commercially reasonable efforts to obtain all consents, Regulatory Approvals, authorizations, exemptions or waivers required or advisable to be obtained by it from Governmental Entities in respect of the transactions contemplated herein (including participating and appearing in any proceedings before Governmental Entities) and to avoid or resolve any suit or threatened suit so as to permit the consummation of the transactions contemplated herein on a timely basis.

Paragraph 4.10 does not apply in respect of the Competition Act Approval.

4.11                        Cooperation Regarding Regulatory Filings and Approvals

No Party shall make any filings, applications or submissions to, or engage in any material communication with, any Governmental Entity in respect of the transactions contemplated by this Agreement without the prior consent of the other Parties.

Subject to applicable Laws, each Party shall provide the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications, submissions and other material communications to Governmental Entities. Each Party shall use its commercially reasonable efforts to cooperate with and assist the other Parties in the preparation and making of all filings, applications and submissions to such Governmental Entities.

Each Party shall promptly notify the other Parties of any material communication to such Party from any Governmental Entity in respect of the transactions contemplated herein and, subject to applicable Laws, provide the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) with a copy thereof if such communication is in writing. Each Party shall consult with the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any Governmental Entity in respect of the transactions contemplated herein and give the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

Paragraph 4.11 does not apply in respect of the Competition Act Approval.

4.12                        Competition Act Approval

(a)                                 Each of the Purchaser and the Corporation shall use commercially reasonable efforts to obtain Competition Act Approval and, in doing so, shall cooperate with and diligently assist the other and keep the other reasonably informed as to status of the proceedings related to all filings and applications in respect of Competition Act Approval.  Without limiting the generality of the foregoing, (i) the Purchaser with the cooperation and assistance of the Corporation, as soon as practicable after the date of this Agreement, shall prepare and submit to the Commissioner an application for an Advance Ruling Certificate and a request in the alternative for a No-Action Letter and a waiver from notification under paragraph 113(c) of the Competition Act in respect of the transactions contemplated herein; (ii) if requested in writing by the Purchaser or the Corporation, each of the Purchaser and the Corporation shall prepare and file, as soon as practicable after the request of the Purchaser or the Corporation, as applicable, a pre-merger notification pursuant to the Competition Act in respect of the transactions contemplated herein; and (iii) each of the Purchaser and the Corporation, in consultation with the other, shall promptly furnish any additional information requested by the Commissioner or the staff of the Competition Bureau under the Competition Act in respect of the transactions contemplated herein.

For the avoidance of doubt, use of “commercially reasonable efforts to obtain Competition Act Approval” by the Purchaser shall not require the Purchaser or any of its Affiliates to: (i) divest, sell, dispose of or hold separate (through the establishment of a trust or otherwise) any assets, shares or any business or part of a business, or agree to any of the foregoing, or agree to the manner of operation of the business being acquired (or any part of it) or any other business or part of a business; or (ii) give any undertakings, or agree to give any undertakings, including with respect to the matters referred to in (i).

(b)                                 Notwithstanding anything herein to the contrary, the Purchaser shall not be required to contest or defend any objections, challenges, applications or oppositions raised or filed by the Commissioner relating to the matters contemplated by this Agreement, although it may, at its sole discretion, elect to do so.

(c)                                  Each of the Parties shall inform the other Party of any material communications it has with the Commissioner or the staff of the Competition Bureau and shall, if reasonably possible in the circumstances, permit the other Party to participate in or review any such material communication before it is made.  Notwithstanding the foregoing, submissions, filings or other written communications to the Commissioner or the staff of the Competition Bureau may be redacted as necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or confidentiality concerns (provided that the external legal counsel to each of the Purchaser and the Corporation shall receive non-redacted versions of drafts or final submissions, filings or other written communications to the Commissioner or the staff of the Competition Bureau on the basis that the redacted information will not be shared with its client) provided that nothing in this Agreement shall require any Party to share any information with another Party, including its external legal counsel, that relates to the valuation of this proposed transaction or any alternative proposed transaction.

(d)                                 A Party shall not participate in any substantive meeting (whether in person, by telephone or otherwise) with the Commissioner or the staff of the Competition Bureau in respect of any filing, investigation or inquiry in respect of the transactions contemplated herein unless the Party consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat (except where the Commissioner or the staff of the Competition Bureau expressly requests that the other Party should not be present at the meeting, or part or parts of the meeting, or except where competitively sensitive information may be discussed, in which case every effort will be made to allow external legal counsel to participate).

4.13                        Purchaser Guarantee

The Purchaser hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Corporation of all obligations of Newco under this Agreement when due in accordance with their terms (the “Guaranteed Obligations”).  This guarantee is a guarantee of payment and not of collection. The Purchaser agrees that the Corporation need not attempt to collect any Guaranteed Obligations from Newco or the Purchaser, but may require the Purchaser to make immediate payment of all of the Guaranteed Obligations to the Corporation when due, or at any time thereafter.  This guarantee shall be a continuing guarantee of the payment and performance of all the Guaranteed Obligations and a continuing indemnity for the payment of all amounts indemnified hereunder and shall apply to and secure any ultimate balance thereof due or remaining unpaid. The guarantee herein shall not be considered as wholly or partially satisfied by the intermediate payment or satisfaction at any time of all or any part of the Guaranteed Obligations.

ARTICLE 5
CONDITIONS PRECEDENT

5.1                               Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which is for the mutual benefit of the Parties, and may only be waived by the mutual consent of the Parties:

(a)                                 the Interim Order shall have been granted on terms consistent with this Agreement and the Interim Order shall not have been set aside or modified in a manner unacceptable to either the Purchaser or the Corporation, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order and applicable Laws;

(c)                                  the Final Order shall have been granted on terms consistent with this Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)                                 the Articles of Arrangement shall be in content consistent with this Agreement and the Plan of Arrangement and in form satisfactory to the Parties acting reasonably;

(e)                                  the Competition Act Approval shall have been obtained;

(f)                                   no act, action, suit, proceeding, objection or opposition shall have been taken, entered or promulgated before or by any Governmental Entity (other than in relation to Competition Act Approval) or by any elected or appointed public official or private person in Canada or elsewhere, and no Law, regulation or policy, judgment, decision, order ruling or directive shall have been proposed enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Effect in respect of the Corporation or the Purchaser or that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or prohibits the completion of the Arrangement; and

(g)                                  this Agreement shall not have been terminated in accordance with its terms.

5.2                               Additional Conditions Precedent to the Obligations of the Purchaser and Newco

The obligations of the Purchaser and Newco to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of the Purchaser and Newco and may be waived by them:

(a)                                 all covenants of the Corporation under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Corporation in all material respects, and Purchaser shall have received a certificate of the Corporation addressed to the Purchaser and Newco and dated the Effective Date, signed on behalf of the Corporation by two senior executive officers of the Corporation (on the Corporation’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)                                 the representations and warranties of the Corporation set forth in this Agreement shall be true and correct in all respects as of the date hereof and in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), provided, however, that any such representation and warranty that is qualified by a reference to materiality or Material Adverse Effect shall be true and correct in all respects as of the date hereof and the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and except in all cases for breaches of representations and warranties (i) resulting from transactions, changes, conditions, events or circumstances contemplated or permitted by this Agreement or (ii) which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and the Purchaser and Newco shall have received a certificate of the Corporation addressed to Purchaser and Newco and dated the Effective Date, signed on behalf of the Corporation by two senior executive officers of the Corporation (on the Corporation’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)                                  no Material Adverse Effect shall have occurred since the date hereof;

(d)                                 the time period prescribed by the CBCA for the exercise of Dissent Rights in respect of the Arrangement shall have expired, and Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 7% of the number of Shares then outstanding;

(e)                                  as of the Effective Time all outstanding Options shall have been exercised, purchased for cancellation or otherwise terminated in accordance with the terms of the Stock Option Plan, and the Stock Option Plan shall have terminated or been terminated in accordance with its terms; and

(f)                                   the Corporation shall have delivered to Purchaser at least two Business Days prior to the Effective Date payoff letters from third-party lenders, in form and substance satisfactory to Purchaser, in its sole discretion, with respect to the indebtedness of the Corporation specified by Purchaser to the Corporation no later than ten Business Days prior to such date, and, on the Effective Date, subject to Purchaser making available necessary funds to do so, the Corporation shall have caused the indebtedness (and all related Contracts to which the Corporation is a party or by which it is bound) to be permanently terminated, as requested by Purchaser, and, to the extent the indebtedness is secured by hypothecs or other Encumbrances, shall have caused such hypothecs or other Encumbrances to be released by the third-party lenders.

5.3                               Additional Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent, each of which is for the exclusive benefit of the Corporation and may be waived by the Corporation:

(a)                                 all covenants of the Purchaser and Newco under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser or Newco, as applicable, in all material respects, and the Corporation shall have received certificates of the Purchaser and Newco, addressed to the Corporation and dated the Effective Date, signed on behalf of the Purchaser and Newco by two senior executive officers of each of the Purchaser and Newco (on such Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)                                 the representations and warranties of the Purchaser and Newco set forth in this Agreement shall be true and correct in all respects as of the date hereof, and shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Corporation shall have received certificates of the Purchaser and Newco, addressed to the Corporation and dated the Effective Date, signed on behalf of the Purchaser and Newco by two senior executive officers of each of the Purchaser and Newco (on such Party’s behalf and without Personal liability), confirming the above as of the Effective Time; and

(c)                                  Newco shall have complied with its obligations under Section 2.6 and the Depositary shall have confirmed receipt of sufficient funds in escrow to complete all of the transactions contemplated by this Agreement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                               Amendment

This Agreement may, at any time and from time to time before or after the holding of Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further notice to or authorization on the part of the Shareholders (subject to applicable Laws or any requirements imposed by the Court), without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and/or

(d)                                 waive compliance with or modify any conditions precedent herein contained provided that any such change does not decrease the consideration payable to Shareholders.

Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

6.2                               Termination

(a)                                 This Agreement may be terminated at any time prior to the Effective Time:

(i)                                     by the mutual written agreement of the Parties (and for greater certainty, without further notice to or authorization on the part of Shareholders);

(ii)                                  by the Purchaser, if the Corporation makes an Adverse Recommendation Change;

(iii)                               by the Corporation, in order to enter into an Acquisition Agreement in respect of a Superior Proposal, subject to the Corporation complying with the terms of Section 4.4;

(iv)                              by either the Purchaser or the Corporation, if the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof);

(v)                                 subject to compliance with Section 6.4, by the Purchaser, if the Purchaser is not in breach of its obligations under this Agreement and (A) there has been a breach on the part of the Corporation of any of its covenants or agreements herein such that the condition in Section 5.2(a) would not be satisfied, or (B) any of the representations and warranties of the Corporation herein shall have been at the date hereof untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the condition contained in Section 5.2(b) would not be satisfied;

(vi)                              subject to compliance with Section 6.4, by the Corporation, if the Corporation is not in breach of its obligations under this Agreement and (A) there has been a breach on the part of the Purchaser of any of its covenants or agreements herein such that the condition in Section 5.3(a) would not be satisfied, or (B) any of the representations and warranties of the Purchaser herein shall have been at the date hereof untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the condition contained in Section 5.3(b) would not be satisfied; or

(vii)                           by either the Purchaser or the Corporation, if the Effective Date has not occurred on or prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 6.2(a)(vii) shall not be available to a Party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur prior to the Outside Date and such action or failure to act constitutes a breach of this Agreement.

(b)                                 If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement except the obligations set forth in Section 6.5 and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Section 6.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3                               Void upon Termination

If this Agreement is terminated pursuant to Section 6.2, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that the provisions of this Section 6.3, Section, 2.9, Section 4.6, Section 4.7, Section 6.5, Section 6.6, Section 6.7 and Article 7 shall survive any termination hereof pursuant to Section 6.2. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.2.

6.4                               Notice of Unfulfilled Conditions

If either the Corporation, on the one hand, or the Purchaser and Newco, on the other hand, determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date.  Neither the Corporation nor the Purchaser or Newco may elect not to complete the transaction contemplated hereby pursuant to the conditions precedent contained in Article 5 unless forthwith and in any event prior to the filing on the Effective Date of Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the nonfulfillment of the applicable condition precedent.  If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the later of the Outside Date and the expiration of a period of 10 days from such notice.  If such notice has been given prior to the date of the Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period.  If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period.  For greater certainty, in the event that such matter is cured within the time period referred to herein, the Agreement may not be terminated as a result thereof.

6.5                               Termination Fee

If (a) this Agreement is terminated pursuant to Section 6.2(a)(ii) or 6.2(a)(iii), or (b) (i) an Acquisition Proposal is publicly proposed or announced or otherwise becomes publicly known, or any Person publicly announces an intention (whether or not conditional and whether or not withdrawn) to make such an Acquisition Proposal, (ii) thereafter this Agreement is terminated pursuant to Section 6.2(a)(iv), and (iii) within 12 months of such termination, the Corporation enters into a definitive agreement to complete, or completes, an Acquisition Proposal (whether made before or after termination of this Agreement), then, in either such case, the Corporation shall pay to the Purchaser an amount of $16,000,000 (the “Termination Fee”) in immediately available funds to an account designated by the Purchaser. Such payment shall be made within one Business Day after the date of termination of this Agreement in the case of (a) above, and on the date of completion of the Acquisition Proposal in the case of clause (b) above. In the event that the Corporation fails to pay the Termination Fee when due, the Corporation will pay the costs and expenses incurred by the Purchaser in connection with a successful legal action to enforce such payment.

6.6                               Fee and Expenses

(a)                                 Except as otherwise expressly provided in this Agreement and subject to Section 6.6(b) and 6.6(c): (i) each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement; and (ii) the Purchaser shall be responsible for any filing fees and applicable taxes for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including Competition Act Approval.

(b)                                 If (i) this Agreement is terminated because of the failure of the condition in Section 5.2(b) or (ii) this Agreement is terminated by the Purchaser pursuant to Section 6.2(a)(vii), and at the time of such termination there is a state of facts or circumstances that would cause the condition set forth in Section 5.2(b) not to be satisfied, the Corporation shall pay an amount equal to $1,750,000 as reimbursement to the Purchaser for its out-of-pocket expenses incurred in connection with the Arrangement; provided that if the Purchaser is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(c)                                  If (i) this Agreement is terminated because of the failure of the condition in Section 5.3(b) or (ii) this Agreement is terminated by the Corporation pursuant to Section 6.2(a)(vii), and at the time of such termination there is a state of facts or circumstances that would cause the condition set forth in Section 5.3(b) not to be satisfied, the Purchaser shall pay an amount equal to $1,750,000 as reimbursement to the Corporation for its out-of-pocket expenses incurred in connection with the Arrangement; provided that if the Corporation is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(d)                                 No amount will be payable under subsection (b) if an amount has been paid under Section 6.5.

6.7                               Liquidated Damages

Each of the Parties acknowledges that all of the payment amounts set out in Sections 6.5 and 6.6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the payment of an amount under Section 6.5 or 6.6 and such amount is paid in full, such Party shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a Party of an amount under Section 6.5 or 6.6 shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations or covenants under this Agreement.

ARTICLE 7
GENERAL PROVISIONS

7.1                               Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally within normal business hours, or as of the following Business Day if delivered personally past normal business hours or sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)                                 if to the Purchaser:

Essilor International (Compagnie générale d’optique), S.A.

147 rue de Paris

94227 Charenton Cedex

France

Attention: Director for Legal Affairs and Group Development

with a copy (which shall not constitute notice) to:

Essilor of America, Inc.

13555 n. Stemmons Freeway

Dallas, TX 75234

Attention: General Counsel and Senior Vice President, Legal

And to:

Fasken Martineau DuMoulin LLP

The Stock Exchange Tower

Suite 3700, 800 Square Victoria

P.O. Box 242

Montreal, Quebec

H4Z 1E9

Attention: Mr. Robert Paré and Ms. Marie-Josée Neveu

Fax: 514.397.7600

E-mail: rpare@fasken.com

mneveu@fasken.com

(b)                                 if to Newco:

8800499 Canada Inc.

371 Deslauriers, Saint-Laurent

Québec, H4N 1W2

Attention: the President

with a copy (which shall not constitute notice) to:

Essilor of America, Inc.

13555 n. Stemmons Freeway

Dallas, TX 75234

Attention: General Counsel and Senior Vice President, Legal

And to:

Fasken Martineau DuMoulin LLP

The Stock Exchange Tower

Suite 3700, 800 Square Victoria

P.O. Box 242

Montreal, Quebec

H4Z 1E9

Attention: Mr. Robert Paré and Ms. Marie-Josée Neveu

Fax: 514.397.7600

E-mail: rpare@fasken.com

mneveu@fasken.com

(c)                                  if to the Corporation:

Coastal Contacts Inc.

Suite 320, 2985 Virtual Way

Vancouver, British Columbia

V5M 4X7

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 1300, 777 Dunsmuir Street

P.O. Box 10424, Pacific Centre

Vancouver, British-Columbia

V7Y 1K2

Attention: Mr. Cameron Belsher and Mr. Sven Milelli

Fax: 604.643.7900

E-mail: cbelsher@mccarthy.ca

smilelli@mccarthy.ca

7.2                               Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement (including the schedules hereto), the Disclosure Letter, the Plan of Arrangement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. The Purchaser may assign all or any part of its rights and/or obligations under this Agreement to a wholly-owned Subsidiary of the Purchaser, provided that the Purchaser shall remain liable solidarily with its assignee for any obligations hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party. The Purchaser hereby confirms that it remains bound by the terms of the Confidentiality Agreement in accordance with the terms thereof, notwithstanding that this Agreement may be terminated for any reason whatsoever.

7.3                               Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.4                               No Third Party Beneficiaries

Except for the rights of the Shareholders to receive the consideration for their Common Shares following the Effective Time pursuant to the Plan of Arrangement and as provided in Section 4.9, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement.

7.5                               Time of Essence

Time shall be of the essence in this Agreement.

7.6                               Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

7.7                               No Personal Liability

No director or officer of the Corporation shall have any personal liability whatsoever to the Purchaser or Newco under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Corporation.

7.8                               Remedies

Subject to Section 6.7, the Parties acknowledge and agree that an award of money damages alone would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, a non-breaching Party may also be entitled to equitable relief, including injunctive relief and specific performance. Subject to Section 6.7, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

7.9                               Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

7.10                        Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Purchaser, Newco and the Corporation have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ESSILOR INTERNATIONAL
(COMPAGNIE GÉNÉRALE D’OPTIQUE),
S.A.

Per:	“Carol Xueref”
	Name:	Carol Xueref
	Title:	Corporate Senior Vice President,
Legal Affairs and Development

8800499 CANADA INC.

Per:	“Roy Hessel”
	Name:	Roy Hessel
	Title:	Director

IN WITNESS WHEREOF the Purchaser, Newco and the Corporation have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COASTAL CONTACTS INC.

Per:	“Roger Hardy”
	Name:	Roger Hardy
	Title:	Chairman and
Chief Executive Officer

Per:	“Nicholas Bozikis”
	Name:	Nicholas Bozikis
	Title:	Chief Financial Officer

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

Unless something in the subject matter or context is inconsistent therewith, where used in this Plan of Arrangement, the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquisition Agreement” means the Acquisition Agreement made as of February 26, 2014 between the Purchaser, Newco and the Corporation as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Affiliate” has the meaning set out in the CBCA;

“Arrangement” means the proposed arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement and any amendments hereto made in accordance with Article 6 herein or at the direction of the Court in the Final Order;

“Arrangement Resolution” the special resolution authorizing this Plan of Arrangement to be considered and voted upon by Shareholders at the Meeting, substantially in the form attached as Schedule B to the Acquisition Agreement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Beneficial Shareholders” means the Shareholders (including all Dissenting Shareholders) and beneficial holders of Common Shares;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia;

“Cash Proceeds per Share” means $12.45;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA;

“Common Share” means a common share in the capital of the Corporation;

“Corporation” means Coastal Contacts Inc., a corporation existing under the laws of Canada;

“Court” means the Supreme Court of British Columbia;

“Depositary” means the depositary to be chosen by the Purchaser, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to the Shareholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement Resolution and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 8:30 a.m. (Vancouver time), or such other time as may be specified in writing by the Corporation with the consent of the Purchaser, on the Effective Date;

“Encumbrance” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs (legal or conventional), priorities, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or

2

regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking or securities;

“Letter of Transmittal” means the letter of transmittal sent by the Corporation to holders of Common Shares for use in connection with the Arrangement;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be convened to consider and, if deemed advisable, to adopt the Arrangement Resolution;

“Newco” means 8800499 Canada Inc.;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 6 herein or of the Acquisition Agreement or upon the direction of the Court in the Final Order;

“Purchaser” means Essilor International (Compagnie générale d’optique), S.A., a corporation incorporated under the laws of France;

“Rights Plan” means the shareholder rights plan agreement of the Corporation dated February 10, 2006;

“Shareholders” means the holders of Common Shares; and

“Tax Act” means the Income Tax Act (Canada).

1.2                               Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)                                 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Section, Article or clause to this Plan of Arrangement;

(b)                                 references to an “Article”, “Section”, or “clause” are references to an Article, Section, or clause of this Plan of Arrangement;

3

(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)                                 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                   a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)                                  references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)                                 references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)                                     wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3                               Currency

Unless otherwise indicated, all dollar amounts referred to in this Plan of Arrangement are expressed in Canadian dollars.

1.4                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein.

ARTICLE 2
BINDING EFFECT

2.1                               Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on:

(a)                                 the Corporation;

4

(b)                                 the Purchaser and Newco;

(c)                                  the Beneficial Shareholders;

(d)                                 the Depositary; and

(e)                                  the registrar and transfer agent in respect of the Common Shares,

in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1                               Acquisition Agreement

This Plan of Arrangement is made pursuant to, and subject to, the provisions of the Acquisition Agreement and constitutes an arrangement as referred to in Section 192 of the CBCA.

3.2                               The Arrangement

Commencing at the Effective Time, the following events shall occur and shall be deemed to occur in the following order (at five minute intervals, except as otherwise noted herein) without any further authorization, act or formality on the part of any person:

(a)                                 first, the Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

(b)                                 second, the following transactions shall occur simultaneously:

(i)                                     the Common Shares held by each Dissenting Shareholder shall be deemed to be transferred (free and clear of any Encumbrances) by such Dissenting Shareholder to Newco in exchange for a cash payment by or on behalf of Newco in an amount determined in accordance with Section 4.1 for such Common Shares;

(ii)                                  each Common Share outstanding immediately prior to the Effective Time other than (i) Common Shares held by a Dissenting Shareholder and transferred to Newco pursuant to Section 3.2(b)(i) and (ii) Common Shares held by the Purchaser or its Affiliates, shall be transferred by the holder thereof to Newco (free and clear of any Encumbrances) in exchange for a cash payment by or on behalf of Newco (in accordance with Article 5) in an amount equal to the Cash Proceeds per Share in respect of each such Common Share; and

(iii)                               with respect to each Common Share:

(A)                               the holder thereof shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such

5

Common Shares, other than the right to be paid the amounts for such Common Shares pursuant to Sections 3.2(b)(i) and (ii), as applicable;

(B)                               the holder thereof shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Corporation; and

(C)                               Newco shall be deemed to be the legal and beneficial holder of such Common Shares (free and clear of any Encumbrances) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Corporation and shall be deemed to be the legal and beneficial owner of such Common Shares (free and clear of any Encumbrances).

3.3                               Adjustments to Consideration

The consideration payable with respect to each Common Share pursuant to Section 3.2(b) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend, consolidation, reorganization, recapitalization or other similar change with respect to the Common Shares effected in accordance with the terms of the Acquisition Agreement occurring after the date of the Acquisition Agreement and prior to the Effective Time.

3.4                               Share Certificates

Following the Effective Time, until deposited as contemplated by Section 5.1, the certificates formerly representing Common Shares (other than those held by Dissenting Shareholders or the Purchaser and its Affiliates (if applicable)) shall be deemed at all times to represent only the right, subject to Article 5, to receive from Newco, payment of the cash consideration payable in exchange for such Common Shares in accordance with Section 3.2(b).

3.5                               Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 4
RIGHTS OF DISSENT

4.1                               Rights of Dissent

A holder of Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by

6

Section 190(5) of the CBCA must be received by the Corporation by 5:00 pm (Vancouver time) on the second Business Day immediately prior to the date of the Meeting. Each Dissenting Shareholder who is:

(a)                                 ultimately determined to be entitled to be paid fair value for such Common Shares, shall (i) be paid by or on behalf of Newco an amount in cash that is equal to the fair value of such Common Shares immediately prior to the adoption of the Arrangement Resolution at the Meeting, and (ii) not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Common Shares; or

(b)                                 ultimately not entitled, for any reason, to be paid such fair value for such Common Shares, shall be deemed to have participated in the Arrangement with respect to such Common Shares, as of the Effective Time, on the same basis as a holder of Common Shares that did not exercise Dissent Rights and for the cash consideration set forth in Section 3.2(b)(ii).

4.2                               Recognition of Dissenting Shareholders

(a)                                 In no circumstances shall Newco, the Purchaser, the Corporation or any other person be required to recognize a Dissenting Shareholder as the holder of any Common Share in respect of which Dissent Rights have been validly exercised at and after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Common Shares maintained by or on behalf of the Corporation as at the Effective Time as provided in Section 3.2(b)(iii)(B);  and

(b)                                 in addition to any other restrictions under Section 190 of the CBCA, Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1                               Payments of Consideration

(a)                                 At or before the Effective Time, Newco shall deposit, or cause to be deposited, with the Depositary, for the benefit of the persons that are holders of Common Shares immediately prior to the Effective Time, an amount of cash equal to the aggregate cash payable to the holders of Common Shares in accordance with Section 3.2(b) (calculated without reference to whether any holders of Common Shares have exercised or may exercise Dissent Rights).

(b)                                 The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of Newco.

7

(c)                                  Subject to Article 4 and Section 5.2, holders of Common Shares shall be entitled to obtain from the Depositary, as agent of Newco, cheques in payment of the cash consideration such holders are entitled to receive from Newco under this Plan of Arrangement, by duly completing and executing the Letter of Transmittal and delivering such executed Letter of Transmittal to the Depositary in accordance with the instructions contained in the Letter of Transmittal.  In addition, holders of certificates formerly representing Common Shares must deliver the original certificates formerly representing Common Shares to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

(d)                                 The Purchaser and Newco will cause the Depositary, as soon as a holder of Common Shares becomes entitled to payment of the cash consideration such holder is entitled to receive from Newco under this Plan of Arrangement, as applicable, to:

(i)    forward or cause to be forwarded by first class mail (postage paid) to such holder at the address specified in the Letter of Transmittal;

(ii)   if requested by such holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up for such holder; or

(iii)  if the Letter of Transmittal neither specifies an address as described in Section 5.1(d)(i) nor contains a request as described in Section 5.1(d)(ii), forward or cause to be forwarded by first class mail (postage paid) to such holder at the address of such holder as shown in the register of Common Shares maintained by or on behalf of the Corporation;

a cheque representing the net cash payment to such holder of Common Shares in accordance with the provisions of this Plan of Arrangement.

(e)                                  No holder of Common Shares shall be entitled to receive any consideration with respect to such Common Shares other than any cash consideration to which such former holder is entitled to receive pursuant to this Section 5.1.

5.2                               Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to the Newco pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the cash payment to which such person is entitled pursuant to Section 5.1, less any amount required to be withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to the Corporation and Newco, in such amount as the Corporation and Newco may direct, or otherwise indemnify the Corporation, Newco, the Purchaser and Depositary in a manner satisfactory to the Corporation, Newco, the Purchaser and Depositary

8

against any claim that may be made against the Corporation, Newco, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3                               Extinction of Rights

Any: (a) certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to the Purchaser pursuant to Section 3.2(b) that is not deposited in the manner required by Section 5.1 prior to the sixth anniversary of the Effective Date; or (b) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains on or before the sixth anniversary of the Effective Date shall, in either case, cease to represent a claim or interest of any kind or nature. On such date, any cash to which the holder of such certificate or agreement would otherwise have been entitled and any right or claim to payment hereunder that remains outstanding, as applicable, shall be deemed to have been surrendered for no consideration to Newco. None of the Corporation, Newco, the Purchaser or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

5.4                               Withholding Rights; Tax Election

The Corporation, Newco, the Purchaser and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Common Shares such amounts as the Corporation, Newco, the Purchaser or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that the withheld amount may be reduced, the Corporation, Newco, the Purchaser and the Depositary, as the case may be, acting reasonably, shall withhold such lower amount. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5                               Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, Newco, the Corporation or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.

ARTICLE 6
AMENDMENTS

6.1                               Amendments to Plan of Arrangement

(a)                                 The Purchaser and the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the

9

Corporation, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to the Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Purchaser and the Corporation, and (ii) if required by the Court, it is approved by the Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Purchaser, provided that it concerns a matter that in the opinion of the Purchaser, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Common Shares.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the provisions of the Acquisition Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.2 and shall become effective without any further act or formality, each of the Corporation, Purchaser and Newco shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

10

SCHEDULE B

ARRANGEMENT RESOLUTION

Arrangement under Section 192 of the
Canada Business Corporations Act

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Essilor International (Compagnie générale d’optique), S.A., a corporation existing under the laws of France (the “Purchaser”), 8800499 Canada Inc., a corporation existing under the laws of Canada (“Newco”), Coastal Contacts Inc., a corporation existing under the laws of Canada (the “Corporation”) and the Corporation’s securityholders, as more particularly described and set forth in the management information circular of the Corporation dated [•], 2014 (the “Circular”)  (as the Arrangement may be, or may have been, modified or amended in accordance with its provisions) is hereby authorized, approved and adopted.

2.                                      The plan of arrangement effecting the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Schedule [•] to the Circular, as the same may be, or may have been, modified or amended, is hereby authorized, approved and adopted.

3.                                     The acquisition agreement dated February 26, 2014 (the “Agreement”) between the Corporation the Purchaser and Newco, and all the transactions contemplated therein, the actions of the directors of the Corporation in approving the Arrangement and the actions of the directors and officers of the Corporation in executing and delivering the Agreement and any amendments thereto are hereby ratified and approved.

4.                                      Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of common shares (“Shareholders”) of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Corporation are hereby authorized and empowered, without further notice to or approval of the Shareholders, (a) to amend the Agreement or the Plan of Arrangement to the extent permitted therein in any manner not inconsistent with an applicable order of the Court and (b) subject to the provisions of the Agreement, not to proceed with the Arrangement.

5.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

6.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents, instruments and agreements and to perform or cause to be performed all such other acts and things as may be necessary or desirable to implement this resolution or otherwise in connection with the matters authorized or contemplated hereby, such determination to be conclusively evidence by the execution and delivery of any such documents, instruments or agreements and the taking of any such action.

2

APPENDIX E
INTERIM ORDER

(IMAGE)

NO.: S142002

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS
ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING
COASTAL CONTACTS INC., THE SHAREHOLDERS OF COASTAL CONTACTS INC., ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A. AND 8800499 CANADA INC.

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

	))	MONDAY, THE 17TH DAY OF MARCH, 2014
BEFORE	) “Master Muir” )
))

ON THE APPLICATION of the Petitioner, Coastal Contacts Inc. (“Coastal”), for an order of the Court (the “Interim Order”) pursuant to its Petition filed on March 13, 2014, in connection with a proposed annual general and special meeting in respect of a proposed arrangement pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), coming on for hearing at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on the 17th day of March, 2014, and on hearing Miranda Lam, counsel for the Petitioner, and on hearing Tracey M. Cohen, counsel for Essilor International (Compagnie Générale d’Optique), S.A., and on reading the Petition and the Affidavit of Nicholas Bozikis sworn March 13, 2014 (the “Affidavit”);

AND UPON noting that the director (the “Director”) appointed under the CBCA has been served with notice of this application as required by Subsection 192(5) of the CBCA and that the Director does not intend to appear or make submissions with respect to this application.

FOR THE PURPOSES OF THIS ORDER:

The capitalized terms not defined in this Interim Order shall have the meanings ascribed to them in the draft copy of the Management Information Circular of Coastal (the “Information Circular”) attached as Exhibit “B” to the Affidavit.

IT IS HEREBY ORDERED THAT:

ANNUAL GENERAL AND SPECIAL MEETING

1.                                      In accordance with Sections 190 and 192 of the CBCA, Coastal is authorized and directed to call, hold and conduct an annual general and special meeting of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Coastal (the “Meeting”) to be held at 10:00 a.m. on April 16, 2014 at the offices of McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia.

2.                                      At the Meeting, in additional to routine annual general meeting matters and such other business as may properly come before the meeting, the Shareholders will consider, and if deemed advisable, pass, with or without variation, a special resolution of the Shareholders (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Section 192 of the CBCA involving Coastal, the Shareholders, Essilor International (Compagnie Générale d’Optique), S.A., and 8800499 Canada Inc. (the “Purchaser”), as more particularly set forth in the plan of arrangement (the “Plan of Arrangement”) a copy of which is attached as Appendix “C” to the Information Circular, which is attached as Exhibit “B” to the Affidavit.

3.                                      The Meeting shall be called, held and conducted in accordance with the CBCA, the Information Circular, the Articles of Coastal and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court.

ADJOURNMENTS AND POSTPONEMENTS

4.                                      Coastal, if it deems advisable and subject to the terms of an acquisition agreement (the “Acquisition Agreement”) dated February 26, 2014, is authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting such adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, news release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by Coastal.

AMENDMENTS

5.                                      Coastal is authorized to make, in the manner contemplated by and subject to the Plan of Arrangement, such amendments, revisions or supplements to the Plan of Arrangement as it may determine without any additional notice to the Shareholders. The Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement to be submitted to the Shareholders at the Meeting and the subject of the Arrangement Resolution.

RECORD DATE

6.                                      The record date for determining Shareholders entitled to receive notice of, and attend and vote at the Meeting, and to receive the Information Circular and the form of proxy for use by Shareholders at the Meeting (the “Form of Proxy”) shall be 5:00 p.m. (Vancouver time) on March 14, 2014 (the “Record Date”).

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

7.                                      The Information Circular and the Form of Proxy (collectively, the “Meeting Materials”) in substantially the form attached as Exhibits “B” and “C”, respectively, to the Affidavit, with such deletions, amendments or additions thereto as counsel for Coastal may advise are necessary or desirable, provided that such deletions, amendments or additions are not materially inconsistent with the terms of this Interim Order or the Acquisition Agreement, shall be sent to:

(a)                                 the Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)                                     by prepaid ordinary mail, addressed to any Shareholder at his, her or its address as it appears on the securities register of Coastal as at the Record Date or, in the case of Non-Registered Shareholders who do not object to his, her or its identity being known to Coastal (known as a “NOBO” in singular form or “NOBOs” in plural form for “Non-Objecting Beneficial Owner” or “Non-Objective Beneficial Owners” respectively), the name and address and information about a NOBO’s holdings of Coastal Shares as at the Record Date obtained by Coastal in accordance with applicable securities regulatory requirements from the Intermediary holding Coastal Shares on the NOBO’s behalf;

(ii)                                  by delivery in person or recognized courier service to any Shareholder at the address referred to in paragraph 7(a)(i) above; or

(iii)                               by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Coastal, acting through its representatives, and who requests such email or facsimile transmission; and

(b)                                 the directors and auditors of Coastal by mailing the Meeting Materials by prepaid ordinary mail, or by e-mail or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmission and the date of the Meeting, and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

8.                                      The accidental failure or omission by Coastal to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the preceding paragraph shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of Coastal, then it shall use reasonable best efforts to rectify such failure or omission by the method and in the time most reasonably practicable in the circumstances.

9.                                      The Information Circular is hereby deemed to represent sufficient and adequate disclosure including for the purposes of Section 192 of the CBCA and Coastal shall not be required to send to Shareholders any other or additional information.  The mailing, delivery, transmission and distribution of the Meeting Materials pursuant to paragraph 7 above shall constitute good and sufficient notice of the Meeting upon such persons and good and sufficient notice of the Notice of Hearing of Petition upon such persons who are entitled to receive such notice and no other forms of service need be made and no other material need be served upon or delivered to such persons in respect of the Meeting and these proceedings, and such service shall be effective on the date of deemed receipt pursuant to paragraph 10 below.

DEEMED RECEIPT OF NOTICE

10.                               The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served and received by the Shareholders:

(a)                                 in the case of mailing, when deposited in a post office box or public letter box;

(b)                                 in the case of delivery in person, upon personal delivery or upon delivery to such person at the address referred to in paragraph 7(a)(i) above; and

(c)                                  in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

11.                               Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Shareholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders by any of the means set forth in paragraph 7 above, as determined to the most appropriate method of communication by the Board of Directors.

PERMITTED ATTENDEES

12.                               The persons entitled to attend the Meeting will be:

(a)                                 the Shareholders determined as at the Record Date and their duly appointed proxyholders;

(b)                                 the directors, officers, auditors, counsel and advisors of Coastal and its board of directors;

(c)                                  representatives and advisors of the Purchaser; and

(d)                                 other persons with the prior permission of the Chairman of the Meeting.

QUORUM AND VOTING

13.                               The quorum for the Meeting shall be one or more individuals present in person or represented by proxy who represent, in the aggregate, not less than 10% of the Common Shares entitled to be voted at the Meeting.

14.                               The only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date or their duly appointed proxyholders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Coastal.

15.                               Each Shareholder as at the close of business on the Record Date shall be entitled to vote on the Arrangement Resolution at the Meeting, either in person or by proxy, and shall be entitled to one vote for each Common Share held by such Shareholder, except to the extent that any such shareholder shall have transferred any of its Common Shares after the Record Date and the transferee produces properly enclosed certificates evidencing those Common Shares (or otherwise establishes ownership, as determined by the Chairman of the Meeting upon consultation with the Scrutineer and legal counsel to Coastal) and demands at any time before the Meeting to be included in the list of Shareholders eligible to vote at the Meeting.

16.                               For the purpose of the Meeting, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.  Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

17.                               Subject to any further order of the Court, the vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of:  (i) not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, voting together as a class; and (ii) not less than a simple majority of the votes cast by the Shareholders (excluding Roger V. Harding and Steve Bochen whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101), voting as a class.

SCRUTINEER

18.                               A representative of Coastal’s registrar and transfer agent (or any agent thereof) (the “Scrutineer”) will be authorized to act as scrutineer for the Meeting.

USE OF PROXIES

19.                               Coastal is authorized to use the Form of Proxy in substantially the same form as is attached as Exhibit “C” to the Affidavit in connection with the Meeting, and Coastal is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

20.                               The procedures for the use of proxies at the Meeting shall be as set out in the Information Circular.

21.                               Coastal may, in its discretion, generally waive the time limits for the deposit of proxies by Shareholders if Coastal deems it advisable to do so, such waiver to be endorsed by the initials of the Chairman of the Meeting on any proxy to which such waiver relates.

DISSENT RIGHTS

22.                               A registered holder of Common Shares as recorded in the securities register maintained by or on behalf of Coastal (“Registered Shareholder”) will be granted the following rights of dissent (the “Dissent Rights”) in respect of the Arrangement Resolution, provided that such Registered Shareholders otherwise comply strictly with the requirements of Section 190 of the CBCA, as modified by the Interim Order, the Final Order and Article 4 of the Plan of Arrangement:

(a)                                 any Registered Shareholder intending to exercise Dissent Rights must give a written objection to the Arrangement Resolution to Coastal at Suite 320, 2985 Virtual Way, Vancouver, British Columbia, V5M 4X7 (Attention: Chief Executive Officer) to be received no later than 5:00 p.m. (Vancouver time) on April 14, 2014 (or 5:00 p.m. (Vancouver time) on the on the second Business Day immediately preceding any adjourned or postponed Meeting) and must otherwise comply with this paragraph 22;

(b)                                 any Registered Shareholder (a “Dissenting Shareholder”) who exercises Dissent Rights in respect of the Arrangement Resolution in strict compliance with the requirements of Section 190 of the CBCA, as modified by this Interim Order, the Final Order, and Article 4 of the Plan of Arrangement (the “Dissent Procedures”), will be entitled, in the event that the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Dissenting Shareholder in respect of which the Dissenting Shareholder has exercised Dissent Rights as determined immediately prior to the Arrangement Resolution being approved by the Shareholders;

(c)                                  all of the Common Shares held by each Dissenting Shareholder who has validly exercised his, her or its Dissent Rights shall, at the “Effective Time” (as defined in the Plan of Arrangement), and notwithstanding any provision of Section 190 of the CBCA, be deemed to have been irrevocably transferred to the Purchaser (free and clear of any “Encumbrances”, as defined in the Plan of Arrangement) and each such Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Common Shares for which such Dissenting Shareholder has exercised Dissent Rights other than the right to be paid the fair value of such Common Shares in accordance with the Dissent Procedures, and the securities register maintained by or on behalf of Coastal will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the Effective Time;

(d)                                 if a Dissenting Shareholder is ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights, such Dissenting Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a Shareholder that has not exercised Dissent Rights;

(e)                                  Registered Shareholders may only exercise Dissent Rights with respect to all of the Common Shares held by such Registered Shareholder or, in the event the Registered Shareholder holds Common Shares for or on behalf of one or more beneficial owners of the Common Shares not recorded in the securities register maintained by or on behalf of Coastal (“Non-Registered Shareholders”), all of the Common Shares owned by the Non-Registered Shareholder on whose behalf dissent rights are being exercised;

(f)                                   Registered Shareholders who vote, or who have instructed a proxyholder to vote in favour of the Arrangement Resolution will not be entitled to Dissent Rights; and

(g)                                  It is a condition to the completion of the Arrangement that holders of not more than 7% of the issued and outstanding Common Shares shall have exercised Dissent Rights in respect of the Arrangement, that have not been withdrawn as of the Effective Date.

APPLICATION FOR FINAL ORDER

23.                               Coastal may give notice of these proceedings, including the application for the final approval of the Arrangement (the “Final Application”) to the Shareholders by including a notice (the “Notice of Hearing of Petition”) substantially in the form attached as Appendix “I” to the Information Circular attached as Exhibit “B” to the Affidavit, as part of the Meeting Materials, mailed in the manner contemplated in paragraph 7, and service of such notice shall be deemed to be effected on the fifth day following the day on which the Meeting Materials are so mailed, and except as provided herein, Coastal is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by Coastal in this proceeding (including affidavits filed in support of such motions), or any orders made on application by Coastal, including this Interim Order, on any person, except such persons who have filed a Response (as hereinafter defined) pursuant to paragraph 26 below.

24.                               Coastal may give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified in the preceding paragraph.

25.                               The Final Application shall be set down for hearing at the courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. on April 23, 2014, or so soon thereafter as the Final Application can be heard or such other date following the date of the Meeting as Coastal may determine and, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Interim Order, and any and all regulatory approvals having been obtained or concluded, Coastal will be at liberty to proceed with the Final Application on such date.

26.                               Any Shareholder (or any other interested party who obtains leave of the court) has the right to appear (either in person or by counsel) and make submissions at the Final Application, provided that such Shareholder shall file a Response to Petition (the “Response”), in the form prescribed by the British Columbia Supreme Court Civil Rules, with this Court and deliver a copy of the filed Response together with a copy of any affidavits or any other materials on which such Shareholder intends to rely at the Final Application, including an outline of such Shareholder’s proposed submissions, to the solicitors for the Petitioner at McCarthy Tétrault LLP, Suite 1300 — 777 Dunsmuir Street, Vancouver, B.C.  V7Y 1K2, Attention: Miranda Lam, at or before 12:00 p.m. (Vancouver time) on April 21, 2014 or as otherwise provided in this Interim Order.

27.                               The Purchaser and its legal counsel have the right to appear and make submissions at the Final Application, subject to the provisions of the Arrangement Agreement.

28.                               If the Final Application is adjourned, only those persons who have filed and delivered a Response in accordance with the preceding paragraph need be served with notice of the adjourned date.

29.                               Any materials to be filed by Coastal in support of the Final Application may be filed up to two business days prior to the hearing of the Final Application without further order of this Court.

VARIANCE

30.                               Coastal shall be entitled, at any time, to apply to this Honourable Court to vary this Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to this Interim Order.

31.                               Rules 8-1, 8-2, and 16-1 of the Supreme Court Civil Rules will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

ADJOURNMENT

32.                               The hearing of the application with respect to the balance of the relief sought, and specifically, that which is contained in paragraph 2 of Part 1: Orders Sought in the Petition filed herein and described above as the Final Application, is adjourned to April 23, 2014 or so soon thereafter as the Final Application can be heard or such other date following the date of the Meeting as Coastal may determine and, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Interim Order, and any and all regulatory approvals having been obtained or concluded.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

“Miranda Lam”
MIRANDA LAM
Counsel for the Petitioner	BY THE COURT

“Counter Registrar”	“Registrar”
REGISTRAR

APPENDIX F
DISSENT PROVISIONS OF THE CBCA

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX G

GUGGENHEIM SECURITIES FAIRNESS OPINION

GUGGENHEIM SECURITIES, LLC 330 MADISON AVENUE NEW YORK, NEW YORK 10017 GUGGENHEIMPARTNERS.COM

February 26, 2014

The Board of Directors

Coastal Contacts Inc.

2985 Virtual Way, Suite 320

Vancouver, British Columbia

V5M 4X7

CANADA

Members of the Board:

We understand that Coastal Contacts Inc. (the “Corporation”), Essilor International (Compagnie Generale d’ Optique), S.A. (the “Acquiror”) and 8800499 Canada Inc. (“Newco”) intend to enter into an Acquisition Agreement to be dated as of February 26, 2014 (the “Agreement” and, collectively with the Support and Voting Agreements with certain shareholders to be dated as of February 26, 2014, the “Transaction Documentation”), pursuant to which Newco will acquire all of the common shares of the Corporation (the “Common Shares”) pursuant to a court approved plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Transaction”) for CAN $12.45 per share in cash (the “Sale Price”).  The terms and conditions of the Transaction are more fully set forth in the Transaction Documentation.

You have asked us to render our opinion as to whether the Sale Price is fair, from a financial point of view, to the holders of Common Shares.

In the course of performing our reviews and analyses for rendering this opinion, we have:

•                  Reviewed drafts of the Transaction Documentation dated as of February 25, 2014;

•                  Reviewed certain publicly available business and financial Information (as defined below) regarding the Corporation;

•                  Reviewed certain non-public business and financial Information regarding the Corporation’s business and prospects (including certain financial projections for the Corporation), all as prepared and provided to us by the Corporation’s senior management;

•                  Discussed with the Corporation’s senior management their strategic and financial rationale for the Transaction as well as their views of the Corporation’s business, operations, historical and projected financial results and future prospects;

•                  Reviewed the historical prices, trading multiples and trading volume of the Common Shares;

•                  Compared the financial performance of the Corporation and the trading multiples and trading activity of the Common Shares with such data for certain other publicly traded companies which we deemed generally relevant in evaluating the Corporation;

•                  Performed discounted cash flow analyses based on the financial projections for the Corporation furnished to us by the Corporation;

•                  Reviewed the valuation and financial metrics of certain mergers and acquisitions which we deemed generally relevant in evaluating the Transaction;

•                  Reviewed the premia paid relative to market prices in certain other mergers and acquisitions of a size generally relevant to the Transaction;

•                  Reviewed representations contained in a certificate, dated as of the date hereof, from senior officers of the Corporation as to certain factual matters and the completeness and accuracy of the Information (as defined below) provided to us for the preparation of this opinion; and

•                  Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have not, to the best of our knowledge, been denied access by the Corporation to any Information that we requested.

In arriving at our opinion, we have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, any financial projections, other estimates and other forward-looking information) provided to or discussed with us by the Corporation or obtained by us from public sources, data suppliers and other third parties (the “Information”).  We (i) do not assume any responsibility, obligation or liability (whether direct or indirect, in contract or tort or otherwise) for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such Information (including, without limitation, any financial projections, other estimates or other forward-looking Information), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness or achievability of any financial projections, other estimates and other forward-looking Information or the assumptions upon which they are based and (iii) have relied upon the assurances of the Corporation’s senior management that they are unaware of any facts or circumstances that would make such Information (including, without limitation, any financial projections, other estimates or other forward-looking Information) incomplete, inaccurate or misleading.  Specifically, with respect to all (i) financial projections, other estimates and other forward-looking Information provided to or discussed with us by the Corporation, we have been advised by the Corporation’s senior management, and we have assumed, that such financial projections, other estimates and other forward-looking Information utilized in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Corporation’s senior management as to the expected future performance of the Corporation and (ii) financial projections, other estimates and/or other forward-looking Information obtained by us from public sources, data suppliers and other third parties, we have assumed that such Information is reasonable and reliable.  We also received a certificate, dated the date hereof, from the Chief Executive Officer and the Chief Financial Officer of the Corporation confirming certain factual matters and the completeness and accuracy of the Information, including the above forward-looking Information.

During the course of our engagement, we were asked by the Corporation’s Board of Directors and the Special Committee of the Board of Directors to solicit indications of interest from various third parties regarding a potential transaction with the Corporation (the “Solicitation Process”), and we have considered the results of such Solicitation Process in rendering our opinion herein.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Corporation, nor have we been furnished with any such appraisals.  We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to the Corporation or any of its shareholders.  We are not legal, regulatory, tax, accounting or actuarial experts and have relied on the assessments of the Corporation’s advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects material to our analyses, (i) the final executed form of the Transaction Documentation will not differ from the drafts that we have reviewed, (ii) the Corporation and the Acquiror will comply with all terms of the Transaction Documentation and (iii) the representations and warranties of the Corporation and the Acquiror contained in the Agreement are true and correct and all conditions to the obligations of each party to the Transaction Documentation to consummate the Transaction will be satisfied without any waiver thereof.  We also have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Transaction Documentation.  In addition, we did not meet with the auditors of the Corporation and have assumed the accuracy, completeness and fair presentation of, and have relied upon, without independent verification, the financial statements of the Corporation and any reports of the auditors thereon.

In rendering this opinion, we do not express any view or opinion as to the price or range of prices at which the common shares or other securities of the Corporation or the Acquiror may trade at any time, including, without limitation, subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to the Corporation in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction.  In addition, the Corporation has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Aside from our current engagement by the Corporation, Guggenheim Securities, LLC (“Guggenheim Securities”) has not been previously engaged by the Corporation, nor has Guggenheim Securities been previously engaged by the Acquiror, to provide investment banking and/or financial advisory services for which we received fees.   Guggenheim Securities may seek to provide the Acquiror and its affiliates with certain investment banking and financial advisory services unrelated to the Transaction in the future.

Guggenheim Securities and its affiliates engage in a wide range of financial services activities for their own accounts and the accounts of customers, including asset and investment management, investment banking, corporate finance, mergers and acquisitions, restructuring, merchant banking, fixed income and equity sales, trading and research, derivatives, foreign exchange and futures.  In the ordinary course of these activities, Guggenheim Securities or its affiliates may (i) provide such financial services to the  Corporation, the Acquiror, other participants in the Transaction and the Solicitation Process or their respective affiliates, subsidiaries, investment funds and portfolio companies for which services Guggenheim Securities or certain of its affiliates has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain debt or equity securities, bank debt and derivative products of or relating to the Corporation, the Acquiror, other participants in the Transaction or the Solicitation Process or their respective affiliates, subsidiaries, investment funds and portfolio companies. Finally, Guggenheim Securities’ affiliates, directors, officers and employees may have investments in the Corporation, the Acquiror, other participants in the Transaction or the Solicitation Process or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel.  As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Corporation, the Acquiror, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

It is understood that this letter and our opinion have been provided to the Corporation’s Board of Directors (in its capacity as such) solely for its information and assistance in connection with its evaluation of the Transaction.  This letter and our opinion are not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy, management proxy circular or similar document to be distributed to the holders of the Common Shares in connection with the Transaction.

We have not been engaged to prepare a formal valuation of the Corporation or a valuation of any of the securities or assets of the Corporation and this opinion should not be construed as such.

This letter and our opinion do not constitute a recommendation to the Corporation’s Board of Directors with respect to the Transaction, nor do this letter or our opinion constitute advice or a recommendation to any holder of the Common Shares as to how to vote in connection with the Transaction or otherwise.  This letter and our opinion do not address the Corporation’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for the Corporation or the effects of any other transaction in which the Corporation might engage.  This letter and our opinion address only the fairness, from a financial point of view, of the Sale Price to the holders of Common Shares.  We do not express any view or opinion as to any other term or aspect of the Transaction Documentation or the Transaction, any term or aspect of any other agreement or instrument contemplated by the Transaction Documentation or to be entered into or amended in connection with the Transaction or the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of the Corporation.  Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Corporation’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Sale Price or otherwise.

This letter and our opinion have been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities.  Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the Information made available to us, as of the date hereof.  We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Sale Price is fair, from a financial point of view, to holders of Common Shares.

Very truly yours,

“Guggenheim Securities, LLC”

GUGGENHEIM SECURITIES, LLC

APPENDIX H
BMO CAPITAL MARKETS FAIRNESS OPINION

Investment & Corporate Banking 885 West Georgia Street, 17th Floor Vancouver, BC V6G 2X7 Tel : 604-443-1491

February 26, 2014

Coastal Contacts Inc.

Suite 320-2985 Virtual Way

Vancouver, BC

Canada V5M 4X7

To the Special Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Coastal Contacts Inc. (the “Company”) and Essilor International (Compagnie Générale D’Optique), S.A. (the “Acquiror”) propose to enter into an arrangement agreement to be dated February 26, 2014 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (“Shares”) for a price equal to $12.45 in cash per Share (the “Consideration”) by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to holders of Shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the Special Committee of the Board of Directors of the Company (the “Special Committee”) and the Board of Directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in February 2014. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated February 17, 2014 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Special Committee and the Board of Directors with the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion.  The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Company and the Special Committee pursuant to the Engagement Agreement.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings.  BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation.  As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.              a draft of the Arrangement Agreement dated February 26, 2014;

2.              certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;

3.              certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

4.              internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

5.              discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects;

6.              public information with respect to selected precedent transactions we considered relevant;

7.              various reports published by equity research analysts and industry sources we considered relevant;

8.              a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

9.              such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”).  The Opinion is conditional upon such completeness, accuracy and fair presentation.  We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries, associates or affiliates (as those terms are defined in the Act or the rules made thereunder) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets and is, as of the date hereof, or, in the case of historical Information, was at the date of preparation, to the best of the senior officers knowledge, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, associates or affiliates, and no change has occurred in the Information or any part thereof which would have or which could  reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Special Committee and the Board of Directors for their exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent.  The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement.  Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such.  The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters.  We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters.  In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof.  Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours truly,

“BMO Nesbitt Burns Inc.”

BMO Nesbitt Burns Inc.

APPENDIX I
NOTICE OF HEARING OF PETITION FOR FINAL ORDER

No. S142002

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS
 ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING
COASTAL CONTACTS INC., THE SHAREHOLDERS OF COASTAL CONTACTS INC., ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A. AND 8800499 CANADA INC.

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

TO:                           The Shareholders of Coastal Contacts Inc.

The Director, Canada Business Corporations Act

TAKE NOTICE THAT the petition (the “Petition”) of Coastal Contacts Inc. (“Coastal”) filed with the Supreme Court of British Columbia (the “Court”) in the Vancouver Registry on March 13, 2014, for approval of an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), involving Coastal, Essilor International (Compagnie Générale d’Optique), S.A., 8800499 Canada Inc., and the holders (the “Shareholders”) of common shares (“Common Shares”) of Coastal, will be heard on April 23, 2014 at 9:45 a.m.

AND NOTICE IS FURTHER GIVEN that by an order made after application (the “Interim Order”) of the Supreme Court of British Columbia, pronounced on March 17, 2014, the Court has given directions as to the calling and holding of a meeting of Shareholders for the purpose of the Shareholders voting upon a resolution to approve the Arrangement.  The Court has ordered that the Shareholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 190 of the CBCA, as modified by the Interim Order, the Final Order and Article 4 of the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN THAT at the hearing of the Petition, the Petitioner intends to seek orders and declarations as follows:

(a)                                 an order that the Arrangement and its terms and conditions are approved;

(b)                                 a Declaration that the terms and conditions of the Arrangement are fair and reasonable;

(c)                                  a Declaration that the Arrangement will be binding upon the Petitioner and its Shareholders upon taking effect;

I-1

(d)                                 a Declaration that the Arrangement will take effect as of the Effective Time; and

(e)                                  any other order for such relief as this Court shall deem just.

AND NOTICE IS FURTHER GIVEN that if any Shareholder desiring to support or oppose the Petition may appear at the time of the hearing (either in person or by counsel), provided that such Shareholder files a Response to Petition with the Court in the form prescribed by the B.C. Supreme Court Civil Rules and delivers a copy of the filed Response to Petition and any affidavits and other materials upon which the Shareholder intends to rely, on or before 12:00 p.m. (Vancouver time) on April 21, 2014, to the solicitors for Coastal at the address for delivery set out below. If any such Shareholders do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Petitioner and that in the event the hearing of the Petition is adjourned, only those persons who have filed a Response to Petition in the form prescribed by the B.C. Supreme Court Civil Rules  will be notified.

A copy of the said Petition and other documents in these proceedings will be furnished to any Shareholder or any other party who is affected by the Petition who requests the same (in writing) from the under mentioned solicitors for the Petitioners:

McCarthy Tétrault LLP

Suite 1300 — 777 Dunsmuir Street

Vancouver, British Columbia V7Y 1K2

Attention: Miranda Lam

At the hearing of the final application, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

Duration of hearing

It has been agreed by the parties that the hearing will take 10 minutes.

Jurisdiction

This matter is not within the jurisdiction of a master.

DATED: March 18, 2014

I-2

APPENDIX J
CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS

Board of Directors

Disclose the identity of directors who are independent.

Jeffrey Mason, John Currie, Jeff Booth and Neel Grover are independent.

Murray McBride is the stepfather of Roger V. Hardy and is considered independent as such relationship is not reasonably expected to interfere with the exercise of his independent judgment in relation to Coastal.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The following directors are not considered independent for the purposes of corporate governance disclosures:

Roger V. Hardy is the Chairman and Chief Executive Officer of Coastal.

Michaela Tokarski is Roger V. Hardy’s sister.

Disclose whether or not a majority of the directors are independent. If the majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently comprised of seven directors, five of whom are considered independent and two of whom are not considered independent.

In order to facilitate its exercise of independent judgment in carrying out its responsibilities, the Board establishes informal committees, on an as needed basis, consisting solely of independent directors to consider certain matters to be considered by the Board. The Board, or any committee, may also seek advice from outside advisors. The Board also follows a practice whereby, if a director has an interest in a matter the Board is considering, such director either abstains from voting on the matter or exits the Board meeting.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Jeffrey Mason: Amarc Resources Ltd.; Red Eagle Mining Corporation; Slater Mining Corporation.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Other than meetings of the Special Committee in connection with the Arrangement (as described in this Circular), the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, the independent directors may at any time call a meeting of independent directors without non-independent directors and members of management being present. At Board and Committee meetings, the independent directors hold sessions at which members of management are not in attendance.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Roger V. Hardy is the Chairman of the Board and is not an independent director.

The Board does not presently have a lead director.

The Board believes that its current structure best reflects the entrepreneurial leadership of Coastal. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee and the Compensation and Corporate Governance Committee being composed either entirely of independent directors or of a majority of independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Since November 1, 2012 (the beginning of Coastal’s most recently completed financial year), Coastal held six Board meetings with attendance by the directors as follows:
	Roger V. Hardy	—	7 out of 7 meetings
	Murray McBride	—	7 out of 7 meetings
	Michaela Tokarski	—	7 out of 7 meetings
	Jeffrey Mason	—	7 out of 7 meetings
	John Currie	—	7 out of 7 meetings
	Jeff Booth	—	7 out of 7 meetings
	Neel Grover	—	7 out of 7 meetings

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.

Board Mandate

Disclose the text of the board’s written mandate.

The Board has responsibility for the Corporation’s approach to corporate governance. The responsibility for the day-to-day management of Coastal rests with the executive officers; however, the Board is ultimately responsible for the stewardship of Coastal. The Board assumes this responsibility in key areas such as the following:

	(a)	safeguarding shareholder interests;
	(b)	the adoption of a strategic planning process that includes reviewing Coastal’s long-term objectives on a periodic basis;
	(c)	succession planning, including appointing, developing and monitoring senior management;
	(d)	developing and monitoring Coastal’s policy for communicating with shareholders, other stakeholders and the public;
(e)

the integrity of Coastal’s internal control systems, which the Board and the Audit Committee and Compensation and Corporate Governance Committee review periodically with management and Coastal’s auditors;

	(f)	reviewing with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks; and
	(g)	considering and approving all significant transactions or decisions affecting Coastal and its subsidiaries prior to implementation.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed written position descriptions for the Chairman of the Board or for the chair of each Board committee.

Although the Board has not developed formal position descriptions for its Chairman and the chairs of the Board committees, through periodic discussions amongst the Board members, they have acquired a good understanding of their respective roles.

The chairs of the Audit Committee and the Compensation and Corporate Governance Committee are in charge of their respective committees and ensuring their designated responsibilities are effectively discharged. The committee chairs are required to comply with the requirements of the policies governing the particular committee. The chairs act as the liaison with the Chairman of the Board and are responsible for reporting to the Board on matters under their purview.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities.

The Board has not developed a written position description for the CEO. The CEO is responsible for the day-to-day operations of Coastal, and with the management team, pursues Board-approved strategic initiatives within the context of authorized business, capital plans and corporate policies. The CEO is expected to report to the Board on a regular basis on short-term results and long-term development activities. The Board (with recommendations from the Compensation and Corporate Governance Committee) discusses the goals of Coastal and the performance of the CEO in the attainment of these goals.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:	As necessary, new members of the Board are provided with information about Coastal, the role of the Board, the Board’s committees, the Board’s directors and Coastal’s industry.
(i) the role of the board, its committees and its directors; and
(ii) the nature and operation of the issuer’s business.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The current directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. The Corporation provides continuing education for its directors as such needs arise.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

Coastal has a Code of Business Conduct and Ethics (the “Code”) setting out the principles that should guide the behaviour of Coastal’s directors, officers and employees. The Code addresses issues such as the following:

	(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
(i) disclose how a person or company may obtain a copy of the code;	(b)	protection and proper use of corporate assets and opportunities;
	(c)	fair dealing with Coastal’s security holders, customers, suppliers, competitors and employees;
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
	(d)	compliance with laws, rules and regulations; and
	(e)	reporting of any illegal or unethical behaviour.

A copy of the Code is available by request by sending an email to investors@coastalcontacts.com. A copy of the Code is also posted on the Corporation’s website at www.coastalcontacts.com and on SEDAR at www.sedar.com.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board is responsible for monitoring compliance with the Code. One tool used for monitoring compliance is Coastal’s Whistleblower Policy. Any person can report complaints or concerns, which may be on an anonymous basis through the procedures of the Whistleblower Policy.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

To ensure directors of the Corporation exercise independent judgment in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board follows a practice whereby any such Board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter. Significant contracts that may be deemed to be a conflict are also reviewed and approved by Coastal’s Audit Committee.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest .

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

The Compensation and Corporate Governance Committee is responsible for advising the Board with respect to the filling of vacancies on the Board and making recommendations as to nominees for the Board and uses an informal consultative process.

In order to foster an objective nomination process, the independent members of the Board are encouraged to recommend nominees for the Board.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.

The Compensation and Corporate Governance Committee, which is responsible for various nominating committee functions for the Corporation, is currently comprised of three directors, all of whom are independent, including under the independence requirements of the NASDAQ.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Compensation and Corporate Governance Committee has the authority and responsibility to:
	(a)	evaluate and make recommendations to the Board with respect to filling vacancies on the Board and making recommendations as to nominees for the Board; and
	(b)	evaluate and make recommendations to the Board concerning the appointment of directors to Board committees and the selection of Board committee chairs.

The Compensation and Corporate Governance Committee analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

New candidates are introduced to the Board by members of the Committee.

Compensation

Describe the process by which the board determines compensation for the issuer’s directors and officers.

The Compensation and Corporate Governance Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of Coastal’s directors and officers. The Committee has overall responsibility for approving and evaluating the directors and officers compensation plans, policies and programs for Coastal.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation and Corporate Governance Committee is currently comprised of three directors, all of whom are independent, including under the independence requirements of the NASDAQ.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The authority and responsibility of the Compensation and Corporate Governance Committee with respect to compensation matters is set out in a the Committee’s Charter and includes, without limitation, the following:

(a)

annually review and approve corporate goals and objectives relevant to the compensation of the CEO and President, evaluate the CEO and President’s performance in light of those goals and objectives, and set the CEO and President’s compensation level based on this evaluation;

(b)

review and approve the compensation of the CEO and President and review the compensation of other executive officers, including salary, bonus and incentive compensation levels, deferred compensation, executive perquisites, equity compensation, severance arrangements, and change-in-control benefits;

	(c)	periodically review and make recommendations to the Board with respect to incentive compensation plans, equity-based plans and management retention plans;
(d)

exercise all rights, authority and functions of the Board under all of the Corporation’s stock option, stock incentive , employee stock purchase and other equity-based plans, including, without limitation, the authority to interpret the terms of the plans, to grant options, and to make stock awards;

	(e)	periodically review and make recommendations to the Board with respect to compensation for directors (including compensation for members of Board committees);
	(f)	periodically review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval; and
	(g)	retain and terminate any compensation consultant to be used to assist in the evaluation of compensation for officers and approve the consultants’ fees and other retention terms.

The Compensation and Corporate Governance Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that the compensation allows Coastal to attract qualified candidates. In order to ensure an objective process for determining compensation, the Committee reviews independent materials such as pay survey data and industry reports. The Committee also encourages open and frank discussion from its members and seeks leadership from its independent chair. In addition, it benchmarks against other companies using peer group studies compiled for the Committee.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work .

A compensation consultant or advisor was not retained during the financial year ended October 31, 2013.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the above-mentioned responsibilities, the Compensation and Corporate Governance Committee also has authority and responsibility for corporate governance matters, including, without limitation, the following:

	(a)	manage the corporate governance systems for the Board;
	(b)	assist the Board to fulfill its duty to meet the applicable legal, regulatory business principles and “codes of best practice” of corporate behaviour and conduct;
	(c)	assist in the creation of a corporate culture and environment of integrity and accountability;
	(d)	in conjunction with the Chairman, monitor the quality of the relationship between the Board and management of Coastal;
(e)

review management’s succession plans for senior management; develop and monitor Coastal’s overall approach to corporate governance issued and, subject to approval by the Board, implement and administer this process;

	(f)	review with the Board, on a regular basis, but not less than annually, the terms of reference for the Board, each committee of the Board, the Chairman and the CEO;
(g)

review with the Board, on a regular basis, the methods and processes by which the Board fulfills its duties and responsibilities, including, without limitation, the size of the Board, number and content of Board meetings, and the communication process between the Board and management; and

	(h)	make recommendations to the Board regarding changes to the Board’s corporate governance guidelines.

In addition, in connection with the Arrangement, the Special Committee was formed as described elsewhere in the Circular.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee also has authority and responsibilities relating to assessment matters, including the following:
	(a)	annually evaluate and report to the Board on the performance and effectiveness of the Board;
	(b)	annually, in conjunction with the CEO, evaluate the performance of Coastal’s management (other than the CEO); and
	(c)	evaluate and lead the Board’s annual review of the CEO’s performance.

The Compensation and Corporate Governance Committee does not have a formal process to monitor the effectiveness of the Board, Board committees and individual directors, but rather relies on an informal review process. In order to gauge performance, the Committee considers the following:

	(a)	input from directors, where appropriate;
	(b)	attendance of directors at meetings of the Board and any committee;
	(c)	the charter of each committee; and
	(d)	the competencies and skills each individual director is expected to bring to the Board and each committee.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO:

Toll Free (North America): 1-888-605-8408

  Email: askus@georgeson.com

2